**credit acceptance®**

**2024**
**Annual Report**

We make vehicle ownership possible by providing innovative financing solutions that enable automobile dealers to sell vehicles to consumers regardless of their credit history.

Former Credit Acceptance customer Vivien described the moment she was approved for financing as "awesome" and a turning point in her life. With a reliable vehicle, she regained her independence.





With increased sales and stable cash flow from Credit Acceptance, Integrity Auto opened a second, larger location and continued to grow through repeat customers and referrals.

Nicole, a Credit Acceptance Workplace hero, loves her role training team members on the importance of accurately reporting to the three major credit bureaus. Our credit reporting provides consumers the opportunity to build or rebuild their credit.



# Shareholder letter

## A message from our Chief Executive Officer

## Background

For more than 50 years, Credit Acceptance Corporation[1] has made vehicle ownership possible by providing innovative financing solutions that enable automobile dealers to sell vehicles to consumers regardless of their credit history. We provide our nationwide network of dealers the ability to sell a vehicle to a consumer who, without us, they might otherwise have had to turn away.

The auto finance market is large and fragmented, with $1.5 trillion in outstanding loan balances as of December 31, 2024. We compete with banks, credit unions, auto finance companies affiliated with auto manufacturers, independent auto finance companies, and "buy here, pay here" dealers. Our value proposition in the market is unique for two reasons. First, consumers are not denied the opportunity to purchase a vehicle based on their credit history. Vehicles are necessary in most areas of the country. By providing access to credit,[2] we make it possible for consumers to purchase vehicles needed to maintain or find better employment, attend school, access health care, and buy more affordable groceries and other necessities. Second, for most of the vehicle sales we finance, the dealer shares in the cash flows from the loan after the loan is assigned to us.[3] Dealers receive 80% of collections throughout the life of a loan. This compensation plan is a critical element of our success as it creates an alignment of interests between Credit Acceptance, the dealer, and the consumer. Through Credit Acceptance, the dealer directly benefits if the consumer's loan is repaid and the consumer builds or rebuilds their credit. Our program incentivizes the dealer to sell a quality vehicle at a price the customer can afford and that will last at least the term of the loan.

Our customers are individuals like Vivien H. from Dundalk, Maryland. Vivien is an elementary school assistant, a role that requires her to consistently and timely show up for children with disabilities and special needs. After totaling her vehicle in an accident, she was left without reliable transportation. She initially relied on others for rides to work, a situation that quickly became unreliable and stressful.  She needed a new vehicle, but worried about her ability to secure financing due to her poor credit history. Her fears were confirmed when she was turned down for financing multiple times. Discouraged but not defeated, she found a dealership who approved her to finance a vehicle through Credit Acceptance. Vivien described the moment she was approved for financing as "awesome" and a turning point in her life. With a reliable vehicle, she regained her independence.

---

[1] I also refer to Credit Acceptance Corporation as "Credit Acceptance", "the Company", "we", or "us" throughout this letter.

[2] Our company, like most of our competitors, is an indirect auto finance company, which means the financing contract is originated by the auto dealer and immediately assigned to us in exchange for compensation.

[3] The transaction between the dealer and the consumer is not a loan, but instead something called a "retail installment contract." However, for simplicity and to conform to the language commonly used in the industry and used in our disclosures, I will refer in this letter to retail installment contracts as "loans" and to indirect auto finance companies as "lenders."

Vivien's car ownership journey was not without challenges. After financing her vehicle, she experienced an injury that required multiple surgeries and physical therapy, disrupting her ability to work steadily. Throughout this challenging period, she worked with Credit Acceptance to establish manageable payment plans, helping her regain financial stability. When it comes time to finance another vehicle, Vivien plans to use Credit Acceptance again, knowing she would be supported by a team that listens and puts her at ease, even in the face of unexpected difficulties.



While Vivien's story is inspiring, she's far from alone. Our potential market is huge — adults with no credit history (credit invisible), with limited credit information available through the credit bureaus (a thin file), and subprime credit are often ignored by mainstream lenders and have limited credit choices.

An industry white paper published in 2022, citing Experian® data, placed adults in the United States into the following credit categories:



114 million have **prime credit**.

57 million have a credit profile that is considered **subprime**.

35 million have credit profiles considered **near prime**.

28 million have no credit score and are considered **credit invisible**.

21 million have thin credit files or a limited credit history and are **unscorable**.

44%

22%

14%

11%

8%

**Credit Acceptance makes it possible for all of these individuals to finance a vehicle — a life-changing opportunity for many.**

We also provide our dealers with a unique opportunity to grow their businesses and improve their financial futures. A business relationship with Credit Acceptance creates incremental profit for the dealer, and the potential for incremental repeat and referral business. We have helped thousands of dealers build their businesses and continue to strengthen our dealer relationships.

Our dealers are business owners like Nate W. of Integrity Auto in Ocean Springs, Mississippi. In 2015, after being laid off, Nate partnered with a friend to launch Integrity Auto. They began with a small gravel lot and just 10 vehicles, offering financing through a single source for customers with good credit. Many potential buyers with poor credit visited their lot but, without financing options for them, Nate had to turn them away. To solve this problem, Nate enrolled with Credit Acceptance and gained the ability to offer financing to all customers regardless of their credit history. Integrity Auto started by financing 6-8 vehicles per month through us and grew that number to over 30 per month, closing 16 pools.[4]  With increased sales and stable cash flow from Credit Acceptance, Integrity Auto opened a second, larger location and continued to grow through repeat customers and referrals.



[4] Pools are groups of either 50 or 100 loans assigned under the Portfolio Program.

# History

Our business model has been quite successful over time. The three pillars of our success are: (1) our purpose; (2) our long-term strategy and goals; and (3) our values and beliefs.

## Our Purpose

First, our purpose is to make vehicle ownership possible by providing innovative financing solutions that enable automobile dealers to sell vehicles to consumers regardless of their credit history. Arising from this purpose is our North Star: to create intrinsic value by positively changing the lives of dealers, consumers, team members, investors, and our communities. To do so, we must offer a great product and build a successful, profitable business. And when we serve our constituents well — when we change their lives in positive ways — our business thrives.

Don Foss founded Credit Acceptance in 1972 on these beliefs. Don had learned early in his career as an auto dealer that many individuals could not acquire vehicles they need due to their lack of credit. Don witnessed traditional lending sources unfairly misjudge credit-impaired and credit-invisible applicants, assuming the applicants' less-than-prime credit made them undeserving of a second chance. Don started Credit Acceptance to help those individuals move their lives in a positive direction by providing them the opportunity to finance a vehicle and establish or reestablish positive credit history. Don served as our CEO until 2002 and continued to serve on our Board as Chairman until his retirement in 2017. Our purpose and North Star have guided our decisions, actions, and policies, in all phases of our evolution.

## Our Long-Term Strategy and Goals

Second, we focus on the long-term success of the business and set big, hairy, audacious goals accordingly. Our second pillar was greatly influenced by one of our long-standing Board members. Before our initial public offering, we had limited competition and wrote highly profitable business. After we became publicly traded in 1992, competition intensified, and we struggled for several years in the mid- to late-1990s. One of the first changes the Board member made was to establish a minimum required return on capital. The message was clear: If we could not earn more than our cost of capital, we needed to give that capital back to shareholders. This message got leadership's attention, since at the time we were not meeting this minimum requirement. With the Board's help, we worked through those challenges and began focusing on a metric called "Economic Profit." This led to an increased focus on our core business under Brett Roberts, our CEO from 2002 to 2021, and our exit from several business lines and geographic locations. This focus, institutionalized by Brett, has since guided our success.

With our attention on Economic Profit, we wisely invested our capital and consistently earned a return on capital well above its cost, even in years when our loans performed worse than we expected. We invested in our core business and used excess capital to repurchase stock, buying approximately 40.9 million shares from 1999 through 2024.

**Our Values and Beliefs**

Third, we have clear and unwavering values and beliefs. We began concentrating on building a great culture for our team members in 2001. Brett was confident that creating a strong culture and great work environment would help us create a financially successful business. In 2012, our team members were asked to describe our values and from their responses we created our PRIDE values: Positive, Respectful, Insightful, Direct, and Earnest. The PRIDE values are now organic to our culture and fully integrated into our hiring processes, workplace, communications, and performance management.

## We have clear and unwavering values and beliefs. Positive, Respectful, Insightful, Direct, and Earnest.

Those values are now organic to our culture and fully integrated into our hiring processes, workplace, communications, and performance management.

To retain our great people and environment, we have devoted a significant portion of our time to executing something we call Organizational Health — setting clear expectations, managing performance, providing training, maintaining effective incentive compensation plans, establishing the right environment, and providing the technology and processes required for operational excellence. We have positioned our team members to produce their best work by making decisions through the lens of Organizational Health.

We are honored by the many workplace awards we have earned as a result of PRIDE and our focus on Organizational Health. The awards and recognition received by Credit Acceptance, from local awards to national ranking among the Fortune 100 Best Companies to Work For®, provide outside confirmation of our great culture.

Our purpose, long-term focus on the business, and values have helped us navigate many challenges throughout our history, including those recently arising as the United States continues to recover from decades-high inflation.

## Today

Our purpose, strategy, and values remain relatively unchanged. We continue to offer a product that provides enormous benefits to our dealers and their customers; focus on the long-term success of the business; and provide a culture that attracts talented people around the country and enables them to excel. We apply lessons learned over the years to continue to improve.

To preserve and enhance these three pillars in our remote-first environment, we are continuing to:

Provide exceptional leadership. The experience, consistency, and business knowledge of our leaders are key advantages. Our exceptional leaders include:

- Our executive leadership team, including eleven individuals averaging 19 years of experience at Credit Acceptance. I have been with the Company over 21 years. I became the Chief Executive Officer in May 2021 and, prior to that, primarily served as the Company's Chief Financial Officer.

- Our senior leadership team, made up of vice presidents and senior vice presidents, including 25 individuals with an average of 15 years of experience at Credit Acceptance, and four new seasoned leaders experienced in their respective fields, including Engineering and Treasury.

- Our mid-level leadership team, made up of managers and directors, including 296 individuals with an average of eight years of experience at Credit Acceptance.

Focus on retaining and attracting the best talent. We continue to build our bench strength – developing our internal talent and, when needed, recruiting the best external talent worldwide with our remote-first environment. This includes the addition of over 100 new Engineering team members in 2024. The wide-ranging experience and backgrounds of our team members allow us to approach problems from different perspectives and develop innovative solutions.

Create a sense of belonging and focus on our purpose, goals, and values through engagement and collaboration remotely and in person. This requires great intention when team members are no longer all located within the same building. Through top-down communications, we ensure that team members understand our shared purpose, goals, values, and beliefs. We offer team members opportunities throughout the year to strengthen their connections and foster cross-functional collaboration both virtually and in person.

Connect and empower our team members to produce their best work. Our great team members and culture allow us to thrive. We maintain a great culture, and continue to enhance it, through our PRIDE values, the dimensions of Organizational Health, and always listening. We received 13 workplace awards in 2024. For the tenth time in 11 years, Credit Acceptance was named to the FORTUNE 100 Best Companies to Work For® list. We ranked #39 on the 2024 list. In 2024, for the third year in a row, PEOPLE  Magazine and Great Place to Work also named Credit Acceptance as one of PEOPLE® Companies that Care for demonstrating outstanding respect, care, and concern for our team members and their communities. Other workplace-related accolades included being named in: Fortune's lists for Best Workplaces in Financial Services & Insurance, Best Workplaces for Millennials, and Best Workplaces for Women; Newsweek's list of America's Top 200 Most Loved Workplaces; Top Workplaces USA; Computerworld Best Places to Work in IT; 2024 Top Workplaces for Remote Work; and Detroit Free Press' Top Workplaces in Michigan.







| Rank #39 | Rank #29 | Rank #9 | Rank #8 |
| 10-time Winner | 6-time Winner | 4-time Winner | 10-time Winner |

Today, consistent with how we addressed past macroeconomic challenges, we are leveraging our strengths to grow as described in the section of this letter entitled "Impact of Business Cycles on our Performance." Consistent with our historical operating principles, we use Economic Profit as a framework to evaluate business decisions and strategies, with an objective to maximize Economic Profit over the long term. We reinvest capital in the business, and we return that capital to shareholders through share repurchases to the extent we generate capital in excess of what is needed to fund and invest in the business, as described in the section of this letter entitled "Operating Principles."

# Impact of Business Cycles on Our Performance

It is important for shareholders to understand the impact of the external environment on our performance. Access to capital, competitive cycles, and economic cycles have affected our past results and are likely to affect our results in the future.

### Summary

In 2024, the United States' ongoing recovery from widespread inflation and vehicle shortages continued to influence our industry's capital availability, impact competitive dynamics, and pose economic difficulties for consumers. We observed a combination of favorable and unfavorable trends, both externally and internally, related to that recovery last year.

As to capital availability, capital markets were favorable to issuers and borrowing costs declined as inflation cooled throughout 2024. These trends made raising capital more attractive in our industry and contributed to increased competition for the Company by the end of 2024.

As to competitive dynamics, direct and indirect consumer lenders remained cautious for much of 2024 as uncertainty about loan performance remained. This contributed to the continuing demand for our product throughout the majority of 2024 and allowed us to increase our margin of safety in the aggregate and grow our active dealer base, our loan assignment volume, and the average balance of our loan portfolio. Our unit and dollar volumes grew 16.1% and 11.3%, respectively, during a period with ten consecutive quarters of growth from March 2022 through September 2024. In 2024, we had our highest loan assignment volume in a single year (386,126 contracts) and our largest loan portfolio in its history ($8.9 billion on an adjusted basis, up 15% from 2023). By the end of 2024, the industry saw increased competition from lenders who tightened their credit standards for loans originated in 2023 and 2024 and then saw improved performance.

↑

## 16.1% 11.3%

**Unit Volume Increase YOY**   **Dollar Volume Increase YOY**



## 386,126

**contracts assigned in 2024**

Our highest loan assignment volume in a single year



## 10

**Consecutive quarters of growth from Q2 2022 to Q3 2024**



## $8.9 billion

**on an adjusted basis**

Our largest loan portfolio in our history in 2024

The current economic cycle kept subprime originations low in 2024 compared to pre-pandemic levels, but relatively steady year-over-year. We observed three trends which may have contributed to stabilized subprime origination volumes: (1) used vehicle supply, though depressed, showed recovery from Q1 2023 lows; (2) vehicle values and prices, though still elevated compared to pre-pandemic levels, decreased from their 2022 peaks and were stable year-over-year; and (3) although subcompact sedan production was scarce, inventory and incentives grew for other new small, more affordable vehicles.

The industry remained concerned about auto loan delinquency rates in 2024. Industrywide, collections on consumer auto loans originated in 2021, 2022, and 2023 were lower than anticipated, particularly for subprime originations. We believe this trend may be due to rising consumer costs due to inflation and increased consumer debt levels. Although the performance of loans assigned to Credit Acceptance in 2021, 2022, and 2023 yielded forecasted collection results significantly worse than our initial estimates, we anticipate these loans will continue to generate positive Economic Profit as our initial margin of safety is designed to produce acceptable returns in the aggregate even if loan performance is less than forecasted.

**Access to Capital**

The auto finance market historically has been sensitive to changes in the availability of capital and the cost of capital. When access to capital decreases or the cost of capital increases or both, competition in our market has historically decreased.

From 2019 through mid-2022, aside for a period in 2020 at the onset of the pandemic, capital markets were generally favorable to issuers, which increased competition in the industry. In late 2020 through early 2021, treasury rates were at historic lows due to aggressive easing of monetary policy from the Federal Reserve to stimulate the economy. Low rates, tight credit spreads, and stimulus-driven liquidity made access to capital exceptionally easy and inexpensive. These circumstances contributed to a particularly intense competitive environment for the Company in 2021 and the first half of 2022.

From the second half of 2022 through the first half of 2023, changes in the capital markets contributed to decreased competition for the Company. In mid-2022, borrowing costs began to increase significantly due to macroeconomic concerns and overall interest rate volatility. In March 2022, the Fed began raising interest rates to combat rapidly growing inflation, which had hit multi-decade highs. The Fed increased interest rates 11 times from March 2022 to July 2023 to combat inflation (which peaked at 9.1% in June 2022 and dropped to 2.9% in December 2024 according to the Consumer Price Index as reported by the Bureau of Labor Statistics). As the Fed raised rates, Treasury yields climbed, borrowing costs increased (peaking in late 2023), and spreads widened as risk aversion grew. These circumstances (rate and market volatility), along with credit quality concerns related to loans originated in 2021 and 2022 (as explained below), decreased access to capital and resulted in a more favorable origination environment for the Company.

Because capital markets are cyclical, we apply lessons learned from the past to position the Company for continued success if access to capital becomes constrained.  As of the date of this letter, we have done so by: (1) completing offerings of senior notes, of which two series ($600 million of senior notes due 2028 and $500 million of senior notes due 2030) are currently outstanding and together provide us with $1.1 billion of long-term debt capital; (2) lengthening the terms of certain asset-backed financings to over three years; and (3) increasing our revolving credit facilities to $1.7 billion. We aim to maintain a considerable amount of available borrowing capacity under our revolving credit facilities at all times and to renew these facilities well before they mature. As of March 31, 2025, we had $1.7 billion of unused capacity under our revolving credit facilities and more than $500 million of unrestricted cash. While lengthening the term of our debt facilities, issuing higher-cost long-term debt, and keeping a significant portion of our revolving credit facilities available comes with incremental cost, we view this as a prudent investment for when capital becomes more scarce, which has historically resulted in a positive origination environment for us.

In 2024, our annual average cost of debt increased year-over-year from 5.5% to 7.2% of outstanding principal, primarily as a result of higher interest rates on recently completed or extended secured financings and recently issued senior notes and the repayment of older secured financings and senior notes with lower interest rates. An increase in the cost of debt is not unique to Credit Acceptance; however, we have been less sensitive to increased borrowing costs as we produce a high unlevered return on capital and therefore have been able operate with a modest amount of financial leverage, unlike a lot of our competitors.

## Competitive Cycles

Competitive cycles tend to be related to access to capital. When capital is easier to obtain, underwriting standards in the industry tend to drop, making financing for credit-challenged consumers more accessible and increasing competition in our market.  To stay competitive in such a market, lenders may reduce the margin of safety in the amount advanced to dealers, reducing loan profitability.  Conversely, when capital is more difficult to obtain, underwriting standards in the industry tend to rise, making financing for credit-challenged consumers less accessible and decreasing our competition.  In such an environment, lenders are able to increase the margin of safety in the amount advanced to dealers, generally increasing loan profitability.

Because we take a long view on the industry, price to maximize Economic Profit over the long term (as described below in the section of this letter entitled "Economic Profit"), and seek to best position the Company if access to capital becomes limited, we are less reactive to changes in access to capital (as described above). As a result, we will have difficulty growing, or will even shrink, our business at times; and we will be able to grow strongly at other times. Through several competitive cycles, we have applied past lessons learned and leveraged our strengths (e.g., our ability to predict aggregate performance, deploy risk-adjusted pricing, monitor loan performance, and execute key functions consistently) to successfully maintain our business despite the competitive environment.

When capital markets were generally favorable to issuers in 2019 through mid-2022 and capital remained accessible, competition intensified from the fourth quarter of 2019 to the second quarter of 2022, and the number of loans assigned to us by dealers decreased year-over-year, eventually shrinking our portfolio. The Company's loan unit volume decreased from 341,967 in 2020 to 268,730 in 2021 and increased modestly to 280,467 in 2022. Consistent with our historical practices, during the period of intense competition, we focused on our long-term strategy and maintained an aggregate margin of safety in the amount we advanced to dealers. Initial spreads (the initial forecasted collection rate less the advance rate) were relatively stable during this period: 20.0% in 2019, 19.5% in 2020, 20.3% in 2021, and 20.1% in 2022.

When the cost of capital increased and loan performance moderated (as described below) in the second half of 2022, competition eased as many lenders significantly tightened subprime lending parameters, while other lenders exited the subprime market altogether. As liquidity became an issue, credit unions also began pulling back on auto lending after growing their share of subprime in 2022. When these trends persisted into 2023, certain lenders continued to tighten their credit policies to keep up with the rapid pace of inflation. The Company's loan unit volume increased from 280,467 in 2022 to 332,499 in 2023 and 386,126 in 2024 (our highest single-year loan assignment volume). The eased competition, among other factors, also allowed us to increase the aggregate margin of safety in the amount advanced to dealers slightly, with initial spreads increasing from 21.3% in 2023 to 22.1% in 2024.

Loans originated in 2023 and 2024 by lenders who tightened their credit standards saw improved performance, which drove a renewed desire for growth in the market and, thus, increased competition toward the end of 2024. During the fourth quarter of 2024, while our growth slowed, it was still the Company's second highest fourth quarter unit and dollar volume ever.

We were also able to enroll more new dealers and increase our active dealer base from mid-2022 to 2024 to address volume per dealer trends. After a modest increase in 2022, we experienced significant growth in our active dealers in 2023, reaching the highest level in our history in 2024 — increasing both dealer enrollments (3,627 in 2022; 5,605 in 2023; and 6,088 in 2024 — a 68% increase from 2022 to 2024) and the number of active dealers (11,901 in 2022; 14,174 in 2023; and 15,463 in 2024 — a 30% increase from 2022 to 2024).

## 68%

**Increase in dealer enrollments from 2022 to 2024**

## 30%

**Increase in active dealers from 2022 to 2024**

**Economic Cycles**

Economic cycles also affect our business. The pandemic triggered the most recent economic cycle to impact our business. Challenges arising from pandemic-related policies continue to suppress subprime auto loan originations and impact loan performance.

Subprime auto loan originations remained low industrywide in 2024 compared to pre-pandemic levels. According to Experian, consumers with subprime (501-600) and deep subprime (300-500) VantageScores® comprised 21.7% of used auto loan originations in 2024, remaining relatively steady year-over-year but low compared to pre-pandemic levels of 28.0% in 2019. The low subprime auto loan origination rates stemmed from pandemic-related policies, which caused credit scores to increase; vehicle supplies to decrease and used vehicle prices to increase; availability of low-cost new vehicles to decrease; and inflation to rise and, as a result, consumer costs to increase, including those associated with vehicle ownership.

The average consumer credit score improved as a result of pandemic-related programs and changes to credit reporting, resulting in fewer consumers with subprime scores. Government policies provided consumers federal stimulus payments, enhanced unemployment benefits due to the pandemic, and paused reporting of certain loan delinquencies under the CARES Act. Additionally, between the second quarter of 2020 and third quarter of 2024, missed federal student loan payments were not reported to credit bureaus. In 2023, credit reporting bureaus removed medical debt collections under $500. These actions collectively resulted in an upward shift in credit scores, from an average FICO® score of 703 in 2019, to an average of 715 as of Q3 2024, holding the record high of 2023 steady, according to Experian data.

Used vehicle demand was strong and supply remained tight in 2024. While used vehicle prices as of year-end 2024 were up 45% since 2020, they were down 16% from their June 2022 peak. Used vehicle values also remained high compared to pre-pandemic levels, particularly for those financed by subprime and deep subprime consumers, but steady year-over-year. Pandemic-related limits on economic activity disrupted the supply chain, which led to a lack of parts such as semi-conductor chips needed for new vehicles. That, in turn, created new and used vehicle shortages, reduced new vehicle leasing, and drove up used vehicle prices to their peak in June 2022. Used vehicle supply reached its lowest point in the first quarter of 2023 and remained depressed in 2024 compared to pre-pandemic levels due, in part, to the lack of leased vehicles, which historically supply dealers' used vehicle inventory when turned in at lease end. Given their tight supply, inflation remained more pronounced on used vehicles than new.

The impact of the pandemic's disruption to the manufacturing of lower-priced new vehicles and vehicle parts lessened in 2024. As a result of the disruption in vehicle manufacturing, some manufacturers reduced or discontinued production of subcompact sedans to focus on higher-profit margin vehicles (SUVs, crossovers, light trucks, and luxury models). Consequently, subcompact sedans remained scarce in 2024, with discontinued models not replaced, keeping their prices elevated relative to availability. The average price for subcompact sedans increased from $16,000 in 2018 to about $23,000 in 2024. Small cars and small crossovers, however, saw inventory growth and incentives leading to gains in sales in 2024. The April 2024 NADA Market Beat noted over 15% year-over-year sales increases in these segments.

In 2024, we observed trends fairly consistent with those of the industry as a whole. Dealers doing business with us were able to increase the average number of vehicles in their inventory in 2024 to levels nearing those of 2019.  The average vehicle selling price set by dealers in contracts assigned to the Company declined year-over-year but remained elevated compared to pre-pandemic times. The average vehicle value received by the Company for vehicles sold at auction stabilized but remained elevated compared to pre-pandemic levels.

During the post-pandemic period, consumers have experienced rising costs, including those associated with vehicle ownership, such as the cost of insurance and vehicle repairs, and growing debt levels making them less likely to seek to purchase a vehicle without a need to do so.  As noted in the section entitled Access to Capital, the effects of the pandemic contributed to inflation hitting multi-decade highs. Despite inflation cooling after June 2022, consumer purchasing power was reduced from 2020 to 2024 as inflation outpaced real wage growth and food, housing, gasoline, and transportation costs increased. An analysis of Bureau of Labor Statistics data found that consumers faced a 20 – 30% cumulative price increase for essentials in 2024 compared to 2020.  The New York Fed reported total household debt reached $18.04 trillion in Q4 2024, up $3.9 trillion, a 27.6% increase since the end of 2019, which contributed to increased monthly payments and reduced disposable income for consumers.

In addition, dealers generally make higher profits on higher credit quality and cash customers. Given limited inventory and supply of low-cost vehicles, dealers have been likely more willing to sell their limited vehicle supplies to higher credit quality and cash customers instead of those with less-than-prime credit.

We mitigated the impact of these trends, in part, by expanding our program to near-prime consumers. In 2020, 5.1% of loans assigned to us were made with consumers with FICO® scores 650 and above.  In 2023 and 2024 that percentage increased to 19.1% and 19.4%, respectively.

Inflation, a ripple effect of the pandemic, also impacted loan performance, including the industrywide rise in auto loan delinquency rates in 2024. From the second half of 2020 to the first quarter of 2022, loan performance in the industry improved markedly following the distribution of federal stimulus payments and enhanced unemployment benefits due to the pandemic.  Thereafter, the industry experienced lower-than-anticipated collections on loans originated in the second half of 2021 and 2022, a period when intense competition coincided with the lapse of federal stimulus payments and enhanced unemployment benefits, the peak of vehicle values and prices, and rising inflation.

In 2023 and 2024, the percentage of auto loans 30-days and 60-days delinquent continued to surpass pre-pandemic levels. Sixty-day delinquencies increased year-over-year, hitting an all-time high of 6.56% in December 2024, but grew at a slower rate than 2021 and 2022. Average monthly losses for lenders rose to their highest level since 2009. Ultimately, many lenders, particularly subprime lenders, experienced higher than expected losses on their 2021, 2022, and 2023 originations. While these trends decreased competition in our space for the majority of 2024, they also negatively impacted the amount and timing of future net cash flows from our loan portfolio.

The pandemic-policy induced changes in loan performance created an increased level of uncertainty associated with our estimate of the amount and timing of future net cash flows from our loan portfolio. The initial uncertainty arising from the pandemic, followed by changing performance patterns, caused us to make four adjustments to our forecasting. Ultimately, for the year ended December 31, 2024, forecasted collection rates declined for loans assigned in 2021 through 2024. Loans assigned to the Company during the highly competitive period of 2021-2023 yielded forecasted collection results significantly worse than our initial estimates; yet, we estimate these loans will generate Economic Profit in the aggregate.  This is because we understand forecasting collection rates is challenging and, thus, designed our business model to produce acceptable returns in the aggregate even if loan performance is less than forecasted.

In the first of the four adjustments to our forecasting after the onset of the pandemic, during the first quarter of 2020, we applied a subjective adjustment to our forecasting model to reflect our best estimate of the future impact of the pandemic on future net cash flows ("COVID forecast adjustment"), which reduced our estimate of future net cash flows by $162.2 million, or 1.8%. We continued to apply the COVID forecast adjustment through the end of 2021, as it continued to represent our best estimate. Next, during the first quarter of 2022, we determined that we had sufficient loan performance experience since the lapse of federal stimulus payments and enhanced unemployment benefits to refine our estimate of future net cash flows. Accordingly, during the first quarter of 2022, we removed the COVID forecast adjustment and enhanced our methodology for forecasting the amount and timing of future net cash flows from our loan portfolio using more recent data and new forecast variables, which increased our estimate of future net cash flows by $95.7 million, or 1.1%.

Then, during the second quarter of 2023, we adjusted our methodology for forecasting the amount and timing of future net cash flows from our loan portfolio using more recent loan performance and consumer loan prepayment data. Similar to others in the industry who tightened their credit policies, we experienced a decrease in prepayments to below-average levels and, as a result, slowed our forecasted net cash flow timing. Consistent with historical patterns, loan prepayments were lower with less availability of consumer credit. The implementation of the adjustment to our forecasting methodology during the second quarter of 2023 reduced forecasted net cash flows by $44.5 million, or 0.5%, and increased provision for credit losses by $71.3 million.

Finally, during the second quarter of 2024, we applied another adjustment to our methodology for forecasting the amount of future net cash flows from our loan portfolio, which reduced the forecasted collection rates for loans assigned in 2022 through 2024. Again, consistent with the experience of others in the industry, loans originated in 2022 and 2023 and assigned to the Company continued to be impacted, presumably due to the rising inflation and consumer expenses described above. More specifically, loans assigned in 2022 continued to underperform our expectations for several quarters, and the spread was lower than our initial estimates by a greater margin than the other years presented in our Key Operating Results. Loans assigned in 2023 had also begun exhibiting similar trends of underperformance, although not as severe as loans assigned in 2022.

We determined in the second quarter of 2024 that we had sufficient loan performance experience to estimate the magnitude by which we expected loans assigned in 2022 through 2024 would likely underperform our historical collection rates on loans with similar characteristics. Accordingly, we applied an adjustment to loans assigned in 2022 through 2024 to reduce forecasted collection rates to what we believed the ultimate collection rates would be based on these trends. The implementation of this forecast adjustment during the second quarter of 2024 reduced forecasted net cash flows by $147.2 million, or 1.4%, and increased provision for credit losses by $127.5 million. Although performance on loans originated in 2022 and 2023 reduced the current spread from the initial spread, we anticipate those loans will generate positive Economic Profit.



## Operating Principles

### Economic Profit

We use a financial measure called Economic Profit to evaluate our financial results and determine profit-sharing for team members. We also use Economic Profit as a framework to evaluate business decisions and strategies, with an objective to maximize Economic Profit over the long term. Economic Profit measures how efficiently we utilize our total capital, both debt and equity, and is a function of the return on capital in excess of the cost of capital and the amount of capital invested in the business. Economic Profit differs from net income in that it includes a cost for equity capital. To the extent we generate capital in excess of what we believe is needed to maximize Economic Profit through investing in our business, we focus on maximizing Economic Profit per share (diluted) through our share repurchases approach outlined below. In the "Supplemental Financial Results" section following the signature page of this letter, we detail our past Economic Profit and Economic Profit per share (diluted) performance.

### Investments in the Business

Our core product has remained essentially unchanged for 53 years. We provide innovative financing solutions that enable automobile dealers to sell vehicles to consumers regardless of their credit history. Consumers that benefit from our program consist primarily of individuals who have typically been turned away by other lenders. Traditional lenders have many reasons for declining a loan. We have always believed that a significant number of individuals, if given an opportunity to establish or reestablish a positive credit history, will take advantage of it. As a result of this belief, we have provided a life-changing opportunity to more than five million consumers.

Our financial success is a result of having a unique and valuable product and of putting in many years of hard work to develop the business. Consistent with recent years, in 2024, we made investments focused on enhancing the value of our product for our key constituents and preparing for future growth. I would like to highlight a couple of changes that we believe make a positive impact.

We continued to form persistent cross-functional teams built around outcomes, focused on understanding our dealers' and consumers' needs and quickly delivering value.  These teams stay committed to an outcome versus finishing a project or release and moving on to a new, different assignment. This allows team members to develop expertise to truly deliver value for the dealer and consumer.

We invested in our Engineering team and technology to further increase velocity, deliver great customer experiences, modernize our key architecture, and accelerate business value. The impact of technology on our business is significant. By becoming a "remote first" organization, we have been able to hire 100 new Engineering team members in 2024 and compete for the best talent.

We have learned how to develop relationships with dealers that are profitable throughout our history. Forging a profitable relationship requires us to select the right dealer, align incentives, communicate constantly, and create processes to enforce standards. In our segment of the market, the dealer has significant influence over loan performance. Learning how to create relationships with dealers who share our passion for changing lives has been one of our most important accomplishments. In 2024, we worked to modernize our originations platform. Once complete, these changes will allow us to enhance our product faster to meet the needs of the dealer. We continued to create opportunities to listen to the voice of the dealer through dealer visits, meetings, and celebrations. We made additional enhancements to make it more convenient for dealers to do business with us by continuing to expand our financing options for dealers to provide more competitive deal structures and advances.

We invested in consumer experiences. Throughout the life of the loan, consumers can access account information and payment channels through our mobile app, which we continued to enhance throughout the year.

We invested in our team members. We recruited new talent; recognized top talent; enhanced our benefits; and created professional development experiences through a mix of in-person and virtual events, such as open forum meetings with top leadership, virtual town halls, monthly management meetings, regional roundtables, retreats for our Sales and Operations leaders, and Team Member Resource Group meetings. We also offered team members opportunities to give back, including packaging over 100,000 meals for charity groups in their communities. These events furthered our shared sense of purpose and cross-functional collaboration to maintain productivity in a remote setting.

## Share Repurchases

To the extent we generate capital in excess of what is needed to fund and re-invest in the business, we will return that capital to shareholders through share repurchases as we have done in the past. We have used excess capital to repurchase shares when prices are at or below our estimate of intrinsic value (which is the discounted value of estimated future cash flows). As long as the share price is at or below our estimate of intrinsic value, we prefer share repurchases to dividends for several reasons. First, repurchasing shares below intrinsic value increases the value of the remaining shares. Second, distributing capital to shareholders through a share repurchase gives shareholders the option to defer taxes by electing not to sell any of their holdings. A dividend does not allow shareholders to defer taxes in this manner. Finally, share repurchases enable shareholders to increase their ownership, receive cash, or do both based on their individual circumstances and view of the value of a Credit Acceptance share – they do both if the proportion of shares they sell is smaller than the ownership stake they gain through the repurchase. A dividend does not provide similar flexibility.

Before starting the share repurchase program, the Company had approximately 46 million shares outstanding. After beginning our share repurchase program in mid-1999, we have repurchased approximately 40.9 million shares at a total cost of $5.2 billion through year-end 2024. We actively repurchased shares in 2021 and 2022 as the pandemic resulted in conditions where: (1) we had significant excess capital; and (2) our share price was trading at or below our estimate of intrinsic value. During 2021 and 2022, we repurchased approximately 4.3 million shares, which represented 25.4% of the shares outstanding at the beginning of 2021, at a total cost of $2.2 billion. In 2023 and 2024, due to the improvement in the competitive environment and the increase in our growth rate, we repurchased only approximately 913,000 shares, which represented 7.2% of the shares outstanding at the beginning of 2023, at a total cost of $476 million.

At times, it may appear that we have excess capital, but we will not be active in repurchasing our shares. This can occur for several reasons. First, the assessment of our capital position involves a high degree of judgment. We need to consider future expected capital needs and the likelihood that this capital will be available. Simply put, when our debt-to-equity ratio falls below the normal trend line, it does not necessarily mean we have concluded that we have excess capital. Our first priority is always to make sure we have enough capital to fund our business, and such assessments are always made using what we believe are conservative assumptions. Second, we may have excess capital but conclude our shares are overvalued relative to intrinsic value or are trading at a level where we believe it's likely they could be purchased at a lower price at some point in the future. The assessment of intrinsic value is also highly judgmental. The final reason we may be inactive in repurchasing shares, when we have excess capital at a time when the share price is attractive, is that we are in possession of what we believe to be material information that has not yet been made public. During such periods, we suspend our share repurchases until the information has been publicly disclosed.

Unless we disclose a different intention, shareholders should assume we are following the approach outlined above in this "Share Repurchases" section. Our priority is to fund the business. If we conclude we have excess capital, we will return that capital to shareholders through share repurchases. If we are inactive for a period, shareholders should not assume that we believe our shares are overvalued.

## Litigation and Regulatory Matters

Shareholders should consider how the litigation and regulatory landscape may impact their investment in the Company. Since the Company is engaged in active litigation, it is a topic that I am unable to discuss in this letter in much detail. With that qualification, and it is a significant one, I share largely the same thoughts as last year.

First, there are state and federal laws and regulations governing virtually every facet of the auto finance industry. We have a comprehensive compliance management system to oversee compliance with those laws. We first documented this system in 2002 and have enhanced it over time. We believe our compliance management system is among the best in the industry. Ultimately, we strive to do what is right and are dedicated to working with dealers to help change lives of consumers through our product.

Second, we have observed that the regulatory landscape has changed dramatically in recent years. Certain regulators are increasingly likely to move toward enforcement actions or litigation rather than work through perceived differences. Regulatory expectations are not always communicated clearly, and companies do not always get credit for strong internal controls. It is too soon to tell if this trend will change at the federal level with new leadership at the Consumer Financial Protection Bureau (CFPB). Given our experience, we can say with certainty that a regulatory environment is challenging if laws are not consistently and fairly applied to regulated entities or interpreted in a different manner by administration or entity.

To manage this risk, we closely follow how agencies, such as the CFPB, state attorneys general, and financial services regulators, are interpreting the existing laws through their blog posts, circulars, changes to exam manuals, consent orders, and enforcement actions, and adjust our policies and procedures as we believe is necessary.

We support the mission of agencies such as the CFPB, which was created "to implement and, where applicable, enforce Federal consumer financial law consistently for the purpose of ensuring all consumers have access to markets for consumer financial products and services and that markets for consumer financial products and services are fair, transparent, and competitive." However, we speak up — and defend ourselves — when we believe that an agency has overstepped its bounds or has unfairly accused us of violating the law. Because we have a matter in active litigation, we must let our court filings speak for themselves on this point.

Our public disclosures include three pending regulatory matters, with one of those being in litigation. We have closed seven previously disclosed matters since 2014 without any material changes to the Company. The first of these matters started in mid-2014, which means we have been subject to continuous scrutiny for the last 10 years. We have responded to informational requests on almost every aspect of our business and produced millions of pages of documents to support those responses.

2024 Annual Report | Shareholder Letter

As I stated above, there is not much I can say about the ongoing matters other than that our intention is to seek common ground where we can and defend ourselves vigorously when a compromise is unavailable. We continue to take these matters seriously, and they have our full attention.

**A Final Note**

For 53 years, Credit Acceptance has been dedicated to helping people finance a vehicle. We have provided an opportunity for vehicle ownership to over five million people. To accomplish this, we have had an incredibly talented team of dedicated individuals that have spent a large portion of their lives helping us achieve our goals.

# Working remotely works well for us because we made it part of our already strong culture and committed to its long-term success.

During the pandemic, almost our entire team went remote in a matter of days. Prior to this, other than the Sales team, we were entirely in the office with limited remote capabilities. At the time, we worried that we would slip and be much less effective. While our Sales team had been very effective working remotely, we questioned whether this would work as well for other teams. We monitored it closely. Fortunately, and somewhat surprisingly, we didn't miss a beat. We measure the performance of most of our team members and our metrics remained strong. In fact, after a while, it seemed to be a more efficient and effective way of working. We have always tried to put our team members in the best position to succeed, this seemed like another opportunity to do so. So, in December of 2020, we announced that we would permanently stay remote. By doing so, it also enabled us to access a much larger talent pool for hiring going forward. Previously, to work on most of our various teams, you had to be able to commute to Southfield, Michigan every day. Now we hire the best talent we can find, regardless of their location.

I chose to highlight this as there continues to be pushes by other companies to return to office, either hybrid or full time. I have paid close attention to this as it is the opposite of what we are doing. Fortunately, problems that other organizations reference have not been an issue for us. Perhaps, it works well for us because we made it part of our already strong culture and committed to its long-term success . We communicated our direction clearly, developed new ways of working, and created opportunities for connection. We set expectations for virtual collaboration and introduced structured touchpoints.



Strengthening our culture continues to be one of our key initiatives. Over the long term, having a great environment that enables people to excel while working together will allow us to continue to attract and retain the best talent. We are leaning into taking advantage of technology for collaboration and learning, two areas commonly cited as concerns by organizations returning to the office. We also prioritize time to connect in person each year. Four years in, it seems to be working very well – our team members seem as committed and effective as ever to positively changing lives.

I'm incredibly grateful for the amazing dedication of our team members who have made Credit Acceptance what it is today.

We look forward to another year of innovation, collaboration, and positively changing lives in 2025 and beyond.

**Kenneth S. Booth**
Chief Executive Officer

April 2, 2025

Certain statements herein are forward-looking statements that are subject to certain risks. Please see "Forward-Looking Statements" on page 45 of our Annual Report on Form 10-K for the year ended December 31, 2024.

Key operating results

# Key operating results

At the simplest level, our business success is largely determined by how many loans we originate and how those loans perform.

## Unit Volume

The following table summarizes the growth in number of loans, or unit volume, over the last 20 years:



% Year-to-year change
2005 81,184
2006 91,344 12.5%
2007 106,693 16.8%
2008 121,282 13.7%
2009 111,029 -8.5%
2010 136,813 23.2%
2011 178,074 30.2%
2012 190,023 6.7%
2013 202,250 6.4%
2014 223,998 10.8%
2015 298,288 33.2%
2016 330,710 10.9%
2017 328,507 -0.7%
2018 373,329 13.6%
2019 369,805 -0.9%
2020 341,967 -7.5%
2021 268,730 -21.4%
2022 280,467 4.4%
2023 332,499 18.6%
2024 386,126 16.1%


**8.6% compound annual growth rate 2005-2024**

Unit volume is a function of the number of active dealers and the average volume per dealer. The following table summarizes the trend in each of these variables over the last 20 years:

| | Active dealers | Year-to-year change | Unit volume per dealer | Year-to-year change |
|---|---|---|---|---|
| 2005 | 1,759 | | 46.2 | |
| 2006 | 2,214 | 25.9% | 41.3 | -10.6% |
| 2007 | 2,827 | 27.7% | 37.7 | -8.7% |
| 2008 | 3,264 | 15.5% | 37.2 | -1.3% |
| 2009 | 3,168 | -2.9% | 35.0 | -5.9% |
| 2010 | 3,206 | 1.2% | 42.7 | 22.0% |
| 2011 | 3,998 | 24.7% | 44.5 | 4.2% |
| 2012 | 5,319 | 33.0% | 35.7 | -19.8% |
| 2013 | 6,394 | 20.2% | 31.6 | -11.5% |
| 2014 | 7,247 | 13.3% | 30.9 | -2.2% |
| 2015 | 9,064 | 25.1% | 32.9 | 6.5% |
| 2016 | 10,536 | 16.2% | 31.4 | -4.6% |
| 2017 | 11,551 | 9.6% | 28.4 | -9.6% |
| 2018 | 12,528 | 8.5% | 29.8 | 4.9% |
| 2019 | 13,399 | 7.0% | 27.6 | -7.4% |
| 2020 | 12,690 | -5.3% | 26.9 | -2.5% |
| 2021 | 11,410 | -10.1% | 23.6 | -12.3% |
| 2022 | 11,901 | 4.3% | 23.6 | 0.0% |
| 2023 | 14,174 | 19.1% | 23.5 | -0.4% |
| 2024 | 15,463 | 9.1% | 25.0 | 6.4% |
| **Compound annual growth rate 2005-2024** | | 12.1% | | -3.2% |

As the table shows, the growth in unit volume since 2005 has resulted, in most years, from an increase in the number of active dealers partially offset by a reduction in volume per dealer. Prior to the COVID-19 pandemic and resulting vehicle shortages, we faced two challenges in growing unit volume. First, increased competition made it more difficult to enroll new dealers and more difficult to retain those who had already enrolled, since they had more alternatives to choose from. In addition, increased competition was putting downward pressure on volume per dealer.

Second, as the number of active dealers increased, it became harder to grow at the same rate. The impact of these challenges is apparent starting in 2017. Following robust expansion each year from 2011 to 2016, the growth of active dealers decelerated annually from 2017 to 2019. The number of active dealers decreased in 2020 and 2021 due to the pandemic. The growth in active dealers from 2022 to 2024 is attributable primarily to a more favorable competitive environment and also improvements to our sales and marketing strategy. In 2024, the number of active dealers reached its highest level in our history.

## Loan Performance

The most critical time to correctly assess future loan performance is at loan inception, since that is when we determine the amount we pay to the dealer.

At loan inception, we use a statistical model to estimate the expected collection rate for that loan. The statistical model is called a credit scorecard. Most consumer finance companies use such a tool to forecast the performance of the loans they originate. Our credit scorecard combines credit bureau data, customer data supplied in the credit application, vehicle data, dealer data, and data captured from the loan transaction such as the initial loan term or the amount of the down payment received from the customer. We developed our first credit scorecard in 1998, which we have revised periodically as we identified new trends through our evaluation of variances in expected collection rates. A credit scorecard that is accurate across a population of loans allows us to properly price new loan originations, which improves the probability that we will realize our expected returns on capital.

Subsequent to loan inception, we continue to evaluate the expected collection rate for each loan. Our evaluation becomes more accurate as the loans age, since we use actual loan performance data in our aggregated forecast. By comparing our current expected collection rate for each loan with the rate we projected at the time of origination, we can assess the accuracy of that initial forecast.



The following table compares our December 31, 2024 aggregated forecast of loan performance with our initial forecast, segmented by year of origination:

| | December 31, 2024 forecast | Initial forecast | Variance |
|---|---|---|---|
| 2005 | 73.6% | 74.0% | -0.4% |
| 2006 | 70.0% | 71.4% | -1.4% |
| 2007 | 68.1% | 70.7% | -2.6% |
| 2008 | 70.4% | 69.7% | 0.7% |
| 2009 | 79.5% | 71.9% | 7.6% |
| 2010 | 77.7% | 73.6% | 4.1% |
| 2011 | 74.7% | 72.5% | 2.2% |
| 2012 | 73.7% | 71.4% | 2.3% |
| 2013 | 73.4% | 72.0% | 1.4% |
| 2014 | 71.7% | 71.8% | -0.1% |
| 2015 | 65.3% | 67.7% | -2.4% |
| 2016 | 63.9% | 65.4% | -1.5% |
| 2017 | 64.7% | 64.0% | 0.7% |
| 2018 | 65.5% | 63.6% | 1.9% |
| 2019 | 67.2% | 64.0% | 3.2% |
| 2020 | 67.7% | 63.4% | 4.3% |
| 2021 | 63.8% | 66.3% | -2.5% |
| 2022 | 60.2% | 67.5% | -7.3% |
| 2023 | 64.3% | 67.5% | -3.2% |
| 2024 | 66.5% | 67.2% | -0.7% |
| **Average** | 69.1% | 68.8% | 0.3% |

Loan performance can be explained by a combination of internal and external factors. Internal factors, among other things, include the quality of our origination and collection processes, the quality of our credit scorecard, and changes in our policies governing new loan originations. External factors include, among other things, inflation, the unemployment rate, the retail price of gasoline, vehicle wholesale values, and the cost of other required expenditures (such as for food and energy) that impact consumers. In addition, the level of competition is thought to impact loan performance through something called adverse selection.

Adverse selection, as it relates to our market, refers to an inverse correlation between the number of lenders that are competing for the loan and the accuracy of an empirical scorecard. Said another way, without any competition, it is easier to build a scorecard that accurately assesses expected collections across a population of loans based on attributes collected at the time of loan origination. As competition increases, creating an accurate scorecard becomes more challenging.

To illustrate adverse selection, we will give a simple example. Assume that the scorecard we use to accept assignment of loans originated by participating dealers is based on a single variable, the amount of the customer's down payment, and that the higher the down payment, the higher the expected collection rate. Assume that, for many years, we have no competitors, and we accumulate performance data indicating that loans with down payments above $1,000 consistently produce the same average collection rate. Then assume that we begin to compete with another lender whose scorecard ignores down payment and instead emphasizes the amount of the customer's weekly income.

# In 2024, the number of active dealers reached its highest level in our history.

As the competing lender begins to acquire loans originated by dealers based on its scorecard, our mix of loans would be impacted as follows: We would start to receive loans for borrowers with lower average weekly incomes as the new lender acquires loans for borrowers with higher weekly incomes — i.e., borrowers whose loans we would previously have acquired. Furthermore, since, in this example, our scorecard focuses only on down payment, the shift in our borrower mix would not be detected by our scorecard, and our collection rate expectation would remain unchanged. It is easy to see that this shift in borrower characteristics would have a negative impact on loan performance, and that this impact will be missed by our scorecard.

Although the real world is more complex than this simple example — with hundreds of lenders competing for loans and with each lender using many variables in its scorecard — adverse selection is something that probably does impact loan performance.

Over the 20-year period shown in the table on page 29, our loans have performed on average 30 basis points better than our initial forecasts. Loans originated in 10 of the 20 years have yielded actual collection results worse than our initial estimates. What is noteworthy, however, is that the underperformance was modest for all years other than 2022. Similar to others in our industry, 2022 loans significantly underperformed our initial estimates as they were originated in a period when intense competition coincided with the lapse of federal stimulus payments and enhanced unemployment benefits, the peak of vehicle values and prices, and rising inflation. Despite the underperformance, we continue to estimate that loans originated in each of these 10 years will generate Economic Profit in the aggregate.

We have understood for many years that expecting to predict the performance of our loans with exacting precision is not realistic. For this reason, we have made it a priority to maintain a margin of safety so that, even if our forecasts prove to be optimistic, our loans, on average, will still be profitable. Because of this approach, we believe we can withstand a significant deterioration in loan performance and still have an opportunity to move forward and create significant value for our shareholders.

Supplemental financial results

# Supplemental financial results

## GAAP Results

The table below summarizes our results over the last 20 years under accounting principles generally accepted in the United States of America (GAAP):

| | GAAP net income per diluted share | Year-to-year change in GAAP net income per share | Return on equity[1] |
|---|---|---|---|
| 2005 | $1.85 | | 21.8% |
| 2006 | $1.66 | -10.3% | 20.2% |
| 2007 | $1.76 | 6.0% | 23.1% |
| 2008 | $2.16 | 22.7% | 22.2% |
| 2009 | $4.62 | 113.9% | 35.6% |
| 2010 | $5.67 | 22.7% | 34.8% |
| 2011 | $7.07 | 24.7% | 40.0% |
| 2012 | $8.58 | 21.4% | 37.8% |
| 2013 | $10.54 | 22.8% | 38.0% |
| 2014 | $11.92 | 13.1% | 37.0% |
| 2015 | $14.28 | 19.8% | 35.4% |
| 2016 | $16.31 | 14.2% | 31.1% |
| 2017 | $24.04 | 47.4% | 36.9% |
| 2018 | $29.39 | 22.3% | 31.7% |
| 2019 | $34.57 | 17.6% | 29.8% |
| 2020 | $23.47 | -32.1% | 19.2% |
| 2021 | $59.52 | 153.6% | 43.3% |
| 2022 | $39.32 | -33.9% | 32.7% |
| 2023 | $21.99 | -44.1% | 16.6% |
| 2024 | $19.88 | -9.6% | 15.0% |
| Compound annual growth rate 2005-2024 | | 13.3% | |
| Average annual return on equity 2005-2024 | | | 30.1% |

[1] Return on equity is defined as GAAP net income for the applicable period divided by average shareholders' equity for such period.

Over the last 20 years, GAAP net income per diluted share has grown at a compounded annual rate of 13.3%, with an average annual return on equity of 30.1%.

The decline in GAAP net income per diluted share from 2021 to 2024 was primarily driven by shifts in loan performance during this period. Prior to moderating in 2022, loan performance significantly exceeded expectations in 2021 following the distribution of federal stimulus payments and enhanced unemployment benefits. In 2023 and 2024, we experienced a decline in loan performance and slower forecasted net cash flow timing as a result of below-average levels of consumer loan prepayments. Historically, consumer loan prepayments have been lower in periods with less availability of consumer credit. Last year, GAAP net income per diluted share decreased 9.6% to $19.88, with a return on equity of 15.0%. The decrease was primarily due to a higher cost of debt and the decline in loan performance and slower forecasted net cash flow timing, partially offset by an increase in the average balance of our loan portfolio. The "Adjusted Results" section below explains our financial results after considering the impact of the current expected credit loss (CECL) accounting standard and other accounting-related items.

## Over the last 20 years GAAP net income per diluted share has grown at a compounded annual rate of 13.3%, with an average annual return on equity of 30.1%.

### Adjusted Results

Our business model is different from that of a typical lender and doesn't fit neatly into GAAP. The adoption of CECL at the beginning of 2020 means we have now been required to use three different GAAP accounting methods. Unfortunately, none of the three GAAP methods results in financial statements that are consistent with how we think about our business. To solve this problem, we began reporting adjusted results using an accounting method that we believe is simple to understand, is consistently presented, and matches the economics of our business. To explain this method, some additional background is needed.

Most of the automobile dealers we enroll receive two types of payments from us. The first payment is made at the time of origination. The remaining payments are remitted over time based on the performance of the loan. The amount we pay at the time of origination is called an advance; the portion paid over time is called dealer holdback.



The finance charge revenue we recognize over the life of a loan equals the cash we collect from the loan (e.g., repayments by the consumer), less the amounts we pay to the dealer (advance + dealer holdback). In other words, the finance charge revenue we recognize over the life of the loan equals the cash inflows from the loan less the cash outflows to acquire the loan. This amount, plus a modest amount of revenue from other sources, less our operating expenses, interest, and taxes, is the sum that will ultimately be paid to shareholders or reinvested in new assets.

For our adjusted financial results, we recognize finance charge revenue on a level-yield basis. That is, the amount of finance charge revenue recognized in a given period, divided by the loan asset, is a constant percentage. Since the future cash flows from a loan are not known with certainty, we use statistical models to forecast the amount of cash flows from each loan. Our finance charge revenue is recorded based on these estimates. As the estimates change, we adjust the yield. This method produces financial results that we believe are a close approximation of the actual economics of our business.

While our adjusted methodology is simple and closely represents the actual economics of our business, we do not believe that our GAAP financial results provide sufficient transparency into the economics of our business. As noted earlier, the current required GAAP methodology is called CECL. Like the adjusted methodology described above, CECL requires a level-yield approach for recognizing finance charge revenue. However, the yield under CECL is not the yield that we expect to earn on our portfolio of loans. Instead, the yield is what we would earn if every payment were received according to the contractual terms of the loans, a figure much higher than what we actually expect to earn across the population of loans. Based on this alone, you might expect CECL to overstate our profitability. But CECL, like any accounting standard, doesn't change the total amount of income recorded, it only changes the timing. Eventually, the true cash profits and the accounting profits need to match.

To arrive at a result that eventually matches the cash profit, CECL requires us to offset the additional revenue that it causes to be recorded over the life of the loans with an additional expense in an equivalent amount. The expense is recorded as a provision for credit losses at the time the loans are originated. Since no revenue has yet been recorded, this means that, under CECL, our financial statements reflect an initial loss on each loan we originate, a result that does not match the economics of the transaction.

CECL also differs from our adjusted methodology in the way it treats changes in expected cash flows. As mentioned above, for the adjusted results, we treat those changes as yield adjustments. In contrast, CECL treats changes in expected cash flows as a current-period expense (for unfavorable changes) or reversal of expense (for favorable changes). The combination of the three CECL-required steps — (1) recording a large expense at loan inception, (2) recording finance charge revenue at a yield higher than the yield we expect to earn, and (3) recording forecast changes through the income statement in the current period — can make it difficult to understand the performance of our business using our GAAP-based financial statements. The floating yield adjustment in the tables below addresses all three of these issues by eliminating the provision for credit losses recorded in our GAAP statements and modifying GAAP-based finance charges so the yield is equal to the one we expect to earn on the loan.

The tables below show net income and net income per diluted share for the last 20 years on both a GAAP and an adjusted basis. Besides the floating yield adjustment, the tables include several other categories of adjustments that are generally less material. The notable exception is the income tax adjustment in 2017, which reverses the one-time benefit arising from the 2017 Tax Cuts and Jobs Act. While the benefit recorded in 2017 represented a real cash savings due to the reduction in income tax rates, we reversed it for adjusted net income as we prefer to measure the performance of the business using consistent tax rates. To that end, we calculated adjusted net income using a 37% tax rate for 2005-2017 and a 23% tax rate for 2018-2024. The other, less-material adjustments are explained in our quarterly earnings press releases.

| ($ in millions) | GAAP net income | Floating yield adjustment | Income tax adjustment | Other adjustments | Adjusted net income | Year-to-year change |
|---|---|---|---|---|---|---|
| 2005 | $72.6 | $(2.2) | $0.1 | $(7.3) | $63.2 | |
| 2006 | $58.6 | $0.4 | $(1.7) | $4.4 | $61.7 | -2.4% |
| 2007 | $54.9 | $3.6 | $(1.2) | $4.4 | $61.7 | 0.0% |
| 2008 | $67.2 | $13.1 | $0.4 | $2.1 | $82.8 | 34.2% |
| 2009 | $146.3 | $(19.6) | $(1.8) | $0.1 | $125.0 | 51.0% |
| 2010 | $170.1 | $0.5 | $(10.4) | $0.3 | $160.5 | 28.4% |
| 2011 | $188.0 | $7.1 | $(1.3) | $0.3 | $194.1 | 20.9% |
| 2012 | $219.7 | $ – | $(3.5) | $ – | $216.2 | 11.4% |
| 2013 | $253.1 | $(2.5) | $(2.3) | $ – | $248.3 | 14.8% |
| 2014 | $266.2 | $(6.0) | $(1.0) | $12.5 | $271.7 | 9.4% |
| 2015 | $299.7 | $12.9 | $(0.8) | $(2.0) | $309.8 | 14.0% |
| 2016 | $332.8 | $28.1 | $1.8 | $(2.1) | $360.6 | 16.4% |
| 2017 | $470.2 | $34.1 | $(102.4) | $(2.1) | $399.8 | 10.9% |
| 2018 | $574.0 | $(24.4) | $7.4 | $(2.5) | $554.5 | 38.7% |
| 2019 | $656.1 | $0.2 | $2.9 | $(0.8) | $658.4 | 18.7% |
| 2020 | $421.0 | $259.2 | $2.1 | $4.0 | $686.3 | 4.2% |
| 2021 | $958.3 | $(142.0) | $12.6 | $(2.1) | $826.8 | 20.5% |
| 2022 | $535.8 | $174.2 | $12.2 | $(2.1) | $720.1 | -12.9% |
| 2023 | $286.1 | $256.8 | $(3.1) | $(4.2) | $535.6 | -25.6% |
| 2024 | $247.9 | $206.9 | $5.8 | $18.3 | $478.9 | -10.6% |
| **Compound annual growth rate 2005-2024** | | | | | | **11.2%** |

| | GAAP net income per diluted share | Floating yield adjustment per diluted share | Income tax adjustment per diluted share | Other adjustments per diluted share | Adjusted net income per diluted share | Year-to-year change |
|---|---|---|---|---|---|---|
| 2005 | $1.85 | $(0.06) | $ — | $(0.18) | $1.61 | |
| 2006 | $1.66 | $0.01 | $(0.05) | $0.13 | $1.75 | 8.7% |
| 2007 | $1.76 | $0.11 | $(0.04) | $0.15 | $1.98 | 13.1% |
| 2008 | $2.16 | $0.42 | $0.01 | $0.07 | $2.66 | 34.3% |
| 2009 | $4.62 | $(0.62) | $(0.06) | $0.01 | $3.95 | 48.5% |
| 2010 | $5.67 | $0.02 | $(0.35) | $0.01 | $5.35 | 35.4% |
| 2011 | $7.07 | $0.26 | $(0.04) | $0.01 | $7.30 | 36.4% |
| 2012 | $8.58 | $ — | $(0.13) | $ — | $8.45 | 15.8% |
| 2013 | $10.54 | $(0.11) | $(0.09) | $ — | $10.34 | 22.4% |
| 2014 | $11.92 | $(0.27) | $(0.04) | $0.56 | $12.17 | 17.7% |
| 2015 | $14.28 | $0.62 | $(0.03) | $(0.10) | $14.77 | 21.4% |
| 2016 | $16.31 | $1.37 | $0.09 | $(0.10) | $17.67 | 19.6% |
| 2017 | $24.04 | $1.74 | $(5.23) | $(0.11) | $20.44 | 15.7% |
| 2018 | $29.39 | $(1.25) | $0.38 | $(0.13) | $28.39 | 38.9% |
| 2019 | $34.57 | $0.01 | $0.16 | $(0.04) | $34.70 | 22.2% |
| 2020 | $23.47 | $14.45 | $0.12 | $0.22 | $38.26 | 10.3% |
| 2021 | $59.52 | $(8.82) | $0.78 | $(0.13) | $51.35 | 34.2% |
| 2022 | $39.32 | $12.79 | $0.90 | $(0.16) | $52.85 | 2.9% |
| 2023 | $21.99 | $19.73 | $(0.23) | $(0.32) | $41.17 | -22.1% |
| 2024 | $19.88 | $16.60 | $0.46 | $1.47 | $38.41 | -6.7% |
| **Compound annual growth rate 2005-2024** | | | | | | **18.2%** |

As the second table shows, adjusted net income per diluted share decreased 6.7% in 2024. Since 2005, adjusted net income per diluted share has increased at a compounded annual rate of 18.2%. Just like our GAAP results, the change in adjusted net income per diluted share from 2021 to 2024 was primarily driven by shifts in loan performance. Prior to moderating in 2022, loan performance significantly exceeded expectations in 2021 following the distribution of federal stimulus payments and enhanced unemployment benefits. In 2023 and 2024, we experienced a decline in loan performance and slower forecasted net cash flow timing as a result of below-average levels of consumer loan prepayments. The decrease in adjusted net income per diluted share last year was attributable to a decrease in adjusted net income, partially offset by a decrease in our weighted average diluted shares outstanding. Our adjusted net income decreased 10.6% in 2024 primarily due to a higher cost of debt and the decline in loan performance and slower forecasted net cash flow timing, partially offset by an increase in the average balance of our loan portfolio. Our weighted average diluted shares outstanding decreased 4.2% during 2024, primarily due to share repurchases.

## Economic Profit

We use a non-GAAP financial measure called Economic Profit to evaluate our financial results and determine profit-sharing for team members. We also use Economic Profit as a framework to evaluate business decisions and strategies, with an objective to maximize Economic Profit over the long term. Economic Profit measures how efficiently we utilize our total capital, both debt and equity, and is a function of the return on capital in excess of the cost of capital and the amount of capital invested in the business. Economic Profit differs from net income in that it includes a cost for equity capital.

The following table summarizes Economic Profit for 2005-2024:[1]

| ($ in millions) | Adjusted net income | Imputed cost of equity[2] | Economic Profit | Year-to-year change |
|---|---|---|---|---|
| 2005 | $63.2 | $(34.5) | $28.7 | |
| 2006 | $61.7 | $(29.6) | $32.1 | 11.8% |
| 2007 | $61.7 | $(27.2) | $34.5 | 7.5% |
| 2008 | $82.8 | $(35.8) | $47.0 | 36.2% |
| 2009 | $125.0 | $(45.9) | $79.1 | 68.3% |
| 2010 | $160.5 | $(47.8) | $112.7 | 42.5% |
| 2011 | $194.1 | $(51.0) | $143.1 | 27.0% |
| 2012 | $216.2 | $(56.6) | $159.6 | 11.5% |
| 2013 | $248.3 | $(75.1) | $173.2 | 8.5% |
| 2014 | $271.7 | $(87.5) | $184.2 | 6.4% |
| 2015 | $309.8 | $(93.2) | $216.6 | 17.6% |
| 2016 | $360.6 | $(113.8) | $246.8 | 13.9% |
| 2017 | $399.8 | $(142.8) | $257.0 | 4.1% |
| 2018 | $554.5 | $(214.1) | $340.4 | 32.5% |
| 2019 | $658.4 | $(225.7) | $432.7 | 27.1% |
| 2020 | $686.3 | $(215.0) | $471.3 | 8.9% |
| 2021 | $826.8 | $(252.7) | $574.1 | 21.8% |
| 2022 | $720.1 | $(243.5) | $476.6 | -17.0% |
| 2023 | $535.6 | $(275.1) | $260.5 | -45.3% |
| 2024 | $478.9 | $(278.6) | $200.3 | -23.1% |
| **Compound annual growth rate 2005-2024** | | | | **10.8%** |

[1] See Exhibit A (pages 44 to 48) for a reconciliation of the adjusted financial measures to the most directly comparable GAAP financial measures.

[2] We determine the imputed cost of equity by using a formula that considers the risk of the business and the risk associated with our use of debt. The formula is as follows: average equity x {(the average 30-year Treasury rate + 5%) + [(1 – tax rate) x (the average 30-year Treasury rate + 5% – pre-tax average cost-of-debt rate) x average debt / (average equity + average debt x tax rate)]}.

Economic Profit is a function of three variables: the adjusted average amount of capital invested, the adjusted return on capital, and the adjusted weighted average cost of capital. The following table summarizes our financial performance in these areas over the last 20 years:[1]

| ($ in millions) | Adjusted average capital invested | Adjusted return on capital | Adjusted weighted average cost of capital | Spread |
|---|---|---|---|---|
| 2005 | $523.4 | 13.7% | 8.3% | 5.4% |
| 2006 | $548.5 | 13.9% | 8.1% | 5.8% |
| 2007 | $710.1 | 11.9% | 7.0% | 4.9% |
| 2008 | $975.0 | 11.3% | 6.4% | 4.9% |
| 2009 | $998.7 | 14.6% | 6.7% | 7.9% |
| 2010 | $1,074.2 | 17.7% | 7.2% | 10.5% |
| 2011 | $1,371.1 | 16.8% | 6.4% | 10.4% |
| 2012 | $1,742.8 | 14.7% | 5.5% | 9.2% |
| 2013 | $2,049.2 | 14.1% | 5.7% | 8.4% |
| 2014 | $2,338.1 | 13.2% | 5.3% | 7.9% |
| 2015 | $2,831.9 | 12.7% | 5.0% | 7.7% |
| 2016 | $3,572.0 | 11.9% | 5.0% | 6.9% |
| 2017 | $4,276.4 | 11.2% | 5.2% | 6.0% |
| 2018 | $5,420.9 | 12.5% | 6.2% | 6.3% |
| 2019 | $6,372.2 | 12.7% | 6.0% | 6.7% |
| 2020 | $7,076.0 | 11.8% | 5.2% | 6.6% |
| 2021 | $7,078.4 | 13.5% | 5.4% | 8.1% |
| 2022 | $6,466.1 | 13.2% | 5.8% | 7.4% |
| 2023 | $6,909.8 | 10.8% | 7.0% | 3.8% |
| 2024 | $8,140.5 | 9.9% | 7.4% | 2.5% |
| **Compound annual growth rate 2005–2024** | | | | **15.5%** |

[1] See Exhibit A (pages 44 to 48) for a reconciliation of the adjusted financial measures to the most directly comparable GAAP financial

From 2005 to 2011, Economic Profit improved as a result of growth in average capital, higher returns on capital and lower costs of capital. In 2005, our return on capital was 13.7%. In 2011, as a result of a favorable competitive environment, it was 16.8%. Since 2011, almost all of the growth in Economic Profit has occurred from increasing average capital. In each year from 2011 through 2017, the return on capital declined as competition returned to our market. The trend reversed in 2018 as our return on capital improved, by 130 basis points, due to a change in the federal tax rate. In 2020, our return on capital declined by 90 basis points due to the impact of COVID-19 on loan performance. With hindsight, our downward forecast adjustment recorded in the first quarter of 2020 was too large. In 2021, much of the 170-basis point improvement in our return on capital was due to increased collections and improvement in our forecast. In 2022, Economic Profit decreased as a result of a decline in average capital, a higher cost of capital, and a lower return on capital.

# We grew active dealers each year from 2022 to 2024, reaching the highest number of active dealers in our history.

In both 2024 and 2023, Economic Profit decreased as a result of a lower return on capital and a higher cost of capital, partially offset by an increase in average capital as a result of an increase in the average balance of our loan portfolio. During 2024 and 2023, our adjusted return on capital declined by 90 basis points and 240 basis points, respectively, due to a decline in loan performance and slower forecasted net cash flow timing primarily as a result of a decrease in consumer loan prepayments to below-average levels.

There are several additional points worth mentioning.

(1) We grew adjusted average capital each year from 2005 to 2021. The growth was a direct result of our success in growing the number of active dealers. While variables like volume per dealer and contract size impact adjusted average capital growth as well, the trend in the number of active dealers tells us much of what we need to know to understand the trajectory of our business. Growing the number of active dealers makes future Economic Profit growth likely. If we are unable to grow the number of active dealers, Economic Profit growth will likely stall. This is important since in 2020 and 2021 the number of active dealers declined. While the COVID-19 pandemic and related vehicle shortages contributed to this decline, the downturn follows a trend of decelerating growth that began in 2017 after strong growth each year from 2011 to 2016. We grew active dealers each year from 2022 to 2024, reaching the highest number of active dealers in our history.

(2) While the return on capital has been volatile, expenses as a percentage of adjusted average capital have declined for 14 of the last 18 years, to 6.2% in 2024 from 15.1% in 2006. This underscores the importance of growing average capital. As long as the return on incremental capital invested exceeds the cost of that capital, growing average capital increases Economic Profit directly. In addition, growing average capital improves the return on capital by reducing the impact of expenses, since a portion of our expenses is fixed. The volatility in the return on capital is primarily due to the revenue component, which moves up and down based on the competitive environment. When the competitive environment is favorable, we reduce advance rates (the amount we pay the dealer at loan origination), and that increases our return. When the competitive environment worsens, the opposite occurs. But growing expenses more slowly than capital allows us to achieve greater returns in both favorable and unfavorable environments.

(3) As described previously in the section entitled "Operating Principles", to the extent we generate capital in excess of what's needed to fund and re-invest in the business, we will return that capital to shareholders through share repurchases. During 2021 and 2022, we used excess capital to actively repurchase shares rather than growing loan volume through pricing changes at lower profitability. Over those two years, we repurchased approximately 4.3 million shares, which represented 25.4% of the shares outstanding at the beginning of 2021, at a total cost of $2.2 billion. Since then, the competitive environment has improved and our growth rate has increased. In 2023 and 2024, we repurchased approximately 913,000 shares in total, which represented 7.2% of the shares outstanding at the beginning of 2023, at a total cost of $476 million. Over the long term, our share repurchase program has enabled us to grow Economic Profit per diluted share at higher rate than Economic Profit. Likewise, over the long term, we have grown adjusted net income per diluted share at higher rate than adjusted net income. Shares repurchased during 2021 through 2024 enabled us to minimize the per share impact of the declines in Economic Profit and adjusted net income in 2023 and 2024.

The following table summarizes Economic Profit per diluted share for 2005–2024:[1]

**Year-to-year change in Economic Profit per share %**

($ in millions)



## 17.7% compound annual growth rate 2005-2024

Over the last 20 years, Economic Profit per diluted share has grown at a compounded annual rate of 17.7% while Economic Profit has grown at a compounded annual rate of 10.8%. Last year, Economic Profit per diluted share declined 19.8% while Economic Profit declined 23.1%.

[1] See Exhibit A (pages 44 to 48) for a reconciliation of the adjusted financial measures to the most directly comparable GAAP financial meas-

Exhibit A

# Exhibit A

## Reconciliation of GAAP Financial Results to Non-GAAP Measures

| ($ in millions) | GAAP net income | Floating yield adjustment | Income tax adjustment | Other adjustments | Adjusted net income | Imputed cost of equity | Economic Profit |
|---|---|---|---|---|---|---|---|
| 2005 | $72.6 | $(2.2) | $0.1 | $(7.3) | $63.2 | $(34.5) | $28.7 |
| 2006 | $58.6 | $0.4 | $(1.7) | $4.4 | $61.7 | $(29.6) | $32.1 |
| 2007 | $54.9 | $3.6 | $(1.2) | $4.4 | $61.7 | $(27.2) | $34.5 |
| 2008 | $67.2 | $13.1 | $0.4 | $2.1 | $82.8 | $(35.8) | $47.0 |
| 2009 | $146.3 | $(19.6) | $(1.8) | $0.1 | $125.0 | $(45.9) | $79.1 |
| 2010 | $170.1 | $0.5 | $(10.4) | $0.3 | $160.5 | $(47.8) | $112.7 |
| 2011 | $188.0 | $7.1 | $(1.3) | $0.3 | $194.1 | $(51.0) | $143.1 |
| 2012 | $219.7 | $ — | $(3.5) | $ — | $216.2 | $(56.6) | $159.6 |
| 2013 | $253.1 | $(2.5) | $(2.3) | $ — | $248.3 | $(75.1) | $173.2 |
| 2014 | $266.2 | $(6.0) | $(1.0) | $12.5 | $271.7 | $(87.5) | $184.2 |
| 2015 | $299.7 | $12.9 | $(0.8) | $(2.0) | $309.8 | $(93.2) | $216.6 |
| 2016 | $332.8 | $28.1 | $1.8 | $(2.1) | $360.6 | $(113.8) | $246.8 |
| 2017 | $470.2 | $34.1 | $(102.4) | $(2.1) | $399.8 | $(142.8) | $257.0 |
| 2018 | $574.0 | $(24.4) | $7.4 | $(2.5) | $554.5 | $(214.1) | $340.4 |
| 2019 | $656.1 | $0.2 | $2.9 | $(0.8) | $658.4 | $(225.7) | $432.7 |
| 2020 | $421.0 | $259.2 | $2.1 | $4.0 | $686.3 | $(215.0) | $471.3 |
| 2021 | $958.3 | $(142.0) | $12.6 | $(2.1) | $826.8 | $(252.7) | $574.1 |
| 2022 | $535.8 | $174.2 | $12.2 | $(2.1) | $720.1 | $(243.5) | $476.6 |
| 2023 | $286.1 | $256.8 | $(3.1) | $(4.2) | $535.6 | $(275.1) | $260.5 |
| 2024 | $247.9 | $206.9 | $5.8 | $18.3 | $478.9 | $(278.6) | $200.3 |

| ($ in millions) | GAAP average capital invested[1] | Floating yield adjustment | Income tax adjustment | Other adjustments[2] | Adjusted average capital invested |
|---|---|---|---|---|---|
| 2005 | $519.4 | $7.5 | $ – | $(3.5) | $523.4 |
| 2006 | $548.0 | $5.5 | $ – | $(5.0) | $548.5 |
| 2007 | $706.1 | $8.2 | $ – | $(4.2) | $710.1 |
| 2008 | $960.7 | $13.8 | $ – | $0.5 | $975.0 |
| 2009 | $983.6 | $13.2 | $ – | $1.9 | $998.7 |
| 2010 | $1,057.3 | $5.2 | $ – | $11.7 | $1,074.2 |
| 2011 | $1,346.0 | $9.4 | $ – | $15.7 | $1,371.1 |
| 2012 | $1,715.3 | $11.1 | $ – | $16.4 | $1,742.8 |
| 2013 | $2,024.5 | $9.9 | $ – | $14.8 | $2,049.2 |
| 2014 | $2,324.8 | $6.7 | $ – | $6.6 | $2,338.1 |
| 2015 | $2,792.8 | $7.0 | $ – | $32.1 | $2,831.9 |
| 2016 | $3,513.1 | $29.6 | $ – | $29.3 | $3,572.0 |
| 2017 | $4,200.2 | $51.6 | $(4.1) | $28.7 | $4,276.4 |
| 2018 | $5,425.8 | $80.8 | $(117.8) | $32.1 | $5,420.9 |
| 2019 | $6,399.2 | $66.2 | $(118.5) | $25.3 | $6,372.2 |
| 2020 | $6,874.7 | $287.6 | $(118.5) | $32.2 | $7,076.0 |
| 2021 | $6,914.1 | $243.0 | $(118.5) | $39.8 | $7,078.4 |
| 2022 | $6,302.3 | $250.8 | $(118.5) | $31.5 | $6,466.1 |
| 2023 | $6,508.6 | $490.7 | $(118.5) | $29.0 | $6,909.8 |
| 2024 | $7,501.8 | $757.2 | $(118.5) | $ – | $8,140.5 |

[1] Average capital invested is defined as average debt plus average shareholders' equity.

[2] Beginning in 2024, we no longer apply the deferred debt issuance adjustment, which has been explained in prior year letters, because we determined that the adjustment is not material.

| | GAAP return on capital[1] | Floating yield adjustment | Income tax adjustment | Other adjustments[2] | Adjusted return on capital |
|---|---|---|---|---|---|
| 2005 | 15.6% | -0.6% | 0.0% | -1.3% | 13.7% |
| 2006 | 13.3% | -0.1% | -0.3% | 1.0% | 13.9% |
| 2007 | 11.0% | 0.4% | -0.2% | 0.7% | 11.9% |
| 2008 | 9.8% | 1.2% | 0.0% | 0.3% | 11.3% |
| 2009 | 17.0% | -2.2% | -0.2% | 0.0% | 14.6% |
| 2010 | 18.9% | 0.0% | -1.0% | -0.2% | 17.7% |
| 2011 | 16.7% | 0.4% | -0.1% | -0.2% | 16.8% |
| 2012 | 15.1% | -0.1% | -0.2% | -0.1% | 14.7% |
| 2013 | 14.5% | -0.2% | -0.1% | -0.1% | 14.1% |
| 2014 | 13.1% | -0.3% | 0.0% | 0.4% | 13.2% |
| 2015 | 12.5% | 0.4% | 0.0% | -0.2% | 12.7% |
| 2016 | 11.3% | 0.7% | 0.0% | -0.1% | 11.9% |
| 2017 | 13.0% | 0.7% | -2.3% | -0.2% | 11.2% |
| 2018 | 12.8% | -0.6% | 0.4% | -0.1% | 12.5% |
| 2019 | 12.6% | -0.1% | 0.2% | 0.0% | 12.7% |
| 2020 | 8.3% | 3.3% | 0.2% | 0.0% | 11.8% |
| 2021 | 15.7% | -2.5% | 0.4% | -0.1% | 13.5% |
| 2022 | 10.6% | 2.2% | 0.4% | 0.0% | 13.2% |
| 2023 | 7.6% | 3.0% | 0.2% | 0.0% | 10.8% |
| 2024 | 7.6% | 1.8% | 0.2% | 0.3% | 9.9% |

[1] Return on capital is defined as net income plus after-tax interest expense divided by average capital.

[2] For 2024, other adjustments includes the reversal of the after-tax loss on the sale of a building. For a description of other adjustments prior to 2024, refer to prior year letters.

| | GAAP weighted average cost of capital[1] | Floating yield adjustment | Income tax adjustment | Other adjustments | Adjusted weighted average cost of capital[2] |
|---|---|---|---|---|---|
| 2005 | 8.3% | 0.0% | 0.0% | 0.0% | 8.3% |
| 2006 | 8.1% | 0.0% | 0.0% | 0.0% | 8.1% |
| 2007 | 7.0% | 0.0% | 0.0% | 0.0% | 7.0% |
| 2008 | 6.4% | 0.0% | 0.0% | 0.0% | 6.4% |
| 2009 | 6.7% | 0.0% | 0.0% | 0.0% | 6.7% |
| 2010 | 7.3% | 0.0% | 0.0% | –0.1% | 7.2% |
| 2011 | 6.5% | 0.0% | 0.0% | –0.1% | 6.4% |
| 2012 | 5.6% | 0.0% | 0.0% | –0.1% | 5.5% |
| 2013 | 5.7% | 0.0% | 0.0% | 0.0% | 5.7% |
| 2014 | 5.2% | 0.1% | 0.0% | 0.0% | 5.3% |
| 2015 | 5.0% | 0.0% | 0.0% | 0.0% | 5.0% |
| 2016 | 4.9% | 0.1% | 0.0% | 0.0% | 5.0% |
| 2017 | 5.1% | 0.1% | 0.0% | 0.0% | 5.2% |
| 2018 | 6.3% | 0.1% | –0.1% | –0.1% | 6.2% |
| 2019 | 6.0% | 0.1% | –0.1% | 0.0% | 6.0% |
| 2020 | 5.1% | 0.2% | –0.1% | 0.0% | 5.2% |
| 2021 | 5.3% | 0.2% | –0.1% | 0.0% | 5.4% |
| 2022 | 5.6% | 0.4% | –0.2% | 0.0% | 5.8% |
| 2023 | 6.7% | 0.4% | –0.1% | 0.0% | 7.0% |
| 2024 | 7.0% | 0.5% | –0.1% | 0.0% | 7.4% |

[1] The weighted average cost of capital includes both a cost of equity and a cost of debt. The cost of equity capital is determined based on a formula that considers the risk of the business and the risk associated with our use of debt. The formula utilized for determining the cost of equity capital is as follows: (the average 30-year Treasury rate + 5%) + [(1 – tax rate) x (the average 30-year Treasury rate + 5% – pre-tax average cost-of-debt rate) x average debt / (average equity + average debt x tax rate)].

[2] The adjusted weighted average cost of capital includes both a cost of adjusted equity and a cost of debt. The cost of adjusted equity capital is calculated using the same formula as above except that adjusted average equity is used in the calculation instead of average equity.

| | GAAP net income per diluted share | Non-GAAP adjustments per diluted share[1] | Adjusted net income per diluted share | Imputed cost of equity per diluted share | Economic Profit per diluted share |
|---|---|---|---|---|---|
| 2005 | $1.85 | $(0.24) | $1.61 | $(0.88) | $0.73 |
| 2006 | $1.66 | $0.09 | $1.75 | $(0.84) | $0.91 |
| 2007 | $1.76 | $0.22 | $1.98 | $(0.87) | $1.11 |
| 2008 | $2.16 | $0.50 | $2.66 | $(1.15) | $1.51 |
| 2009 | $4.62 | $(0.67) | $3.95 | $(1.45) | $2.50 |
| 2010 | $5.67 | $(0.32) | $5.35 | $(1.59) | $3.76 |
| 2011 | $7.07 | $0.23 | $7.30 | $(1.92) | $5.38 |
| 2012 | $8.58 | $(0.13) | $8.45 | $(2.22) | $6.23 |
| 2013 | $10.54 | $(0.20) | $10.34 | $(3.13) | $7.21 |
| 2014 | $11.92 | $0.25 | $12.17 | $(3.92) | $8.25 |
| 2015 | $14.28 | $0.49 | $14.77 | $(4.45) | $10.32 |
| 2016 | $16.31 | $1.36 | $17.67 | $(5.58) | $12.09 |
| 2017 | $24.04 | $(3.60) | $20.44 | $(7.30) | $13.14 |
| 2018 | $29.39 | $(1.00) | $28.39 | $(10.96) | $17.43 |
| 2019 | $34.57 | $0.13 | $34.70 | $(11.90) | $22.80 |
| 2020 | $23.47 | $14.79 | $38.26 | $(11.98) | $26.28 |
| 2021 | $59.52 | $(8.17) | $51.35 | $(15.69) | $35.66 |
| 2022 | $39.32 | $13.53 | $52.85 | $(17.87) | $34.98 |
| 2023 | $21.99 | $19.18 | $41.17 | $(21.15) | $20.02 |
| 2024 | $19.88 | $18.53 | $38.41 | $(22.35) | $16.06 |

[1] Non-GAAP adjustments per share include a summation of adjustments made to calculate adjusted net income per share. For additional detail on these adjustments, see the section of this letter entitled "Adjusted Results."

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549
# FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2024**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

Commission file number 000-20202

# CREDIT ACCEPTANCE CORPORATION

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Michigan** | **38-1999511** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |

| | |
|---|---|
| **25505 W. Twelve Mile Road** | |
| **Southfield,  Michigan** | **48034-8339** |
| *(Address of principal executive offices)* | *(Zip Code)* |

Registrant's telephone number, including area code: **(248) 353-2700**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $.01 par value | CACC | The Nasdaq Stock Market LLC |

Securities registered pursuant to section 12(g) of the Act:
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑    Accelerated filer ☐    Non-accelerated filer ☐    Smaller reporting company ☐    Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑

The aggregate market value of 6,201,669 shares of the registrant's common stock held by non-affiliates on June 30, 2024 was approximately $3,191.9 million. For purposes of this computation, all officers, directors and 10% beneficial owners of the registrant are assumed to be affiliates. Such determination should not be deemed an admission that such officers, directors and beneficial owners are, in fact, affiliates of the registrant.

At February 4, 2025, there were 12,031,647 shares of the registrant's common stock issued and outstanding.

### DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement pertaining to the registrant's 2025 annual meeting of shareholders (the "Proxy Statement") to be filed pursuant to Regulation 14A are incorporated herein by reference into Part III of this Annual Report on Form 10-K (this "Form 10-K").

**CREDIT ACCEPTANCE CORPORATION**
**YEAR ENDED DECEMBER 31, 2024**

**INDEX TO FORM 10-K**

**ITEM 1.        BUSINESS**

**General**

Credit Acceptance Corporation (referred to as the "Company", "Credit Acceptance", "we", "our" or "us") makes vehicle ownership possible by providing innovative financing solutions that enable automobile dealers to sell vehicles to consumers, regardless of their credit history.  Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our financing programs, but who actually end up qualifying for traditional financing.

Without our financing programs, consumers are often unable to purchase vehicles or they purchase unreliable ones.  Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our programs is that we provide consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing.

Credit Acceptance was founded in 1972 to collect retail installment contracts (referred to as "Consumer Loans") originated by automobile dealerships owned by Donald Foss, our founder. During the 1980s, we began to market this service to non-affiliated dealers and, at the same time, began to offer dealers a non-recourse cash payment (referred to as an "advance") against anticipated future collections on Consumer Loans serviced for that dealer.

We refer to automobile dealers who participate in our programs and who share our desire to provide an opportunity to consumers to improve their lives as "Dealers." Upon enrollment in our financing programs, the Dealer enters into a Dealer servicing agreement with us that defines the legal relationship between Credit Acceptance and the Dealer. The Dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on Consumer Loans from the Dealers to us. We are an indirect lender from a legal perspective, meaning the Consumer Loan is originated by the Dealer and assigned to us.

The majority of the Consumer Loans assigned to us are made to consumers with impaired or limited credit histories. The following table shows the percentage of Consumer Loans assigned to us with either FICO® scores below 650 or no FICO® scores:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| **Consumer Loan Assignment Volume** | **2024** | **2023** | **2022** |
| Percentage of total unit volume with either FICO® scores below 650 or no FICO® scores | 80.6 % | 80.9 % | 84.8 % |

**Business Segment Information**

We currently operate in one reportable segment which represents our core business of offering innovative financing solutions and related products and services that enable Dealers to sell vehicles to consumers regardless of their credit history. For information regarding our one reportable segment and related disclosures, see Note 14 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

**Principal Business**

We offer Dealers financing programs that enable them to sell vehicles to consumers, regardless of their credit history. We have two programs: the Portfolio Program and the Purchase Program. Under the Portfolio Program, we advance money to Dealers (referred to as a "Dealer Loan") in exchange for the right to service the underlying Consumer Loans. Under the Purchase Program, we buy the Consumer Loans from the Dealers (referred to as a "Purchased Loan") and keep all amounts collected from the consumer. Dealer Loans and Purchased Loans are collectively referred to as "Loans." The following table shows the percentage of Consumer Loans assigned to us under each of the programs for each of the last three years:

| For the Years Ended December 31, | Unit Volume | | Dollar Volume (1) | |
|---|---|---|---|---|
| | Portfolio Program | Purchase Program | Portfolio Program | Purchase Program |
| 2022 | 73.5 % | 26.5 % | 69.8 % | 30.2 % |
| 2023 | 74.0 % | 26.0 % | 70.7 % | 29.3 % |
| 2024 | 78.7 % | 21.3 % | 77.5 % | 22.5 % |

(1) Represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program. Payments of Dealer Holdback (as defined below) and accelerated Dealer Holdback are not included.

Portfolio Program

As payment for the vehicle, the Dealer generally receives the following:

- a down payment from the consumer;
- a cash advance from us; and
- after the advance balance (cash advance and related Dealer Loan fees and costs) has been recovered by us, the cash from payments made on the Consumer Loan, net of certain collection costs and our servicing fee ("Dealer Holdback").

We record the amount advanced to the Dealer as a Dealer Loan, which is classified within Loans receivable in our consolidated balance sheets. Cash advanced to the Dealer is automatically assigned to the Dealer's open pool of advances. Dealers make an election as to how many Consumer Loans (either 50 or 100) will be assigned to an open pool before it is closed, and subsequent advances are assigned to a new pool. Unless we receive a request from the Dealer to keep a pool open, we automatically close each pool based on the Dealer's election. All advances within a Dealer's pool are secured by the future collections on the related Consumer Loans assigned to the pool. For Dealers with more than one pool, the pools are cross-collateralized so the performance of other pools is considered in determining eligibility for Dealer Holdback. We perfect our security interest with respect to the Dealer Loans by obtaining control or taking possession of the Consumer Loans, which list us as lien holder on the vehicle title.

The Dealer servicing agreement provides that collections received by us during a calendar month on Consumer Loans assigned by a Dealer are applied on a pool-by-pool basis as follows:

- first, to reimburse us for certain collection costs;
- second, to pay us our servicing fee, which generally equals 20% of collections;
- third, to reduce the aggregate advance balance and to pay any other amounts due from the Dealer to us; and
- fourth, to the Dealer as payment of Dealer Holdback.

If the collections on Consumer Loans from a Dealer's pool are not sufficient to repay the advance balance and any other amounts due to us, the Dealer will not receive Dealer Holdback. Certain events may also result in Dealers forfeiting their rights to Dealer Holdback, including becoming inactive before assigning 100 Consumer Loans.

Dealers have an opportunity to receive an accelerated Dealer Holdback payment each time a pool of Consumer Loans is closed. The amount paid to the Dealer is calculated using a formula that considers the number of Consumer Loans assigned to the pool and the related forecasted collections and advance balance.

Since typically the combination of the advance and the consumer's down payment provides the Dealer with a cash profit at the time of sale, the Dealer's risk in the Consumer Loan is limited. We cannot demand repayment of the advance from the Dealer except in the event the Dealer is in default of the Dealer servicing agreement. Advances are made only after the consumer and Dealer have signed a Consumer Loan contract, we have received the executed Consumer Loan contract and supporting documentation in either physical or electronic form, and we have approved all of the related stipulations for funding.

For accounting purposes, the transactions described under the Portfolio Program are not considered to be loans to consumers. Instead, our accounting reflects that of a lender to the Dealer. The classification as a Dealer Loan for accounting purposes is primarily a result of (1) the Dealer's financial interest in the Consumer Loan and (2) certain elements of our legal relationship with the Dealer.

Purchase Program

The Purchase Program differs from the Portfolio Program in that the Dealer receives a one-time payment from us at the time of assignment to purchase the Consumer Loan instead of a cash advance at the time of assignment and future Dealer Holdback payments. For accounting purposes, the transactions described under the Purchase Program are considered to be originated by the Dealer and then purchased by us.

Program Enrollment

Dealers are granted access to the Portfolio Program upon enrollment. Access to the Purchase Program is typically only granted to Dealers that meet one of the following:

- assigned at least 50 Consumer Loans under the Portfolio Program;
- franchise dealership; or
- independent dealership that meets certain criteria upon enrollment.

Revenue Sources

Credit Acceptance derives its revenues from the following principal sources:

- finance charges, which are comprised of: (1) interest income earned on Loans; (2) administrative fees earned from ancillary products; (3) program fees charged to Dealers under the Portfolio Program; (4) Consumer Loan assignment fees charged to Dealers; and (5) direct origination costs incurred on Dealer Loans;
- premiums earned on the reinsurance of vehicle service contracts; and
- other income, which primarily consists of ancillary product profit sharing, remarketing fees, and interest. For additional information, see Note 8 to the consolidated financial statements contained in Item 8 to this Form 10-K, which is incorporated herein by reference.

The following table sets forth the percent relationship to total revenue of each of these sources:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| Percent of Total Revenue | 2024 | 2023 | 2022 |
| Finance charges | 92.2 % | 92.3 % | 92.0 % |
| Premiums earned | 4.4 % | 4.2 % | 3.4 % |
| Other income | 3.4 % | 3.5 % | 4.6 % |
| Total revenue | 100.0 % | 100.0 % | 100.0 % |

Operations

*Sales and Marketing*.  Our target market is approximately 60,000 independent and franchised automobile dealers in the United States. We have market area managers located throughout the United States that market our programs to prospective Dealers, enroll new Dealers, and support active Dealers.  The number of Dealer enrollments and active Dealers for each of the last three years are presented in the table below:

| For the Years Ended December 31, | Dealer Enrollments | Active Dealers (1) |
|---|---|---|
| 2022 | 3,627 | 11,901 |
| 2023 | 5,605 | 14,174 |
| 2024 | 6,088 | 15,463 |

(1)    Active Dealers are Dealers who have received funding for at least one Loan during the period.

Once Dealers have enrolled in our programs, the market area managers work closely with the newly enrolled Dealers to help them successfully launch our programs within their dealerships.  Market area managers also provide active Dealers with ongoing support and consulting focused on improving the Dealers' success on our programs, including assistance with increasing the volume and performance of Consumer Loan assignments.

*Dealer Servicing Agreement.* As a part of the enrollment process, a new Dealer is required to enter into a Dealer servicing agreement with Credit Acceptance that defines the legal relationship between Credit Acceptance and the Dealer. The Dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on Consumer Loans from the Dealers to us. Under the typical Dealer servicing agreement, a Dealer represents that it will only assign Consumer Loans to us that satisfy criteria established by us, meet certain conditions with respect to their binding nature and the status of the security interest in the purchased vehicle, and comply with applicable state and federal laws and regulations.

The typical Dealer servicing agreement may be terminated by us or by the Dealer upon written notice. We may terminate the Dealer servicing agreement immediately in the case of an event of default by the Dealer.  Events of default include, among other things:

- the Dealer's refusal to allow us to audit its records relating to the Consumer Loans assigned to us;
- the Dealer, without our consent, is dissolved; merges or consolidates with an entity not affiliated with the Dealer; or sells a material part of its assets outside the course of its business to an entity not affiliated with the Dealer; or
- the appointment of a receiver for, or the bankruptcy or insolvency of, the Dealer.

While a Dealer can cease assigning Consumer Loans to us at any time without terminating the Dealer servicing agreement, if the Dealer elects to terminate the Dealer servicing agreement or in the event of a default, we have the right to require that the Dealer immediately pay us:

- any unreimbursed collection costs on Dealer Loans;
- any unpaid advances and all amounts owed by the Dealer to us; and
- a termination fee equal to 15% of the then outstanding amount of the Consumer Loans assigned to us.

Upon receipt of such amounts in full, we reassign the Consumer Loans and our security interest in the financed vehicles to the Dealer.

In the event of a termination of the Dealer servicing agreement by us, we may continue to service Consumer Loans assigned by the Dealer to us prior to termination in the normal course of business without charging a termination fee.

*Consumer Loan Assignment.*  Once a Dealer has enrolled in our programs, the Dealer may begin assigning Consumer Loans to us.  For legal purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

- the consumer and Dealer have signed a Consumer Loan contract; and
- we have received the executed Consumer Loan contract and supporting documentation in either physical or electronic form.

For accounting and financial reporting purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

- the Consumer Loan has been legally assigned to us; and
- we have made a funding decision and generally have provided funding to the Dealer in the form of either an advance under the Portfolio Program or one-time purchase payment under the Purchase Program.

A Consumer Loan is originated by the Dealer when a consumer enters into a contract with the Dealer that sets forth the terms of the agreement between the consumer and the Dealer for the payment of the purchase price of the vehicle. The amount of the Consumer Loan consists of the total principal and interest that the consumer is required to pay over the term of the Consumer Loan. Consumer Loans are written on a contract form provided or approved by us. Although the Dealer is named in the Consumer Loan contract, the Dealer generally does not have legal ownership of the Consumer Loan for more than a moment, and we, not the Dealer, are listed as lien holder on the vehicle title. Consumers are obligated to make payments on the Consumer Loan directly to us, and any failure to make such payments will result in our pursuing payment through collection efforts.

All Consumer Loans submitted to us for assignment are processed through our Credit Approval Processing System ("CAPS"). CAPS allows Dealers to input a consumer's credit application and view the response from us via the internet. CAPS allows Dealers to: (1) receive a quick approval from us; (2) interact with our proprietary credit scoring system to optimize the structure of each transaction prior to delivery; and (3) create, electronically execute, and print legally compliant Consumer Loan documents. All responses include the amount of funding (advance for a Dealer Loan or purchase price for a Purchased Loan), as well as any stipulations required for funding. The amount of funding is determined using a formula which considers a number of factors, including the timing and amount of cash flows expected on the related Consumer Loan and our target profitability at the time the Consumer Loan is submitted to us for assignment. The estimated future cash flows are determined based upon our proprietary credit scoring system, which considers numerous variables, including attributes contained in the consumer's credit bureau report, data contained in the consumer's credit application, the structure of the proposed transaction, vehicle information, and other factors, to calculate a composite credit score that corresponds to an expected collection rate. Our proprietary credit scoring system forecasts the collection rate based upon the historical performance of Consumer Loans in our portfolio that share similar characteristics. The performance of our proprietary credit scoring system is evaluated monthly by comparing projected to actual Consumer Loan performance. Adjustments are made to our proprietary credit scoring system as necessary. For additional information on adjustments to forecasted collection rates, please see the Critical Accounting Estimates section in Item 7 of this Form 10-K, which is incorporated herein by reference.

While a Dealer can submit any legally compliant Consumer Loan to us for assignment, the decision whether to provide funding to the Dealer and the amount of any funding is made solely by us. Through our Dealer Service Center, we perform all significant functions relating to the processing of the Consumer Loan applications and bear certain costs of Consumer Loan assignment, including the cost of assessing the adequacy of Consumer Loan documentation, the cost of compliance with our underwriting guidelines, and the cost of verifying employment, residence, and other information provided by the Dealer.

We audit Consumer Loan files for compliance with our underwriting guidelines on a daily basis in order to assess whether Dealers are operating in accordance with the terms and conditions of the Dealer servicing agreement. We occasionally identify breaches of the Dealer servicing agreement, and, depending upon the circumstances, and at our discretion, we may:

- change pricing or charge the Dealer fees for future Consumer Loan assignments;
- reassign the Consumer Loans back to the Dealer and require repayment of the related advances and/or purchase payments; or
- terminate our relationship with the Dealer.

Consumer Loans that have been assigned to us can be reassigned back to the Dealer at the Dealer's discretion as follows:

- an individual Consumer Loan may be reassigned within 180 days of assignment, in which case we require repayment of the related advance or purchase payment and, if requested more than 90 days after assignment, payment of a fee; and
- all Consumer Loans assigned under the Portfolio Program may be reassigned through termination of the Dealer servicing agreement, as described under "Dealer Servicing Agreement," above.

Our business model allows us to share the risk and reward of collecting on the Consumer Loans with the Dealers, more so with the Portfolio Program than the Purchase Program. Such sharing is intended to motivate the Dealer to assign better quality Consumer Loans, follow our underwriting guidelines, comply with various legal regulations, meet our credit compliance requirements, and provide appropriate service and support to the consumer after the sale. In addition, our Dealer Service Center works closely with Dealers to assist them in resolving any documentation deficiencies or funding stipulations. We believe this arrangement causes the interests of the Dealer, the consumer, and us to all be aligned.

We measure various criteria for each Dealer against other Dealers in their geographic area as well as the top performing Dealers. Dealers are assigned a Dealer rating based upon the performance of their Consumer Loans in both the Portfolio Program and Purchase Program as well as other criteria. The Dealer rating is one of the factors used to determine the amount paid to Dealers as an advance or to acquire a Purchased Loan. We provide each Dealer under the Portfolio Program with a monthly statement summarizing all activity that occurred on its Consumer Loan assignments.

*Servicing.* Our largest group of representatives services Consumer Loans that are in the early stages of delinquency. Our representatives work with consumers to attempt to develop a solution that will help them avoid becoming further past due and get them current where possible. We utilize a variety of methods to attempt to contact the consumer or to remind them of upcoming scheduled payments, including phone calls, email, text messaging, mail, and mobile notifications.

The decision to repossess a vehicle is based on policy-based criteria. When a Consumer Loan is approved for repossession, we continue to service the Consumer Loan while it is being assigned to a third-party repossession service provider, who works on a contingency fee basis. Once a vehicle has been repossessed, the consumer can redeem the vehicle, whereupon the vehicle is returned to the consumer in exchange for paying off the Consumer Loan balance; or, where appropriate or if required by law, the vehicle is returned to the consumer and the consumer is permitted to continue with the Consumer Loan in exchange for a payment or series of payments which eliminates the past due balance. If the consumer elects not to regain possession of the vehicle after repossession, the vehicle is sold at a wholesale automobile auction. Prior to sale, the vehicle is typically inspected by a representative at the auction who provides repair and reconditioning recommendations. Alternatively, our remarketing representatives may inspect the vehicle directly. Our remarketing representatives then authorize any repair and reconditioning work in order to maximize the net sale proceeds at auction.

If the vehicle sale proceeds are not sufficient to satisfy the balance owing on the Consumer Loan, we may offer the consumer the opportunity to settle any outstanding balance for less than the amount owed. At this point, the Consumer Loan is serviced by either: (1) our internal collection team, in the event the consumer is willing to make payments on the full or partial deficiency balance; or (2) where permitted by law, our external collection team, if it is believed that legal action will be successful in reducing or eliminating the deficiency balance owing on the Consumer Loan. Our external collection team may assign Consumer Loans to third-party collection attorneys who work on a contingency fee basis.

Representatives service Consumer Loans through our servicing platform, which consists of the following two systems:

- The collection system, which assigns Consumer Loans to representatives through a predictive dialer and records all collection activity, including:

  - details of past phone conversations with the consumer;
  - collection letters sent;
  - promises to pay;
  - broken promises;
  - payment history;
  - repossession orders; and
  - collection attorney activity.

- The servicing system, which maintains a record of all transactions relating to Consumer Loan assignments and is a primary source of data utilized to:

  - determine the outstanding balance of the Consumer Loans;
  - forecast future collections;
  - analyze the profitability of our program; and
  - evaluate our proprietary credit scoring system.

**Ancillary Products**

We provide Dealers the ability to offer vehicle service contracts to consumers through our relationships with Third-Party Providers ("TPPs"). A vehicle service contract provides the consumer protection by paying for the repair or replacement of certain components of the vehicle in the event of a mechanical failure. The retail price of the vehicle service contract is included in the principal balance of the Consumer Loan. The wholesale cost of the vehicle service contract is paid to the TPP, net of an administrative fee retained by us. We recognize our fee as finance charges on a level-yield basis over the life of the related Loan. The difference between the wholesale cost and the retail price to the consumer is paid to the Dealer as a commission. Under the Portfolio Program, the wholesale cost of the vehicle service contract and the commission paid to the Dealer are charged to the Dealer's advance balance. TPPs process claims on vehicle service contracts that are underwritten by third-party insurers. We bear the risk of loss for claims on certain vehicle service contracts that are reinsured by us. We market the vehicle service contracts directly to Dealers.  Our agreement with one of our TPPs allows us to receive profit sharing payments depending on the performance of the vehicle service contracts.

Our wholly owned subsidiary VSC Re Company ("VSC Re") is engaged in the business of reinsuring coverage under vehicle service contracts sold to consumers by Dealers on vehicles financed by us. VSC Re currently reinsures vehicle service contracts that are offered through one of our TPPs.  Vehicle service contract premiums, which represent the selling price of the vehicle service contract to the consumer, less fees and certain administrative costs, are contributed to trust accounts controlled by VSC Re.  These premiums are used to fund claims covered under the vehicle service contracts.  VSC Re is a bankruptcy remote entity.  As such, our exposure to fund claims is limited to the trust assets controlled by VSC Re and our net investment in VSC Re.

We provide Dealers the ability to offer Guaranteed Asset Protection ("GAP") to consumers through our relationships with TPPs. GAP provides the consumer protection by paying the difference between the loan balance and the amount covered by the consumer's insurance policy in the event of a total loss of the vehicle due to severe damage or theft. The retail price of GAP is included in the principal balance of the Consumer Loan. The wholesale cost of GAP is paid to the TPP, net of an administrative fee retained by us. We recognize our fee as finance charges on a level-yield basis over the life of the related Loan. The difference between the wholesale cost and the retail price to the consumer is paid to the Dealer as a commission. Under the Portfolio Program, the wholesale cost of GAP and the commission paid to the Dealer are charged to the Dealer's advance balance. TPPs process claims on GAP contracts that are underwritten by third-party insurers. Our agreement with one of our TPPs allow us to receive profit sharing payments depending on the performance of the GAP contracts.

Under the Purchase Program, we provide Dealers that meet certain criteria the ability to offer vehicle service contracts and GAP to consumers through the Dealers' relationships with TPPs. The retail price of the vehicle service contract and/or GAP is included in the principal balance of the Consumer Loan and is paid to the Dealer. Under this arrangement, we do not receive an administrative fee, and the Dealers' TPPs process claims.

**Competition**

The market for consumers who do not qualify for conventional automobile financing is large and highly competitive. The market is currently served by "buy here, pay here" dealerships, banks, captive finance affiliates of automobile manufacturers, credit unions, and independent finance companies both publicly and privately owned.  Many of these companies are much larger and have greater resources than us. We compete on the basis of the level of service provided by our Dealer Service Center and sales personnel. In addition, we compete by offering a profitable and efficient method for Dealers to finance consumers who would be more difficult or less profitable to finance through other methods.

**Customer and Geographic Concentrations**

The following tables provide information regarding the five states that were responsible for the largest dollar volume of Consumer Loan assignments and the related number of active Dealers during 2024, 2023, and 2022:

| (Dollars in millions) | For the Year Ended December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Consumer Loan Assignments | | Active Dealers (2) | |
| | Dollar Volume (1) | % of Total | Number | % of Total |
| Michigan | $ 372.4 | 8.1 % | 861 | 5.6 % |
| Texas | 327.9 | 7.1 % | 1,295 | 8.4 % |
| New Jersey | 303.5 | 6.6 % | 386 | 2.5 % |
| Ohio | 269.5 | 5.8 % | 1,024 | 6.6 % |
| Florida | 233.7 | 5.1 % | 873 | 5.6 % |
| All other states | 3,111.4 | 67.3 % | 11,024 | 71.3 % |
| Total | $ 4,618.4 | 100.0 % | 15,463 | 100.0 % |

| (Dollars in millions) | For the Year Ended December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Consumer Loan Assignments | | Active Dealers (2) | |
| | Dollar Volume (1) | % of Total | Number | % of Total |
| Michigan | $ 326.3 | 7.9 % | 833 | 5.9 % |
| Texas | 272.5 | 6.6 % | 1,170 | 8.3 % |
| Ohio | 245.2 | 5.9 % | 986 | 7.0 % |
| New Jersey | 238.2 | 5.7 % | 357 | 2.5 % |
| Tennessee | 216.0 | 5.2 % | 569 | 4.0 % |
| All other states | 2,849.6 | 68.7 % | 10,259 | 72.3 % |
| Total | $ 4,147.8 | 100.0 % | 14,174 | 100.0 % |

| (Dollars in millions) | For the Year Ended December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | Consumer Loan Assignments | | Active Dealers (2) | |
| | Dollar Volume (1) | % of Total | Number | % of Total |
| Michigan | $ 353.0 | 9.7 % | 731 | 6.1 % |
| New York | 229.8 | 6.3 % | 687 | 5.8 % |
| Ohio | 205.7 | 5.7 % | 832 | 7.0 % |
| Texas | 205.5 | 5.7 % | 903 | 7.6 % |
| New Jersey | 204.0 | 5.6 % | 300 | 2.5 % |
| All other states | 2,427.3 | 67.0 % | 8,448 | 71.0 % |
| Total | $ 3,625.3 | 100.0 % | 11,901 | 100.0 % |

(1)   Represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program.  Payments of Dealer Holdback and accelerated Dealer Holdback are not included.
(2)   Active Dealers are Dealers who have received funding for at least one Loan during the year.

No single Dealer's Loans receivable balance accounted for more than 10% of total Loans receivable balance as of December 31, 2024 or 2023.

**Seasonality**

Our business is seasonal with peak Consumer Loan assignments and collections occurring during the first quarter of the year. This seasonality has a material impact on our interim results, as we are required to recognize a significant provision for credit losses expense at the time of assignment. For additional information, see Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

**Regulation**

Our business is subject to laws and regulations, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, prohibitions against unfair, deceptive, and abusive acts and practices, and various other state and federal laws and regulations. These laws and regulations, among other things, require licensing and qualification; limit interest rates, fees, and other charges associated with the Consumer Loans assigned to us; require specified disclosures by Dealers to consumers; govern the sale and terms of ancillary products; and define the rights to repossess and sell collateral. Failure to comply with these laws or regulations could have a material adverse effect on us by, among other things, limiting the jurisdictions in which we may operate, restricting our ability to realize the value of the collateral securing the Consumer Loans, making it more costly or burdensome to do business, or resulting in potential liability. The volume of new or modified laws and regulations, and new interpretations of existing laws and regulations, has increased in recent years. From time to time, enactment and interpretations of legislation and regulations increase the cost of doing business, limit or expand permissible activities, or affect the competitive balance among financial services providers. Proposals to change the laws and regulations governing the operations and taxation of financial institutions and financial services providers are frequently made in the U.S. Congress, in state legislatures, and by various regulatory agencies. Such changes in laws and regulations, or the interpretation of such laws and regulations, may change our operating environment in substantial and unpredictable ways and may have a material adverse effect on our business.

We are subject to supervision by the Consumer Financial Protection Bureau (the "Bureau"). The Bureau has rulemaking and enforcement authority over certain non-depository institutions, including us. The Bureau is specifically authorized, among other things, to take actions to prevent companies providing consumer financial products or services and their service providers from engaging in unfair, deceptive, or abusive acts or practices in connection with consumer financial products and services, and to issue rules requiring enhanced disclosures or consumer access to information for consumer financial products or services. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Bureau also may restrict the use of pre-dispute mandatory arbitration clauses in contracts between covered persons and consumers for a consumer financial product or service. The Bureau also has authority to interpret, enforce, and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. The Dodd-Frank Act and regulations promulgated thereunder may affect our cost of doing business, may limit or expand our permissible activities, may affect the competitive balance within our industry and market areas, and could have a material adverse effect on us.

In addition to the Bureau, other state and federal agencies have the ability to regulate aspects of our business. For example, the Dodd-Frank Act provides a mechanism for state attorneys general to investigate us. Separately, state attorneys general and certain state regulators have authority under their respective rules and laws, to investigate and/or regulate aspects of our business. In addition, the Federal Trade Commission has jurisdiction to investigate aspects of our business. We expect that regulatory investigations of our business by both state and federal agencies will continue and that the results of these investigations could have a material adverse impact on us.

*Ongoing Regulatory Matters*

Regulatory matters to which we are a party include the following matters, in each case the eventual scope, duration, and outcome of which we cannot predict at this time.

- On December 1, 2021, we received a subpoena from the Office of the Attorney General for the State of California seeking documents and information regarding GAP products, GAP product administration, and refunds.

- On May 7, 2019, we received a subpoena from the Consumer Frauds and Protection Bureau of the Office of the New York State Attorney General, relating to the Company's origination and collection policies and procedures in the state of New York. After May 7, 2019 through April 30, 2021, we received additional subpoenas from the Office of the New York State Attorney General relating to the Company's origination, collection, and securitization practices. On November 19, 2020 and August 23, 2022, we received letters from the Office of the New York State Attorney General indicating that it may commence litigation against the Company asserting violations of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352 et seq. and applicable federal laws, including but not limited to claims that the Company engaged in unfair and deceptive trade practices in auto lending, debt collection, and asset-backed securitizations in the State of New York in violation of the Dodd-Frank Act, New York Executive Law § 63(12), the New York Martin Act, and New York General Business Law § 349. See the description below of the lawsuit commenced by the Office of the New York State Attorney General on January 4, 2023.

  On April 22, 2019, we received a civil investigative demand from the Bureau seeking, among other things, certain information relating to the Company's origination and collection of Consumer Loans, TPPs, and credit reporting. After April 22, 2019 through March 7, 2022, we received additional subpoenas from the Bureau. On December 6, 2021, we received a Notice and Opportunity to Respond and Advise letter from the Staff of the Office of Enforcement ("Staff") of the Bureau, stating that the Staff was considering whether to recommend that the Bureau take legal action against the Company for alleged violations of the Consumer Financial Protection Act of 2010 (the "CFPA") in connection with the Company's consumer loan origination practices. See the description below of the lawsuit commenced by the Bureau on January 4, 2023.

  On January 4, 2023, the Office of the New York State Attorney General and the Bureau jointly filed a complaint in the United States District Court for the Southern District of New York alleging that the Company engaged in deceptive practices, fraud, illegality, and securities fraud in violation of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352, and that the Company engaged in deceptive and abusive acts and provided substantial assistance to a covered person or service provider in violation of the CFPA, 12 U.S.C. § 5531 and 12 U.S.C. § 5536(a)(1)(B). The complaint seeks injunctive relief, an accounting of all consumers for whom the Company provided financing, restitution, damages, disgorgement, civil penalties, and payment of costs. On March 14, 2023, the Company filed a motion to dismiss the complaint. On August 7, 2023, the court stayed the action pending the U.S. Supreme Court's decision in *Consumer Financial Protection Bureau v. Community Financial Services Association of America Ltd.*, No. 22-448 ("CFSA"). On July 1, 2024, the court lifted the stay in view of the decision in CFSA and requested revised briefing on the Company's motion to dismiss that would address the intervening legal developments and sharpen the issues for resolution. As of October 29, 2024, the Company's motion to dismiss has been fully briefed. The Company intends to vigorously defend itself in this matter.

- On March 18, 2016, we received a subpoena from the Attorney General of the State of Maryland, relating to the Company's repossession and sale policies and procedures in the state of Maryland. On April 3, 2020, we received a subpoena from the Attorney General of the State of Maryland relating to the Company's origination and collection policies and procedures in the state of Maryland. On August 11, 2020, we received a subpoena from the Attorney General of the State of Maryland restating most of the requests contained in the March 18, 2016 and April 3, 2020 subpoenas, making additional requests, and expanding the inquiry to include 41 other states (Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Michigan, Minnesota, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, and Wisconsin) and the District of Columbia. Also on August 11, 2020, we received from the Attorney General of the State of New Jersey a subpoena that is essentially identical to the August 11, 2020 Maryland subpoena, both as to substance and as to the jurisdictions identified. The Company has been informed that the State of Kansas, the State of Texas, and the State of Iowa have withdrawn from the multistate investigation.

In addition, governmental regulations that would deplete the supply of used vehicles, such as environmental protection regulations governing emissions or fuel consumption, could have a material adverse effect on us.

Dealers must also comply with credit and trade practice statutes and regulations. Failure of Dealers to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have a material adverse effect on us.

The sale of vehicle service contracts and GAP by Dealers in connection with Consumer Loans assigned to us from Dealers is also subject to state laws and regulations. As we are the holder of the Consumer Loans that may, in part, finance these products, some of these state laws and regulations may apply to our servicing and collection of the Consumer Loans. Although these laws and regulations do not significantly affect our business, there can be no assurance that insurance or other regulatory authorities in the jurisdictions in which these products are offered by Dealers will not seek to regulate or restrict the operation of our business in these jurisdictions. Any regulation or restriction of our business in these jurisdictions could materially adversely affect the income received from these products.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable laws and regulations. Our agreements with Dealers provide that the Dealer shall indemnify us with respect to any loss or expense we incur as a result of the Dealer's failure to comply with applicable laws and regulations.

**Team Members**

Our team members are organized into four operating functions as follows:

*Servicing.* The servicing function includes team members that are responsible for servicing Consumer Loans. The majority of these team members are responsible for collection activities on delinquent Consumer Loans.

*Originations.* The originations function includes team members that are responsible for enrolling new Dealers and supporting active Dealers. Originations also includes team members responsible for processing new Consumer Loan assignments.

*Engineering, Analytics, Marketing, and Product Management.* This function consists of team members that are responsible for innovating, transforming, enhancing, modernizing, and optimizing our product for Dealers and consumers.

*Support.* The support function includes team members that are responsible for corporate legal and compliance, human resources, and finance.

The following table presents team members by operating function:

| | Number of Team Members as of December 31, | | |
|---|---|---|---|
| Operating Function | 2024 | 2023 | 2022 |
| Servicing | 906 | 845 | 907 |
| Originations | 578 | 533 | 505 |
| Engineering, Analytics, Marketing, and Product Management | 512 | 420 | 425 |
| Support | 435 | 434 | 409 |
| Total | 2,431 | 2,232 | 2,246 |

As of December 31, 2024, we had 2,431 full- and part-time team members. Our team members have no union affiliations, and we believe our relationship with our team members is in good standing. We strive to create a work environment that is pleasant, professional, and free from intimidation, hostility, or other offenses that may interfere with work performance. All team members complete non-discrimination and anti-harassment training, promoting a safe and inclusive work environment.

The vast majority of our team members work remotely from locations within the United States, with more than half of our team members located outside of Michigan. Our remote-first work environment allows us to take advantage of the national talent pool and hire the most qualified team members. We believe our workplace supports an inclusive culture due to our practices of maintaining open and transparent communication and fostering a climate in which all team members are welcome to speak up and contribute. We engage in initiatives that encourage our team members to generate concrete actions that we can take together to enhance the environment of inclusion, a sense of belonging, and acceptance of others to make our culture and our Company stronger. We believe these factors naturally contribute to the diversity of our workforce.

We place great importance on listening to our team members, as we believe that "the people doing the work know the most about it." We encourage participation in periodic anonymous surveys to gain honest feedback about our workplace from our team members, and we use this feedback to generate ideas for improvement. Our Company's culture attracts talented people and enables them to perform to their potential. We have been honored to receive many workplace awards in recent years.

**Available Information**

Our internet address is *creditacceptance.com*. We make available free of charge on our internet web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

**ITEM 1A.        RISK FACTORS**

*Industry, Operational, and Macroeconomic Risks*

**Our inability to accurately forecast and estimate the amount and timing of future collections could have a material adverse effect on results of operations.**

The majority of the Consumer Loans assigned to us are made to individuals with impaired or limited credit histories. Consumer Loans made to these individuals generally entail a higher risk of delinquency, default, and repossession, and higher losses than loans made to consumers with better credit. Since most of our revenue and cash flows from operations are generated from these Consumer Loans, our ability to accurately forecast Consumer Loan performance is critical to our business and financial results. At the time of assignment, we forecast future expected cash flows from the Consumer Loan. Based on these forecasts, which include estimates for wholesale vehicle prices in the event of vehicle repossession and sale, we make an advance or one-time purchase payment to the related Dealer at a level designed to maximize economic profit, a non-GAAP financial measure. We continue to forecast the expected collection rate for each Consumer Loan subsequent to assignment. These forecasts also serve as a critical assumption in our accounting for recognizing finance charge income and determining our allowance for credit losses. Please see the Critical Accounting Estimates – Finance Charge Revenue & Allowance for Credit Losses section in Item 7 of this Form 10-K, which is incorporated herein by reference. Actual cash flows from any individual Consumer Loan are often different from cash flows estimated at the time of assignment. There can be no assurance that our forecasts will be accurate or that Consumer Loan performance will be as expected. In periods with changing economic conditions, accurately forecasting the performance of Consumer Loans is more difficult. In the event that our forecasts are not accurate in the aggregate, our financial position, liquidity, and results of operations could be materially adversely affected.

**Due to competition from traditional financing sources and non-traditional lenders, we may not be able to compete successfully.**

The automobile finance market for consumers who do not qualify for conventional automobile financing is large and highly competitive. The market is served by a variety of companies, including "buy here, pay here" dealerships. The market is also currently served by banks, captive finance affiliates of automobile manufacturers, credit unions, and independent finance companies both publicly and privately owned. Many of these companies are much larger and have greater financial resources than are available to us, and many have long-standing relationships with automobile dealerships. Providers of automobile financing have traditionally competed based on the interest rate charged, the quality of credit accepted, the flexibility of loan terms offered, and the quality of service provided to dealers and consumers. We may be unable to compete successfully in the automobile finance market or, due to the intense competition in this market, our results of operations, cash flows, and financial condition may be adversely affected as we adjust our business in response to competitive pressures. Increasing advance rates on Loans has the impact of reducing the return on capital we expect to earn on Loans. Additionally, if we are unsuccessful in maintaining and expanding our relationships with Dealers, we may be unable to accept Consumer Loans in the volume and on the terms that we anticipate.

**Adverse changes in economic conditions, the automobile or finance industries, or the non-prime consumer market could adversely affect our financial position, liquidity, and results of operations, the ability of key vendors that we depend on to supply us with services, and our ability to enter into future financing transactions.**

We are subject to general economic conditions which are beyond our control. During periods of economic slowdown or recession, delinquencies, defaults, repossessions, and losses may increase on our Consumer Loans, and Consumer Loan prepayments may decline. These periods are also typically accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding Consumer Loans, which weakens collateral coverage and increases the amount of loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Additionally, inflation, higher gasoline prices, the deferral or resumption of student loan payments, increased focus on climate-related initiatives and regulation, declining stock market values, unstable real estate values, resets of adjustable rate mortgages to higher interest rates, increasing unemployment levels, general availability of consumer credit, or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values of automobiles. Because our business is focused on consumers who do not qualify for conventional automobile financing, the actual rates of delinquencies, defaults, repossessions, and losses on our Consumer Loans could be higher than those experienced in the general automobile finance industry, and could be more dramatically affected by a general economic downturn.

We rely on Dealers to originate Consumer Loans for assignment under our programs. High levels of Dealer attrition, due to a general economic downturn or otherwise, could materially adversely affect our operations. In addition, we rely on vendors to provide us with services we need to operate our business. Any disruption in our operations due to the untimely or discontinued supply of these services could substantially adversely affect our operations. Finally, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in finance charge revenue. Any sustained period of increased delinquencies, defaults, repossessions, or losses or increased servicing costs could also materially adversely affect our financial position, liquidity, and results of operations and our ability to enter into future financing transactions.

Technological advancements or changes to trends in the automobile industry such as new autonomous driving technologies or car- and ride-sharing programs could decrease consumer demand for automobiles. Decreased consumer demand for automobiles could negatively impact demand for our financing programs as well as weaken collateral values of automobiles, which could materially adversely affect our financial position, liquidity, and results of operations.

**Reliance on third parties to administer our ancillary product offerings could adversely affect our business and financial results.**

We have relationships with TPPs to administer vehicle service contracts and GAP underwritten by third-party insurers and financed by us. We depend on these TPPs to evaluate and pay claims in an accurate and timely manner. If our relationships with these TPPs were modified, disrupted, or terminated, we would need to obtain these services from an alternative administrator or provide them using our internal resources. We may be unable to replace these TPPs with a suitable alternative in a timely and efficient manner on terms we consider acceptable, or at all. In the event we were unable to effectively administer our ancillary products offerings, we may need to eliminate or suspend our ancillary product offerings from our future business, we may experience a decline in the performance of our Consumer Loans, our reputation in the marketplace could be undermined, and our financial position, liquidity, and results of operations could be adversely affected.

**We are dependent on our senior management, and the loss of any of these individuals or an inability to hire additional team members could adversely affect our ability to operate profitably.**

Our senior management average 16 years of experience with us. Our success is dependent upon the management and the leadership skills of this team. In addition, competition from other companies to hire our team members possessing the necessary skills and experience required could contribute to an increase in team member turnover. The loss of any of these individuals or an inability to attract and retain additional qualified team members could adversely affect us. There can be no assurance that we will be able to retain our existing senior management or attract additional qualified team members.

**Our reputation is a key asset to our business, and our business may be affected by how we are perceived in the marketplace.**

Our reputation is a key asset to our business. Our ability to attract consumers through Dealers is highly dependent upon external perceptions of our level of service, trustworthiness, business practices, and financial condition. Negative publicity regarding these matters could damage our reputation among existing and potential consumers and Dealers, which could make it difficult for us to attract new consumers and Dealers and maintain existing Dealers. Adverse developments with respect to our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny or litigation against us.

**An outbreak of contagious disease or other public health emergency could materially and adversely affect our business, financial condition, liquidity, and results of operations.**

Contagious-disease outbreaks or other public health emergencies could cause a deterioration in the U.S. economy and our industry, disruptions in our workforce, decreases in collections from our consumers, declines in Consumer Loan assignments, or extended periods of economic or supply chain disruptions. Financial market disruptions that occur as a result of contagious-disease outbreaks or other public health emergencies could reduce our ability to access capital or our consumers' ability to repay past or future Consumer Loans and could negatively affect our liquidity and results of operations. A future contagious-disease outbreak or other public health emergency could materially adversely affect our business, financial condition, liquidity, and results of operations and also intensify the risks described in the other risk factors disclosed in this Form 10-K.

**The concentration of Dealers in several states could adversely affect us.**

Dealers are located throughout the United States. During the year ended December 31, 2024, our five largest states (measured by advances paid to Dealers on Consumer Loans assigned under the Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program) contained 28.7% of Dealers. While we believe we have a diverse geographic presence, for the near term, we expect that significant amounts of Consumer Loan assignments will continue to be generated by Dealers in these five states due to the number of Dealers in these states and currently prevailing economic, demographic, regulatory, competitive, and other conditions in these states. Changes to conditions in these states could lead to an increase in Dealer attrition or a reduction in demand for our service that could materially adversely affect our financial position, liquidity, and results of operations.

**Reliance on our outsourced business functions could adversely affect our business.**

We outsource certain business functions to third-party service providers, which increases our operational complexity and decreases our control. We rely on these service providers to provide a high level of service and support, which subjects us to risks associated with inadequate or untimely service. In addition, if these outsourcing arrangements were not renewed or were terminated or the services provided to us were otherwise disrupted, we would have to obtain these services from an alternative provider or provide them using our internal resources. We may be unable to replace, or be delayed in replacing these sources and there is a risk that we would be unable to enter into a similar agreement with an alternate provider on terms that we consider favorable or in a timely manner. In the future, we may outsource additional business functions. If any of these or other risks related to outsourcing were realized, our financial position, liquidity, and results of operations could be adversely affected.

**Our ability to hire and retain foreign engineering personnel could be hindered by immigration restrictions.**

A portion of our engineering team is composed of foreign nationals whose ability to work for us depends on maintaining the necessary H-1B visas. The H-1B visa category allows U.S. employers to hire qualified foreign nationals to perform services in specialty occupations that require the attainment of at least a bachelor's degree or its equivalent. Our ability to hire and retain these foreign nationals and their ability to remain and work in the United States are affected by various laws and regulations, including limitations on the number of available H-1B visas, which the U.S. government allocates by lottery. Changes in the laws or regulations affecting the availability, allocation, and/or cost of H-1B visas, eligibility for the H-1B visa category, or otherwise affecting the admission or retention of skilled foreign nationals by U.S. employers, or any increase in demand for H-1B visas relative to the limited supply of those visas, may adversely affect our ability to hire or retain foreign engineering personnel and may, as a result, increase our operating costs and impair our business operations.

**We may be unable to execute our business strategy due to current economic conditions.**

Our financial position, liquidity, and results of operations depend on management's ability to execute our business strategy. Key factors involved in the execution of our business strategy include achieving our desired Consumer Loan assignment volume, continued and successful use of CAPS and pricing strategy, the use of effective credit risk management techniques and servicing strategies, continued investment in technology to support operating efficiency, and continued access to funding and liquidity sources. Although our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints, there can be no assurance that this strategy will have its intended effect. Please see the Consumer Loan Volume section in Item 7 of this Form 10-K, which is incorporated herein by reference. Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity, and results of operations.

**Natural disasters, climate change, military conflicts, acts of war, terrorist attacks and threats, or the escalation of military activity in response to terrorist attacks or otherwise may negatively affect our business, financial condition, and results of operations.**

Natural disasters, climate change, military conflicts, acts of war, terrorist attacks, and the escalation of military activity in response to terrorist attacks or otherwise may have negative and significant effects, such as imposition of increased security measures, changes in applicable laws, economic and financial market disruptions, loss of lives, damage to infrastructure, and job losses. These types of events or developments and their consequences may have an adverse effect on the economy in general, including diminished liquidity and credit availability, reduced consumer confidence, disruptions to energy and food supplies, decreased economic growth, higher unemployment rates, increased inflation, and political and social upheaval. The consequences of these types of events or developments could reduce used-car sales and demand for our product, impair the performance of our Loan portfolio, limit our access to capital, and intensify other risk factors disclosed in this Form 10-K, including cybersecurity-related risks. Moreover, the potential for future military conflicts and terrorist attacks, natural disasters, and escalating effects of climate change, and the national and international responses to these threats, could affect our business in ways that cannot be predicted. The effect of any of these events, developments, or threats could have a material adverse effect on our business, financial condition, and results of operations.

**Governmental or market responses to climate change and related environmental issues could have a material adverse effect on our business.**

Governments have become increasingly focused on the effects of climate change and related environmental issues. How governments act to mitigate climate and related environmental risks, as well as associated changes in the behavior and preferences of businesses and consumers, could have an adverse effect on our business and results of operations. A decline in demand for gasoline-powered automobiles, such as could occur due to regulatory restrictions or a shift in consumer preference toward electric vehicles, could decrease the value of gasoline-powered vehicles securing outstanding Consumer Loans, which would weaken collateral coverage and increase the amount of loss in the event of default. Further, we may be compelled to change our business practices or our operational processes, and we could have less access to capital or face a higher cost of capital, because of climate- or environmental-driven changes in applicable law or due to related political, social, or market pressure. It is possible as well that changes in climate and related environmental risks, perceptions of them, and governmental responses to them may occur more rapidly than our ability to adapt without disrupting our business, which could have a material adverse effect on our financial position and results of operations.

**A small number of our shareholders have the ability to significantly influence matters requiring shareholder approval and such shareholders have interests which may conflict with the interests of our other security holders.**

As of December 31, 2024, based on filings made with the SEC and other information made available to us, Allan V. Apple beneficially owned 20.0% of our common stock, Prescott General Partners LLC and its affiliates beneficially owned 19.3% of our common stock, Jill Foss Watson beneficially owned 14.2% of our common stock, and John P. Neary beneficially owned 8.6% of our common stock (representing, collectively, beneficial ownership of 42.8% of our common stock, after taking into account those shares reported as beneficially owned by more than one of these shareholders). As a result, these shareholders are able to significantly influence matters presented to shareholders, including the election and removal of directors, the approval of significant corporate transactions, such as any reclassification, reorganization, merger, consolidation, or sale of all or substantially all of our assets, and the control of our management and affairs, including executive compensation arrangements. Their interests may conflict with the interests of our other security holders.

The beneficial ownership reported by Mr. Apple and Mr. Neary includes, in each case, beneficial ownership in their capacity as trustees of shares held in a marital trust established by our late founder, Donald Foss, and representing 8.6% of our common stock as of December 31, 2024. The shares in the trust are subject to the terms of a shareholder agreement, entered into by Mr. Foss on January 3, 2017. Under the terms of that agreement that became applicable to the trustees of the trust upon Mr. Foss's death on August 14, 2022, until the final adjournment of the tenth annual meeting of shareholders held by the Company after the date of the shareholder agreement, the shares in the trust are to be voted in accordance with the recommendation of the Company's Board of Directors with respect to election and removal of directors, certain routine matters, and any other proposal to be submitted to the Company's shareholders with respect to any extraordinary transaction providing for the acquisition of all of the Company's outstanding common stock.

## *Capital and Liquidity Risks*

**We may be unable to continue to access or renew funding sources and obtain capital needed to maintain and grow our business.**

We use debt financing to maintain and grow our business. We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit facility; (2) revolving secured warehouse ("Warehouse") facilities; (3) asset-backed secured financings ("Term ABS financings"); and (4) senior notes. We cannot guarantee that the revolving secured line of credit facility or the Warehouse facilities will continue to be available beyond their current maturity dates, on acceptable terms, or at all, or that we will be able to obtain additional financing on acceptable terms or at all. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, our financial position, our results of operations, and the capacity for additional borrowing under our existing financing arrangements. If our various financing alternatives were to become limited or unavailable, we may be unable to maintain or grow Consumer Loan volume at the level that we anticipate and our operations could be materially adversely affected.

**The terms of our debt limit how we conduct our business.**

The agreements that govern our debt contain covenants that restrict our ability to, among other things:
- incur and guarantee debt;
- pay dividends or make other distributions on or redeem or repurchase our stock;
- make investments or acquisitions;
- create liens on our assets;
- sell assets;
- merge with or into other companies; and
- enter into transactions with stockholders and other affiliates.

Some of our debt agreements also impose requirements that we maintain specified financial measures not in excess of, or not below, specified levels. In particular, our revolving credit facility requires, among other things, that we maintain (i) as of the end of each fiscal quarter, a ratio of consolidated funded debt less unrestricted cash and cash equivalents to consolidated tangible net worth at or below a specified maximum and (ii) as of the end of each fiscal quarter, a ratio of consolidated income available for fixed charges for the period of four consecutive fiscal quarters most recently ended to consolidated fixed charges, as defined in the agreements, for that period of not less than a specified minimum. These covenants limit the manner in which we can conduct our business and could prevent us from engaging in favorable business activities or financing future operations and capital needs and impair our ability to successfully execute our strategy and operate our business.

A breach of any of the covenants in our debt instruments would result in an event of default thereunder if not promptly cured or waived. Any continuing default would permit the creditors to accelerate the related debt, which could also result in the acceleration of other debt containing a cross acceleration or cross default provision. In addition, an event of default under our revolving credit facility would permit the lenders thereunder to terminate all commitments to extend further credit under our revolving credit facility. Furthermore, if we were unable to repay the amounts due and payable under our revolving credit facility or other secured debt, the lenders thereunder could cause the collateral agent to proceed against the collateral securing that debt. In the event our creditors accelerate the repayment of our debt, there can be no assurance that we would have sufficient assets to repay that debt, and our financial condition, liquidity, and results of operations would suffer.

**A violation of the terms of our Term ABS financings or Warehouse facilities could have a material adverse impact on our operations.**

Under our Term ABS financings and our Warehouse facilities, (1) we have various obligations and covenants as seller, servicer, and custodian of the Loans conveyed thereunder and in our individual capacity and (2) the special purpose subsidiaries to which we convey Loans have various obligations and covenants. A violation of any of these obligations or covenants in any of our Term ABS financings or our Warehouse facilities by us or the special purpose subsidiaries, respectively, may result in an early termination of the revolving period, repurchase or indemnification obligations on our part, and the termination of our servicing rights (and, accordingly, the loss of servicing fees), and may further result in amounts outstanding under such Term ABS financings and Warehouse facilities becoming immediately due and payable. In addition, the violation of any financial covenant under our revolving secured line of credit facility is an event of default or termination event under certain of our Term ABS financings and our Warehouse facilities.

The occurrence of any of the events described in the immediately-preceding paragraph could have a material adverse effect on our financial position, liquidity, and results of operations.

**Our substantial debt could negatively impact our business, prevent us from satisfying our debt obligations, and adversely affect our financial condition.**

We have a substantial amount of debt, which could have negative consequences, including the following:
- our ability to obtain additional financing for Consumer Loan assignments, working capital, debt refinancing, or other purposes could be impaired;
- a substantial portion of our cash flows from operations will be dedicated to paying principal and interest on our debt, reducing funds available for other purposes;
- we may be vulnerable to interest rate increases, as some of our borrowings, including those under our revolving credit facility and Warehouse facilities, bear interest at variable rates;
- we could be more vulnerable to adverse developments in our industry or in general economic conditions;
- we may be restricted from taking advantage of business opportunities or making strategic acquisitions; and
- we may be limited in our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

**We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt.**

Our ability to make payments of principal and interest on indebtedness will depend in part on our cash flows from operations, which are subject to economic, financial, competitive, and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operations sufficient to permit us to meet our debt service obligations. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required to sell assets, refinance all or a portion of our existing debt, or obtain additional financing. There can be no assurance that any refinancing will be possible or that any asset sales or additional financing can be completed on acceptable terms or at all.

**Interest rate fluctuations may adversely affect our borrowing costs, profitability, and liquidity.**

Our profitability may be directly affected by the level of and fluctuations in interest rates, whether caused by changes in economic conditions or other factors, which affect our borrowing costs. Our profitability and liquidity could be materially adversely affected during any period of higher interest rates. We monitor the interest rate environment and employ strategies designed to partially mitigate the impact of increases in interest rates. We can provide no assurance, however, that our strategies will mitigate the impact of increases in interest rates.

**Reduction in our credit rating could increase the cost of our funding from, and restrict our access to, the capital markets and adversely affect our liquidity, financial condition, and results of operations.**

Credit rating agencies evaluate us, and their ratings of our debt and creditworthiness are based on a number of factors. These factors include our financial strength and other factors not entirely within our control, including conditions affecting the financial services industry generally. As the financial services industry and the financial markets periodically face difficulties, there can be no assurance that we will maintain our current ratings. Failure to maintain those ratings could, among other things, adversely limit our access to the capital markets and affect the cost and other terms upon which we are able to obtain financing.

**We may incur substantially more debt and other liabilities. This could exacerbate further the risks associated with our current debt levels.**

We may be able to incur substantial additional debt in the future. Although the terms of our debt instruments contain restrictions on our ability to incur additional debt, these restrictions are subject to exemptions that could permit us to incur a substantial amount of additional debt. In addition, our debt instruments do not prevent us from incurring liabilities that do not constitute indebtedness as defined for purposes of those debt instruments. If new debt or other liabilities are added to our current debt levels, the risks associated with our having substantial debt could intensify.

**The conditions of the U.S. and international capital markets may adversely affect lenders with which we have relationships, causing us to incur additional costs and reducing our sources of liquidity, which may adversely affect our financial position, liquidity, and results of operations.**

Periodically, there has been uncertainty in the global capital markets and the overall economy. Such uncertainty can result in disruptions in the financial sector and affect lenders with which we have relationships. Disruptions in the financial sector may increase our exposure to credit risk and adversely affect the ability of lenders to perform under the terms of their lending arrangements with us. Failure by our lenders to perform under the terms of our lending arrangements could cause us to incur additional costs that may adversely affect our liquidity, financial condition, and results of operations. There can be no assurance that future disruptions in the financial sector will not occur that could have similar adverse effects on our business.

*Technology and Cybersecurity Risks*

**Our dependence on technology could have a material adverse effect on our business.**

All Consumer Loans submitted to us for assignment are processed through our internet-based CAPS application. Our Consumer Loan servicing platform is also technology based. We rely on these systems to record and process significant amounts of data quickly and accurately. Our systems, and those of our third-party service providers, are dependent upon computer and telecommunications equipment, software systems, and internet access. The temporary or permanent loss of any components of these systems through hardware failures, software errors, operating malfunctions, the vulnerability of the internet, or otherwise could interrupt our business operations and harm our business.

Although Company systems and systems of third party service providers are subject to risks from cybersecurity threats and incidents, these have not materially affected the Company, including its business strategy, results of operations, or financial condition, though there can be no assurance that cybersecurity threats and incidents will not have a material adverse effect on us in the future.

We rely on a variety of measures to protect our technology and proprietary information, including copyrights and a comprehensive information security program. However, these measures may not prevent misappropriation or infringement of our intellectual property or proprietary information, which would adversely affect us. In addition, our competitors or other third parties may allege that our proprietary systems, processes, or technologies infringe their intellectual property rights.

Our ability to integrate computer and telecommunications technologies into our business is essential to our success. Computer and telecommunications technologies are evolving rapidly and, as a result, may be characterized by short product life cycles. We may not be successful in anticipating, managing, or adopting technological changes on a timely basis. While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We cannot assure that adequate capital resources will be available to us at the appropriate time.

**We depend on secure information technology, and a breach of our systems or those of our third-party service providers could result in our experiencing significant financial, legal, and reputational exposure and could materially adversely affect our business, financial condition, and results of operations.**

We and our third-party service providers face ongoing threats to our systems and data and from time to time experience cyberattacks and other security incidents. Numerous national finance companies have disclosed security breaches involving sophisticated cyber-attacks, including ransomware, that were not recognized or detected until after such companies had been affected, notwithstanding the preventive measures such companies had in place. Further, the rapid evolution and increased adoption of artificial intelligence technologies, increased sophistication and activities of organized crime, hackers, terrorists, activists and other external parties may increase our level of cybersecurity risk. Additionally, our increased use of mobile and cloud technologies could heighten these and other operational risks by increasing our attack surface, and any failure by mobile or cloud technology service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations and result in misappropriation, corruption or loss of confidential or propriety information. The security measures we have implemented to protect against cybersecurity incidents, or those of our third-party service providers, may not always prevent or mitigate the impact of a cybersecurity incident, and there can be no assurance that future efforts to prevent or mitigate a cybersecurity incident will be effective either. As a result, our computer systems, software, and networks, as well as those of our third-party service providers, are vulnerable to unauthorized access, computer viruses, malware attacks, and other events that could have a security impact beyond our control, and information we transmit and receive may be vulnerable to interception, misuse, or mishandling. Cybersecurity incidents, including such occurrences that compromise information processed by, stored in, or transmitted through our computer systems and networks, or those of our third-party service providers, or that cause interruptions or malfunctions in our or our service providers' operations could result in losses, loss of business by us and loss of confidence in us, consumer and Dealer dissatisfaction, significant litigation, regulatory exposures, and harm to our reputation, any of which could have a material adverse impact on our business, financial condition, and results of operations.

While we have not been materially affected by cybersecurity incidents to date, we may be required to expend significant additional resources in the future to enhance our security controls, modify our protective measures, investigate the circumstances surrounding cybersecurity incidents, and implement mitigation and remediation measures in response to cybersecurity incidents and new or more sophisticated threats, as well as in response to new regulations related to cybersecurity. Cybersecurity incidents may result in our being subject to fines, penalties, litigation (including securities fraud class action lawsuits) and regulatory investigation costs and settlements and other financial losses, which could have a material adverse effect on our business, financial condition, and results of operations.

**Our use of electronic contracts could impact our ability to perfect our ownership or security interest in Consumer Loans.**

Our systems permit origination and assignment of Consumer Loans in electronic form. We have engaged a TPP to facilitate the process of creating, establishing control of, and storing electronic contracts in a manner that enables us to perfect our ownership or security interest in the electronic contracts by satisfying the requirements for "control" of electronic chattel paper under the Uniform Commercial Code.

Although the law governing the perfection of ownership and security interests in electronic contracts was enacted in 2001, the statutory requirements for the relevant control arrangements have not been meaningfully tested in court. In addition, market practices regarding control of electronic contracts are still developing. As a result, there is a risk that the systems employed by us or any TPP to maintain control of the electronic contracts may not be sufficient as a matter of law to give us a perfected ownership or security interest in the Consumer Loans evidenced by electronic contracts. In addition, technological failure, including failure in the security or access restrictions with respect to the systems, and operational failure, such as the failure to implement and maintain adequate internal controls and procedures, could also affect our ability to obtain or maintain a perfected ownership or security interest in the Consumer Loans evidenced by electronic contracts (or the priority of such interests). Our failure or inability to perfect our ownership or security interest in the Consumer Loans could materially adversely affect our financial position, liquidity, and results of operations.

**Failure to properly safeguard our proprietary business information or confidential consumer and team member personal information could subject us to liability, decrease our profitability, and damage our reputation.**

In the ordinary course of our business, we collect and store sensitive data on our computer networks. This sensitive data includes our proprietary business information and personally identifiable information of our consumers and team members. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy.

If third parties or our team members breach or are able to breach our network security or the network security of a third party that we share information with or otherwise are able to misappropriate our consumers' and team members' personal information, or if we give third parties or our team members improper access to our consumers' and team members' personal information, we could be subject to liability. This liability could include identity theft or other similar fraud-related claims. This liability could also include claims for other misuses or losses of personal information, including for unauthorized marketing purposes. Other liabilities could include claims alleging misrepresentation of our privacy and data security practices. Moreover, the loss of confidential customer personal information could harm our reputation, result in the loss of business, and subject us to liability under laws that protect personal information, resulting in increased costs, loss of revenues and substantial penalties. For instance, the California Consumer Privacy Act of 2018, as amended ("CCPA"), provides for enhanced consumer protections for California residents and statutory fines for data security breaches or other CCPA violations.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to secure online transmission of confidential consumer and team member information, which can include personal information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms that we use to protect sensitive consumer transaction data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend capital and other resources to protect against, or alleviate problems caused by, security breaches or other cybersecurity incidents. Although we have experienced cybersecurity incidents from time to time that have not had a material effect on our business, financial condition, or results of operations, there can be no assurance that a cyber-attack, security breach, or other cybersecurity incident will not have a material adverse effect on us in the future. Our security measures are designed to protect against security breaches, but our failure to prevent security breaches could subject us to liability, decrease our profitability, and damage our reputation.

*Legal and Regulatory Risks*

**Litigation we are involved in from time to time may adversely affect our financial condition, results of operations, and cash flows.**

As a result of the consumer-oriented nature of the industry in which we operate and uncertainties with respect to the application of various laws and regulations in some circumstances, we are subject to various consumer claims, litigation, and regulatory investigations seeking damages, fines, and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud, and breach of contract. As the assignee of Consumer Loans originated by Dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealers. We may also have disputes and litigation with Dealers. The claims may allege, among other theories of liability, that we breached the Dealer servicing agreement. We may also have disputes and litigation with vendors and other third parties. The claims may allege, among other theories of liability, that we breached a license agreement or contract. The damages, fines, and penalties that may be claimed by consumers, regulatory agencies, Dealers, vendors, or other third parties in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory, and punitive damages and injunctive relief, and plaintiffs may seek treatment as purported class actions or they may file individual arbitration demands for which arbitration providers may request separate filing fees. A significant judgment against us in connection with any litigation or arbitration or the requirement to pay filing fees for a large number of individual arbitration demands could have a material adverse effect on our financial position, liquidity, and results of operations.

For a description of significant litigation to which we are a party, see Note 15 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

**Changes in tax laws and the resolution of uncertain income tax matters could have a material adverse effect on our results of operations and cash flows from operations.**

We are subject to income tax in many of the various jurisdictions in which we operate. Increases in statutory income tax rates and other adverse changes in applicable law in these jurisdictions could have an adverse effect on our results of operations. In the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions. Please see the Critical Accounting Estimates – Uncertain Tax Positions section in Item 7 of this Form 10-K, which is incorporated herein by reference. We adjust these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Such payments could have a material adverse effect on our results of operations and cash flows from operations.

**The regulations to which we are or may become subject could result in a material adverse effect on our business.**

Reference should be made to Item 1. Business "Regulation" for a discussion of regulatory risk factors.

**ITEM 1B.        UNRESOLVED STAFF COMMENTS**

None.

**ITEM 1C.        CYBERSECURITY**

The Company regularly assesses risks from cybersecurity threats, monitors its information systems for potential vulnerabilities, and tests those systems pursuant to the Company's cybersecurity policies, standards, processes, and practices, which are integrated into the Company's overall risk management program. We have adopted aspects of the ISO 27002, NIST SP 800-37 Rev. 2, and NIST Cybersecurity frameworks, to which risk management in relation to our information systems is aligned. We categorize our information systems as either critical or secondary, depending on business value and/or risk of financial or compliance impact of cybersecurity incidents. Our information security team uses a multifaceted approach to assess, identify, and manage material risks to the Company from cybersecurity threats, including testing of the effectiveness of our cybersecurity incident prevention and response systems; conducting routine vulnerability scanning of information systems assets; network/endpoint detection and response coupled with anomaly identification enhanced logging capabilities powered by artificial intelligence software; discovery through collaboration with the Company's internal audit team; monitoring of threat intelligence feeds provided by industry associations/groups, service providers, and federal/state authorities; and professional service engagements, such as retaining the services of an external 24/7 security operations center and partnering with third parties in testing our information systems for vulnerabilities from external, internal, and social engineering perspectives and assessing the effectiveness of our cybersecurity controls.

The Company partners with third-party service providers and employs processes to assess, identify, and manage material risks from cybersecurity threats arising from the use of such third-party service providers. Our latest assessment attempted to identify vulnerabilities in our network and systems from external, internal, and social engineering perspectives. Our cybersecurity practices (including with respect to third-party service providers) have been assessed to represent a level of maturity consistent with industry best practices.

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations, and financial condition. For more information about these risks, see the disclosure under the heading "Technology and Cybersecurity Risks" in Part I, Item 1A. Risk Factors.

Our board of directors oversees the Company's risk management process, including cybersecurity risks, directly and through its committees. The audit committee of the Company's board of directors provides structured oversight of the Company's risk management program, which focuses on the most significant short-, intermediate-, and long-term risks the Company faces. The Company has an information security compliance committee (the "Committee") that consists of the members of the Company's compliance committee, which reports to the board of directors, and at least three members of Company management. The Committee is responsible for overseeing the development and upkeep of written policies and procedures aimed at safeguarding the Company's information systems and the nonpublic information stored within them. In addition, the Committee plays a crucial role in the governance of the cybersecurity risk management process. This involves collaborating with third-party industry experts and the Company's internal audit team to conduct risk assessments of the Company's information security program (the "Program"). The assessments encompass an evaluation of the Company's adherence to the Program, including the elements of the Program that are dictated by relevant laws, regulations, and the Company's information security manual. Furthermore, the Company conducts periodic cybersecurity assessments and preparedness analyses, supervised by our Vice President, Engineering – Security, Compliance, and Trust, who maintains a CRISC certification, has more than twenty years of experience in information security, risk management, and regulatory compliance in the financial services industry, and serves as our designated Chief Information Security Officer ("CISO").

At least annually, our internal audit team conducts a formal risk assessment and develops an audit plan that identifies, assesses, and prioritizes risks that include cybersecurity. The results of the risk assessment and the proposed audit plan are communicated to various leaders within the Company as well as the audit committee of the board of directors for input. The audit plan is reassessed throughout the year, and the plan is subject to modification by our internal audit team, e.g., based on such considerations as changes to resources, business operations, or internal or external risk factors. The CISO also issues an annual written report to the board of directors on the Program and material cybersecurity risks.

The Company takes a risk-based approach to cybersecurity and has implemented cybersecurity policies throughout its operations that are designed to address cybersecurity threats and incidents. In particular, the Company has adopted and maintains written policies and procedures for the protection of Company's information systems and nonpublic information stored on those systems, which are based on the Company's risk assessment and that address all other specific topics as may be required by applicable laws and regulations. The Company requires all team members with access to any of its information systems, including contractors, to complete social engineering, cybersecurity, and compliance training programs annually.

The Program includes processes to coordinate and facilitate the implementation of information security best practices and services throughout the Company and to comply with applicable cybersecurity requirements under federal and state laws and regulations, including, but not limited to, the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, and the New York State Department of Financial Services Cybersecurity Requirements for Financial Services Companies, 23 NYCRR 500. The Program is based on the Company's risk assessment and designed to perform in accordance with applicable laws and regulations.

The Company has established and maintains a comprehensive information security incident management plan (the "Plan") that allows the Company to respond quickly and effectively to cybersecurity threats and cybersecurity incidents, including cybersecurity breaches, in accordance with applicable laws and regulations.

The Company routinely engages third-party industry experts to work in conjunction with our internal audit team in performing risk assessments of the Program and the Plan and of the Company's execution of the Program and the Plan.

The CISO, in coordination with the information security managers, is responsible for leading the assessment and management of cybersecurity risks. The Company's information security team has extensive experience in information security and previous information security work experience in several industries, including defense, manufacturing, and financial services. The CISO reports to the board of directors, the audit committee, and senior management on cybersecurity threats.

## ITEM 2.        PROPERTIES

Our headquarters is located in Southfield, Michigan, in an office building we purchased in 1993, which includes approximately 136,000 square feet of space. To take advantage of the national talent pool and to maximize team member satisfaction, we utilize a "remote first" strategy. While remote work has become the primary experience for most of our team members, some team members, due to the nature of their responsibilities, continue to work primarily on site at our headquarters. Additionally, we have various on-site meetings, events, and team building activities for which in-person attendance is encouraged. Therefore, we continue to have a need for office space.

**ITEM 3.          LEGAL PROCEEDINGS**

In the normal course of business and as a result of the consumer-oriented nature of the industry in which we operate, we and other industry participants are frequently subject to various consumer claims, litigation, and regulatory investigations seeking damages, fines, and statutory penalties. The claims allege, among other theories of liability, violations of state, federal, and foreign truth-in-lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance, and other consumer-oriented laws and regulations, including claims seeking damages for alleged physical and mental harm relating to the repossession and sale of consumers' vehicles and other debt collection activities. As the assignee of Consumer Loans originated by Dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealers. We may also have disputes and litigation with Dealers. The claims may allege, among other theories of liability, that we breached the Dealer servicing agreement. We may also have disputes and litigation with vendors and other third parties. The claims may allege, among other theories of liability, that we breached a license agreement or contract. The damages, fines, and penalties that may be claimed by consumers, regulatory agencies, Dealers, vendors, or other third parties in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory, and punitive damages and injunctive relief, and plaintiffs may seek treatment as purported class actions or they may file individual arbitration demands for which arbitration providers may request separate filing fees. An adverse ultimate disposition in any action to which we are a party or otherwise subject, or the requirement to pay filing fees for a large number of individual arbitration demands, could have a material adverse impact on our financial position, liquidity, and results of operations.

For a description of significant litigation to which we are a party, see Note 15 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

**ITEM 4.          MINE SAFETY DISCLOSURES**

Not applicable.

### ITEM 5.    MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Market Information**

Our common stock is traded on The Nasdaq Global Select Market® under the symbol "CACC."

**Holders**

As of February 4, 2025, we had approximately 50 shareholders of record of our common stock.

**Stock Performance Graph**

The following graph compares the percentage change in the cumulative total shareholder return on our common stock during the five-year period ended December 31, 2024 with the cumulative total return on the NASDAQ Composite Index and a peer group index based upon approximately 100 companies included in the Dow Jones U.S. Financial Services Index. The comparison assumes that $100 was invested on December 31, 2019 in our common stock and in the foregoing indices and assumes the reinvestment of dividends.



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG CREDIT ACCEPTANCE CORPORATION.,
NASDAQ COMPOSITE INDEX AND DOW JONES U.S. FINANCIAL SERVICES INDEX

Source: Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2025.
Index Data: Copyright Nasdaq, Inc. Used with permission. All rights reserved.
Index Data: Copyright S&P Dow Jones Indices LLC. Used with permission. All rights reserved.

**Stock Repurchases**

The following table summarizes our stock repurchases for the three months ended December 31, 2024:

**ISSUER PURCHASES OF EQUITY SECURITIES**

| Period | Total Number of Shares Purchased | Average Price Paid per Share (1) | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2) | Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2) |
|---|---|---|---|---|
| October 1 through October 31, 2024 | 1,945 (3) | $ 465.22 | — | 1,346,570 |
| November 1 through November 30, 2024 | 178 (3) | 463.76 | — | 1,346,570 |
| December 1 through December 31, 2024 | 123,771 (4) | 485.88 | 101,479 | 1,245,091 |
| | 125,894 | $ 485.53 | 101,479 | |

(1) Average price paid per share excludes excise tax. As of January 1, 2023, our share repurchases in excess of issuances are subject to a 1% excise tax enacted by the Inflation Reduction Act of 2022. Any excise tax incurred is recognized as part of the cost basis of the shares acquired in the consolidated statements of shareholders' equity.

(2) On August 21, 2023, our board of directors authorized the repurchase by us from time to time of up to two million shares of our common stock (the "August 2023 Authorization"). The August 2023 Authorization, which was announced on August 24, 2023, does not have a specified expiration date. Repurchases under the August 2023 Authorization may be made in the open market, through privately negotiated transactions, through block trades, pursuant to trading plans adopted in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934 or otherwise.

(3) Consists of shares of common stock released to us by team members as payment of tax withholdings upon the settlement of restricted stock units in common stock and the vesting of restricted stock units.

(4) Amount includes 22,292 shares of common stock released to us by team members as payment of tax withholdings upon the settlement of restricted stock units in common stock.

**ITEM 6.** **[RESERVED]**

**ITEM 7.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

**Overview**

We make vehicle ownership possible by providing innovative financing solutions that enable automobile dealers to sell vehicles to consumers, regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our financing programs, but who actually end up qualifying for traditional financing.

For the year ended December 31, 2024, consolidated net income was $247.9 million, or $19.88 per diluted share, compared to $286.1 million, or $21.99 per diluted share, for the same period in 2023. The decrease in consolidated net income was primarily due to increases in interest expense and provision for credit losses, partially offset by an increase in finance charges. Our results for the year ended December 31, 2024 included:

- *A larger decline in forecasted collection rates*
  The decline in forecasted collection rates decreased forecasted net cash flows from our Loan portfolio by $314.0 million, or 3.1%, compared to a decrease in forecasted collection rates during 2023 that decreased forecasted net cash flows from our Loan portfolio by $206.3 million, or 2.3%. The $314.0 million decrease in forecasted net cash flows during 2024 was composed of an ordinary decrease in forecasted net cash flows of $166.8 million, or 1.7%, and an adjustment applied to our forecasting methodology during the second quarter of 2024, which upon implementation, reduced forecasted net cash flows by $147.2 million, or 1.4%. The $206.3 million decrease in forecasted net cash flows during 2023 was composed of an ordinary decrease in forecasted net cash flows of $161.8 million, or 1.8%, and an adjustment to our forecasting methodology, which upon implementation, reduced forecasted net cash flows by $44.5 million, or 0.5%.

- *A decrease in forecasted profitability for Consumer Loans assigned in 2021 through 2024*
  Forecasted profitability was lower than our estimates at December 31, 2023, due to both a decline in forecasted collection rates and slower forecasted net cash flow timing since 2023. The slower forecasted net cash flow timing was primarily a result of a decrease in Consumer Loan prepayments, which remain below historical averages.

- *Growth in Consumer Loan assignment volume and the average balance of our Loan portfolio*
  Unit and dollar volumes grew 16.1% and 11.3%, respectively, as compared to 2023. The average balance of our Loan portfolio, which is our largest-ever, increased 13.6% as compared to 2023.

- *An increase in the initial spread on Consumer Loan assignments*
  The initial spread increased to 22.1% compared to 21.3% on Consumer Loans assigned in 2023.

- *An increase in our average cost of debt*
  Our average cost of debt increased from 5.5% to 7.2%, primarily as a result of higher interest rates on recently completed or extended secured financings and recently issued senior notes and the repayment of older secured financings and senior notes with lower interest rates.

- *A decrease in common shares outstanding due to stock repurchases*
  We repurchased approximately 590,000 shares, or 4.7% of the shares outstanding at the beginning of the year.

- *Loss on sale of building*
  We recognized a $23.7 million loss during the second quarter of 2024 related to the sale of one of our two office buildings. The building was sold to reduce excess office space and eliminate the associated annual operating costs of approximately $2.1 million.

For the year ended December 31, 2023, consolidated net income was $286.1 million, or $21.99 per diluted share, compared to $535.8 million, or $39.32 per diluted share, for the same period in 2022. The decrease in consolidated net income was primarily due to increases in provision for credit losses and interest expense. Our results for the year ended December 31, 2023 included:

- *A larger decline in forecasted collection rates*
  The decline in forecasted collection rates decreased forecasted net cash flows from our Loan portfolio by $206.3 million, or 2.3%, compared to a decrease in forecasted collection rates during 2022 that decreased forecasted net cash flows from our Loan portfolio by $59.7 million, or 0.7%.

- *A decrease in forecasted profitability for Consumer Loans assigned in 2020 through 2022*
  Forecasted profitability was lower than our estimates at December 31, 2022, due to a decline in forecasted collection rates during 2023 and slower forecasted net cash flow timing during 2023, primarily as a result of a decrease in Consumer Loan prepayments to below-average levels.

- *Growth in Consumer Loan assignment volume and the average balance of our Loan portfolio*
  Unit and dollar volumes grew 18.6% and 14.4%, respectively, as compared to 2022. The average balance of our Loan portfolio increased 5.0% as compared to 2022.

- *An increase in the initial spread on Consumer Loan assignments*
  The initial spread increased to 21.3% compared to 20.1% on Consumer Loans assigned in 2022.

- *An increase in our average cost of debt*
  Our average cost of debt increased from 3.6% to 5.5%, primarily as a result of higher interest rates on recently completed or extended secured financings and the repayment of older secured financings with lower interest rates.

- *A decrease in common shares outstanding due to stock repurchases*
  We repurchased 0.4 million shares, or 2.8% of the shares outstanding at the beginning of the year.

**Critical Success Factors**

Critical success factors include our ability to accurately forecast Consumer Loan performance, access capital on acceptable terms, and maintain or grow Consumer Loan volume at the level and on the terms that we anticipate, with the objective to maximize economic profit over the long term. Economic profit is a non-GAAP financial measure we use to evaluate our financial results and determine profit-sharing for team members. We also use economic profit as a framework to evaluate business decisions and strategies. Economic profit measures how efficiently we utilize our total capital, both debt and equity, and is a function of the return on capital in excess of the cost of capital and the amount of capital invested in the business.

**Consumer Loan Metrics**

At the time a Consumer Loan is submitted to us for assignment, we forecast future expected cash flows from the Consumer Loan. Based on the amount and timing of these forecasts and expected expense levels, an advance or one-time purchase payment is made to the related Dealer at a price designed to maximize economic profit.

We use a statistical model to estimate the expected collection rate for each Consumer Loan at the time of assignment. We continue to evaluate the expected collection rate for each Consumer Loan subsequent to assignment. Our evaluation becomes more accurate as the Consumer Loans age, as we use actual performance data in our forecast. By comparing our current expected collection rate for each Consumer Loan with the rate we projected at the time of assignment, we are able to assess the accuracy of our initial forecast. The following table compares our aggregated forecast of Consumer Loan collection rates as of December 31, 2024, with the aggregated forecasts as of December 31, 2023, as of December 31, 2022, and at the time of assignment, segmented by year of assignment:

| Consumer Loan Assignment Year | Forecasted Collection Percentage as of (1) | | | | Current Forecast Variance from | | |
|---|---|---|---|---|---|---|---|
| | December 31, 2024 | December 31, 2023 | December 31, 2022 | Initial Forecast | December 31, 2023 | December 31, 2022 | Initial Forecast |
| 2015 | 65.3% | 65.2 % | 65.2 % | 67.7% | 0.1% | 0.1% | -2.4% |
| 2016 | 63.9% | 63.8 % | 63.8 % | 65.4% | 0.1% | 0.1% | -1.5% |
| 2017 | 64.7% | 64.7 % | 64.7 % | 64.0% | 0.0% | 0.0% | 0.7% |
| 2018 | 65.5% | 65.5 % | 65.2 % | 63.6% | 0.0% | 0.3% | 1.9% |
| 2019 | 67.2% | 66.9 % | 66.6 % | 64.0% | 0.3% | 0.6% | 3.2% |
| 2020 | 67.7% | 67.6 % | 67.8 % | 63.4% | 0.1% | -0.1% | 4.3% |
| 2021 | 63.8% | 64.5 % | 66.2 % | 66.3% | -0.7% | -2.4% | -2.5% |
| 2022 | 60.2% | 62.7 % | 66.3 % | 67.5% | -2.5% | -6.1% | -7.3% |
| 2023 | 64.3% | 67.4 % | — | 67.5% | -3.1% | — | -3.2% |
| 2024 | 66.5% | — | — | 67.2% | — | — | -0.7% |

(1)   Represents the total forecasted collections we expect to collect on the Consumer Loans as a percentage of the repayments that we were contractually owed on the Consumer Loans at the time of assignment. Contractual repayments include both principal and interest. Forecasted collection rates are negatively impacted by canceled Consumer Loans as the contractual amount owed is not removed from the denominator for purposes of computing forecasted collection rates.

Consumer Loans assigned in 2018 through 2020 have yielded forecasted collection results significantly better than our initial estimates, while Consumer Loans assigned in 2015, 2016, and 2021 through 2023 have yielded forecasted collection results significantly worse than our initial estimates. For all other assignment years presented, actual results have been close to our initial estimates.

For the year ended December 31, 2024, forecasted collection rates improved for Consumer Loans assigned in 2019, declined for Consumer Loans assigned in 2021 through 2024, and were generally consistent with expectations at the start of the period for all other assignment years presented.

For the year ended December 31, 2023, forecasted collection rates improved for Consumer Loans assigned in 2018 and 2019, declined for Consumer Loans assigned in 2020 through 2022, and were generally consistent with expectations at the start of the period for all other assignment years presented.

The changes in forecasted collection rates impacted forecasted net cash flows (forecasted collections less forecasted Dealer Holdback payments) as follows:

| (In millions) | For the Years Ended December 31, | | |
|---|---|---|---|
| Decrease in Forecasted Net Cash Flows | 2024 | 2023 | 2022 |
| Dealer Loans | $ (204.6) | $ (125.3) | $ (41.6) |
| Purchased Loans | (109.4) | (81.0) | (18.1) |
| Total | $ (314.0) | $ (206.3) | $ (59.7) |
| % change from forecast at beginning of period | -3.1% | -2.3% | -0.7% |

During the second quarter of 2024, we applied an adjustment to our methodology for forecasting the amount of future net cash flows from our Loan portfolio, which reduced the forecasted collection rates for Consumer Loans assigned in 2022 through 2024. Consumer Loans assigned in 2022 had continued to underperform our expectations for several quarters. Consumer Loans assigned in 2023 had also begun exhibiting similar trends of underperformance, although not as severe as Consumer Loans assigned in 2022. During the second quarter of 2024, we determined that we had sufficient Consumer Loan performance experience to estimate the magnitude by which we expected Consumer Loans assigned in 2022 through 2024 would likely underperform our historical collection rates on Consumer Loans with similar characteristics. Accordingly, we applied an adjustment to Consumer Loans assigned in 2022 through 2024 to reduce forecasted collection rates to what we believed the ultimate collection rates would be based on these trends. Changes in the amount and timing of forecasted net cash flows are recognized in the period of change as a provision for credit losses. The implementation of this forecast adjustment during the second quarter of 2024 reduced forecasted net cash flows by $147.2 million, or 1.4%, and increased provision for credit losses by $127.5 million.

During the second quarter of 2023, we adjusted our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent Consumer Loan performance and Consumer Loan prepayment data. We had experienced a decrease in Consumer Loan prepayments to below-average levels and, as a result, slowed our forecasted net cash flow timing. Historically, Consumer Loan prepayments have been lower in periods with less availability of consumer credit. Changes in the amount and timing of forecasted net cash flows are recognized in the period of change as a provision for credit losses. The implementation of the adjustment to our forecasting methodology during the second quarter of 2023 reduced forecasted net cash flows by $44.5 million, or 0.5%, and increased provision for credit losses by $71.3 million.

We have experienced increased levels of uncertainty associated with our estimate of the amount and timing of future net cash flows from our Loan portfolio since the beginning of 2020, with realized collections underperforming our expectations during the early stages of the COVID-19 pandemic, outperforming our expectations following the distribution of federal stimulus payments and enhanced unemployment benefits, and underperforming our expectations during the current economic environment. The quarterly changes to our forecast of future net cash flows from our Loan portfolio for the period from January 1, 2020 through December 31, 2024 are shown in the following table:

| (Dollars in millions) | Increase (Decrease) in Forecasted Net Cash Flows | |
| --- | --- | --- |
| **Three Months Ended** | **Total Loans** | **% Change from Forecast at Beginning of Period** |
| March 31, 2020 | $ (206.5) | -2.3% |
| June 30, 2020 | 24.4 | 0.3% |
| September 30, 2020 | 138.5 | 1.5% |
| December 31, 2020 | (2.7) | 0.0% |
| March 31, 2021 | 107.4 | 1.1% |
| June 30, 2021 | 104.5 | 1.1% |
| September 30, 2021 | 82.3 | 0.9% |
| December 31, 2021 | 31.9 | 0.3% |
| March 31, 2022 | 110.2 | 1.2% |
| June 30, 2022 | (43.4) | -0.5% |
| September 30, 2022 | (85.4) | -0.9% |
| December 31, 2022 | (41.1) | -0.5% |
| March 31, 2023 | 9.4 | 0.1% |
| June 30, 2023 | (89.3) | -0.9% |
| September 30, 2023 | (69.4) | -0.7% |
| December 31, 2023 | (57.0) | -0.6% |
| March 31, 2024 | (30.8) | -0.3% |
| June 30, 2024 | (189.3) | -1.7% |
| September 30, 2024 | (62.8) | -0.6% |
| December 31, 2024 | (31.1) | -0.3% |

The following table presents information on Consumer Loan assignments for each of the last 10 years:

| Consumer Loan Assignment Year | Average | | | Total Assignment Volume | |
|---|---|---|---|---|---|
| | Consumer Loan (1) | Advance (2) | Initial Loan Term (in months) | Unit Volume | Dollar Volume (2) (in millions) |
| 2015 | $ 16,354 | $ 7,272 | 50 | 298,288 | $ 2,167.0 |
| 2016 | 18,218 | 7,976 | 53 | 330,710 | 2,635.5 |
| 2017 | 20,230 | 8,746 | 55 | 328,507 | 2,873.1 |
| 2018 | 22,158 | 9,635 | 57 | 373,329 | 3,595.8 |
| 2019 | 23,139 | 10,174 | 57 | 369,805 | 3,772.2 |
| 2020 | 24,262 | 10,656 | 59 | 341,967 | 3,641.2 |
| 2021 | 25,632 | 11,790 | 59 | 268,730 | 3,167.8 |
| 2022 | 27,242 | 12,924 | 60 | 280,467 | 3,625.3 |
| 2023 | 27,025 | 12,475 | 61 | 332,499 | 4,147.8 |
| 2024 | 26,497 | 11,961 | 61 | 386,126 | 4,618.4 |

(1)   Represents the repayments that we were contractually owed on Consumer Loans at the time of assignment, which include both principal and interest.
(2)   Represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program.  Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

The profitability of our loans is primarily driven by the amount and timing of the net cash flows we receive from the spread between the forecasted collection rate and the advance rate, less operating expenses and the cost of capital. Forecasting collection rates accurately at Loan inception is difficult. With this in mind, we establish advance rates that are intended to allow us to achieve acceptable levels of profitability across our portfolio, even if collection rates are less than we initially forecast.

The following table presents aggregate forecasted Consumer Loan collection rates, advance rates, and spreads (the forecasted collection rate less the advance rate), and the percentage of the forecasted collections that had been realized as of December 31, 2024, as well as forecasted collection rates and spreads at the time of assignment. All amounts, unless otherwise noted, are presented as a percentage of the initial balance of the Consumer Loan (principal + interest). The table includes both Dealer Loans and Purchased Loans.

| Consumer Loan Assignment Year | Forecasted Collection % as of | | | Spread % as of | | |
|---|---|---|---|---|---|---|
| | December 31, 2024 | Initial Forecast | Advance % (1) | December 31, 2024 | Initial Forecast | % of Forecast Realized (2) |
| 2015 | 65.3 % | 67.7 % | 44.5 % | 20.8 % | 23.2 % | 99.7 % |
| 2016 | 63.9 % | 65.4 % | 43.8 % | 20.1 % | 21.6 % | 99.5 % |
| 2017 | 64.7 % | 64.0 % | 43.2 % | 21.5 % | 20.8 % | 99.2 % |
| 2018 | 65.5 % | 63.6 % | 43.5 % | 22.0 % | 20.1 % | 98.6 % |
| 2019 | 67.2 % | 64.0 % | 44.0 % | 23.2 % | 20.0 % | 96.9 % |
| 2020 | 67.7 % | 63.4 % | 43.9 % | 23.8 % | 19.5 % | 92.4 % |
| 2021 | 63.8 % | 66.3 % | 46.0 % | 17.8 % | 20.3 % | 83.6 % |
| 2022 | 60.2 % | 67.5 % | 47.4 % | 12.8 % | 20.1 % | 66.0 % |
| 2023 | 64.3 % | 67.5 % | 46.2 % | 18.1 % | 21.3 % | 43.1 % |
| 2024 | 66.5 % | 67.2 % | 45.1 % | 21.4 % | 22.1 % | 15.1 % |

(1)   Represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program as a percentage of the initial balance of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.
(2)   Presented as a percentage of total forecasted collections.

The risk of a material change in our forecasted collection rate declines as the Consumer Loans age. For 2020 and prior Consumer Loan assignments, the risk of a material forecast variance is modest, as we have currently realized in excess of 90% of the expected collections. Conversely, the forecasted collection rates for more recent Consumer Loan assignments are less certain as a significant portion of our forecast has not been realized.

The spread between the forecasted collection rate as of December 31, 2024 and the advance rate ranges from 12.8% to 23.8% for Consumer Loans assigned over the last 10 years. The spreads with respect to 2019 and 2020 Consumer Loans have been positively impacted by Consumer Loan performance, which has exceeded our initial estimates by a greater margin than the other years presented. The spread with respect to 2022 Consumer Loans has been negatively impacted by Consumer Loan performance, which has been lower than our initial estimates by a greater margin than the other years presented. The higher spread for 2024 Consumer Loans relative to 2023 Consumer Loans as of December 31, 2024 was primarily a result of Consumer Loan performance, as the performance of 2023 Consumer Loans has been lower than our initial estimates by a greater margin than 2024 Consumer Loans. Additionally, 2024 Consumer Loans had a higher initial spread, which was primarily due to a decrease in the advance rate.

The following table compares our forecast of aggregate Consumer Loan collection rates as of December 31, 2024 with the forecasts at the time of assignment, for Dealer Loans and Purchased Loans separately:

| | Dealer Loans | | | Purchased Loans | | |
| | Forecasted Collection Percentage as of (1) | | | Forecasted Collection Percentage as of (1) | | |
| Consumer Loan Assignment Year | December 31, 2024 | Initial Forecast | Variance | December 31, 2024 | Initial Forecast | Variance |
|---|---|---|---|---|---|---|
| 2015 | 64.6% | 67.5 % | -2.9% | 69.0 % | 68.5 % | 0.5% |
| 2016 | 63.1% | 65.1 % | -2.0% | 66.1 % | 66.5 % | -0.4% |
| 2017 | 64.1% | 63.8 % | 0.3% | 66.3 % | 64.6 % | 1.7% |
| 2018 | 64.9% | 63.6 % | 1.3% | 66.8 % | 63.5 % | 3.3% |
| 2019 | 66.8% | 63.9 % | 2.9% | 67.9 % | 64.2 % | 3.7% |
| 2020 | 67.5% | 63.3 % | 4.2% | 67.9 % | 63.6 % | 4.3% |
| 2021 | 63.5% | 66.3 % | -2.8% | 64.3 % | 66.3 % | -2.0% |
| 2022 | 59.5% | 67.3 % | -7.8% | 62.1 % | 68.0 % | -5.9% |
| 2023 | 63.1% | 66.8 % | -3.7% | 67.7 % | 69.4 % | -1.7% |
| 2024 | 65.4% | 66.3 % | -0.9% | 70.7 % | 70.7 % | 0.0% |

(1)  The forecasted collection rates presented for Dealer Loans and Purchased Loans reflect the Consumer Loan classification at the time of assignment. The forecasted collection rates represent the total forecasted collections we expect to collect on the Consumer Loans as a percentage of the repayments that we were contractually owed on the Consumer Loans at the time of assignment.  Contractual repayments include both principal and interest.  Forecasted collection rates are negatively impacted by canceled Consumer Loans as the contractual amount owed is not removed from the denominator for purposes of computing forecasted collection rates.

The following table presents aggregate forecasted Consumer Loan collection rates, advance rates, and spreads (the forecasted collection rate less the advance rate) as of December 31, 2024 for Dealer Loans and Purchased Loans separately. All amounts are presented as a percentage of the initial balance of the Consumer Loan (principal + interest).

| | Dealer Loans | | | Purchased Loans | | |
|---|---|---|---|---|---|---|
| Consumer Loan Assignment Year | Forecasted Collection % (1) | Advance % (1)(2) | Spread % | Forecasted Collection % (1) | Advance % (1)(2) | Spread % |
| 2015 | 64.6 % | 43.4 % | 21.2 % | 69.0 % | 50.2 % | 18.8 % |
| 2016 | 63.1 % | 42.1 % | 21.0 % | 66.1 % | 48.6 % | 17.5 % |
| 2017 | 64.1 % | 42.1 % | 22.0 % | 66.3 % | 45.8 % | 20.5 % |
| 2018 | 64.9 % | 42.7 % | 22.2 % | 66.8 % | 45.2 % | 21.6 % |
| 2019 | 66.8 % | 43.1 % | 23.7 % | 67.9 % | 45.6 % | 22.3 % |
| 2020 | 67.5 % | 43.0 % | 24.5 % | 67.9 % | 45.5 % | 22.4 % |
| 2021 | 63.5 % | 45.1 % | 18.4 % | 64.3 % | 47.7 % | 16.6 % |
| 2022 | 59.5 % | 46.4 % | 13.1 % | 62.1 % | 50.1 % | 12.0 % |
| 2023 | 63.1 % | 44.8 % | 18.3 % | 67.7 % | 49.8 % | 17.9 % |
| 2024 | 65.4 % | 44.1 % | 21.3 % | 70.7 % | 48.9 % | 21.8 % |

(1) The forecasted collection rates and advance rates presented for Dealer Loans and Purchased Loans reflect the Consumer Loan classification at the time of assignment.

(2) Represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program as a percentage of the initial balance of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

Although the advance rate on Purchased Loans is higher as compared to the advance rate on Dealer Loans, Purchased Loans do not require us to pay Dealer Holdback.

The spread as of December 31, 2024 on 2024 Dealer Loans was 21.3%, as compared to a spread of 18.3% on 2023 Dealer Loans. The increase was primarily due to Consumer Loan performance, as the performance of 2023 Dealer Loans has been lower than our initial estimates by a greater margin than 2024 Dealer Loans.

The spread as of December 31, 2024 on 2024 Purchased Loans was 21.8%, as compared to a spread of 17.9% on 2023 Purchased Loans. The increase was primarily a result of a higher initial spread on 2024 Purchased Loans, due to a higher initial forecast and lower advance rate. Additionally, the performance of 2023 Purchased Loans has been lower than our initial estimates.

**Access to Capital**

Our strategy for accessing capital on acceptable terms needed to maintain and grow the business is to: (1) maintain consistent financial performance; (2) maintain modest financial leverage; and (3) maintain multiple funding sources. Our funded debt to equity ratio was 3.6 to 1 as of December 31, 2024. We currently utilize the following primary forms of debt financing: (1) our revolving secured line of credit facility; (2) Warehouse facilities; (3) Term ABS financings; and (4) senior notes.

## Consumer Loan Volume

The following table summarizes changes in Consumer Loan assignment volume in each of the last three years as compared to the same period in the previous year:

| | Year over Year Percent Change | |
|---|---|---|
| **For the Year Ended December 31,** | **Unit Volume** | **Dollar Volume (1)** |
| 2022 | 4.4% | 14.5% |
| 2023 | 18.6% | 14.4% |
| 2024 | 16.1% | 11.3% |

(1)   Represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program.  Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

Consumer Loan assignment volumes depend on a number of factors including (1) the overall demand for our financing programs, (2) the amount of capital available to fund new Loans, and (3) our assessment of the volume that our infrastructure can support. Our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints.

During 2024, unit and dollar volumes increased 16.1% and 11.3%, respectively, as the number of active Dealers increased 9.1% while average volume per active Dealer increased 6.4%. Dollar volume increased less than unit volume in 2024 due to a decrease in the average advance paid, due to decreases in the average advance rate and the average size of Consumer Loans assigned. Unit volume for 2024 was the highest unit volume in our history.

During 2023, unit and dollar volumes increased 18.6% and 14.4%, respectively, as the number of active Dealers increased 19.1% while average volume per active Dealer decreased 0.4%. Dollar volume increased less than unit volume in 2023 due to a decrease in the average advance paid, due to decreases in the average advance rate and the average size of Consumer Loans assigned.

The following table summarizes the changes in Consumer Loan unit volume and active Dealers:

| | For the Years Ended December 31, | | | For the Years Ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2024** | **2023** | **% Change** | **2023** | **2022** | **% Change** |
| Consumer Loan unit volume | 386,126 | 332,499 | 16.1% | 332,499 | 280,467 | 18.6% |
| Active Dealers (1) | 15,463 | 14,174 | 9.1% | 14,174 | 11,901 | 19.1% |
| Average volume per active Dealer | 25.0 | 23.5 | 6.4% | 23.5 | 23.6 | -0.4% |
| | | | | | | |
| Consumer Loan unit volume from Dealers active both periods | 339,361 | 304,779 | 11.3% | 282,008 | 259,999 | 8.5% |
| Dealers active both periods | 10,637 | 10,637 | — | 9,506 | 9,506 | — |
| Average volume per Dealer active both periods | 31.9 | 28.7 | 11.3% | 29.7 | 27.4 | 8.5% |
| | | | | | | |
| Consumer Loan unit volume from Dealers not active both periods | 46,765 | 27,720 | 68.7% | 50,491 | 20,468 | 146.7% |
| Dealers not active both periods | 4,826 | 3,537 | 36.4% | 4,668 | 2,395 | 94.9% |
| Average volume per Dealer not active both periods | 9.7 | 7.8 | 24.4% | 10.8 | 8.5 | 27.1% |

(1)   Active Dealers are Dealers who have received funding for at least one Consumer Loan during the period.

The following table provides additional information on the changes in Consumer Loan unit volume and active Dealers:

| | For the Years Ended December 31, | | | For the Years Ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2024** | **2023** | **% Change** | **2023** | **2022** | **% Change** |
| Consumer Loan unit volume from new active Dealers | 43,985 | 46,741 | -5.9% | 46,741 | 28,223 | 65.6% |
| New active Dealers (1) | 4,330 | 4,070 | 6.4% | 4,070 | 2,819 | 44.4% |
| Average volume per new active Dealer | 10.2 | 11.5 | -11.3% | 11.5 | 10.0 | 15.0% |
| Attrition (2) | -8.3% | -7.3% | | -7.3% | -6.9% | |

(1) New active Dealers are Dealers who enrolled in our program and have received funding for their first Loan from us during the period.
(2) Attrition is measured according to the following formula: decrease in Consumer Loan unit volume from Dealers who have received funding for at least one Loan during the comparable period of the prior year but did not receive funding for any Loans during the current period divided by prior year comparable period Consumer Loan unit volume.

Consumer Loans are assigned to us as either Dealer Loans through the Portfolio Program or Purchased Loans through the Purchase Program. The following table shows the percentage of Consumer Loans assigned to us under each of the programs for each of the last three years:

| | Unit Volume | | Dollar Volume (1) | |
|---|---|---|---|---|
| **For the Years Ended December 31,** | **Portfolio Program** | **Purchase Program** | **Portfolio Program** | **Purchase Program** |
| 2022 | 73.5 % | 26.5 % | 69.8 % | 30.2 % |
| 2023 | 74.0 % | 26.0 % | 70.7 % | 29.3 % |
| 2024 | 78.7 % | 21.3 % | 77.5 % | 22.5 % |

(1) Represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

As of December 31, 2024 and 2023, the net Dealer Loans receivable balance was 72.3% and 67.7%, respectively, of the total net Loans receivable balance.

## Results of Operations

The following is a discussion of our 2024 and 2023 results of operations and income statement data on a consolidated basis, including year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

The net Loan income (finance charge revenue less provision for credit losses expense) that we recognize over the life of a Loan equals the cash we collect from the underlying Consumer Loan less the cash we pay to the Dealer. We believe the economics of our business are best exhibited by recognizing net Loan income on a level-yield basis over the life of the Loan based on expected future net cash flows. Under the GAAP methodology we employ, which is known as the current expected credit loss model, or CECL, we are required to recognize:
- a significant provision for credit losses expense at the time of the Loan's assignment to us for contractual net cash flows we do not expect to realize; and
- finance charge revenue in subsequent periods that is significantly in excess of our expected yields.

Due to the GAAP treatment of contractual net cash flows we do not expect to realize at the time of loan assignment (i.e. significant expense at the time of loan assignment, which is offset by higher revenue in subsequent periods), we do not believe the GAAP methodology we employ provides sufficient transparency into the economics of our business, including our results of operations, financial condition, and financial leverage. For additional information, see Note 2 and Note 5 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

***Year Ended December 31, 2024 Compared to Year Ended December 31, 2023***

(Dollars in millions, except per share data)

| | For the Years Ended December 31, | | | |
|---|---|---|---|---|
| | **2024** | **2023** | **$ Change** | **% Change** |
| **Revenue:** | | | | |
|   Finance charges | $ 1,992.7 | $ 1,755.4 | $ 237.3 | 13.5 % |
|   Premiums earned | 96.1 | 79.6 | 16.5 | 20.7 % |
|   Other income | 73.6 | 66.9 | 6.7 | 10.0 % |
|     Total revenue | 2,162.4 | 1,901.9 | 260.5 | 13.7 % |
| **Costs and expenses:** | | | | |
|   Salaries and wages | 309.2 | 280.2 | 29.0 | 10.3 % |
|   General and administrative | 97.9 | 87.2 | 10.7 | 12.3 % |
|   Sales and marketing | 94.4 | 91.7 | 2.7 | 2.9 % |
|     Total operating expenses | 501.5 | 459.1 | 42.4 | 9.2 % |
| | | | | |
|   Provision for credit losses on forecast changes | 493.8 | 413.7 | 80.1 | 19.4 % |
|   Provision for credit losses on new Consumer Loan assignments | 320.9 | 322.5 | (1.6) | -0.5 % |
|     Total provision for credit losses | 814.7 | 736.2 | 78.5 | 10.7 % |
| | | | | |
|   Interest | 419.5 | 266.5 | 153.0 | 57.4 % |
|   Provision for claims | 73.5 | 70.7 | 2.8 | 4.0 % |
|   Loss on extinguishment of debt | — | 1.8 | (1.8) | -100.0 % |
|   Loss on sale of building | 23.7 | — | 23.7 | — % |
|     Total costs and expenses | 1,832.9 | 1,534.3 | 298.6 | 19.5 % |
| Income before provision for income taxes | 329.5 | 367.6 | (38.1) | -10.4 % |
|   Provision for income taxes | 81.6 | 81.5 | 0.1 | 0.1 % |
| Net income | $ 247.9 | $ 286.1 | $ (38.2) | -13.4 % |
| Net income per share: | | | | |
|   Basic | $ 20.12 | $ 22.09 | $ (1.97) | -8.9 % |
|   Diluted | $ 19.88 | $ 21.99 | $ (2.11) | -9.6 % |
| Weighted average shares outstanding: | | | | |
|   Basic | 12,323,261 | 12,953,424 | (630,163) | -4.9 % |
|   Diluted | 12,469,283 | 13,010,735 | (541,452) | -4.2 % |

*Finance Charges.* The increase of $237.3 million, or 13.5%, was primarily due to an increase in the average net Loans receivable balance, as follows:

(Dollars in millions)

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **Change** |
| Average net Loans receivable balance | $ 7,530.7 | $ 6,627.8 | $ 902.9 |
| Average yield on our Loan portfolio | 26.5% | 26.5% | —% |

The following table summarizes the impact each component had on the overall increase in finance charges for the year ended December 31, 2024:

| (In millions) Impact on finance charges: | For the Year Ended December 31, 2024 |
|---|---|
| Due to an increase in the average net Loans receivable balance | $ 239.1 |
| Due to a decrease in the average yield | (1.8) |
| Total increase in finance charges | $ 237.3 |

The increase in the average net Loans receivable balance was primarily due to the dollar volume of new Consumer Loan assignments exceeding the principal collected on Loans receivable.

*Premiums Earned.* The increase of $16.5 million, or 20.7%, was primarily due to growth in the size of our reinsurance portfolio, which resulted from growth in new Consumer Loan assignments and an increase in the average premium written per reinsured vehicle service contract in recent periods.

*Operating Expenses.* The increase of $42.4 million, or 9.2%, was primarily due to:
- An increase in salaries and wages expense of $29.0 million, or 10.3%, primarily due to increases in (i) the number of team members as we are investing in our business with the goal of increasing the speed at which we enhance our product for Dealers and consumers, (ii) fringe benefits, primarily due to higher medical claims, and (iii) stock-based compensation expense, primarily due to equity awards granted to our executive officers and senior leaders.
- An increase in general and administrative expense of $10.7 million, or 12.3%, primarily due to increases in legal and technology systems expenses.

*Provision for Credit Losses.* The increase of $78.5 million, or 10.7%, was primarily due to an increase in provision for credit losses on forecast changes.

We recognize provision for credit losses on new Consumer Loan assignments for contractual net cash flows that are not expected to be realized at the time of assignment. We also recognize provision for credit losses on forecast changes in the amount and timing of expected future net cash flows subsequent to assignment. The following table summarizes the provision for credit losses for each of these components:

| (In millions) | For the Years Ended December 31, | | |
|---|---|---|---|
| Provision for Credit Losses | 2024 | 2023 | Change |
| Forecast changes | $ 493.8 | $ 413.7 | $ 80.1 |
| New Consumer Loan assignments | 320.9 | 322.5 | (1.6) |
| Total | $ 814.7 | $ 736.2 | $ 78.5 |

The increase in provision for credit losses related to forecast changes was due to a greater decline in Consumer Loan performance during 2024 compared to 2023 and slower net cash flow timing during 2024 compared to 2023.

During 2024, we decreased our estimate of future net cash flows by $314.0 million, or 3.1%, to reflect a decline in forecasted collection rates during the period and slowed our forecasted net cash flow timing to reflect a decrease in Consumer Loan prepayments, which remain below historical averages. Historically, Consumer Loan prepayments have been lower in periods with less availability of consumer credit. The $314.0 million decrease in forecasted net cash flows for the year ended December 31, 2024 was composed of an ordinary decrease in forecasted net cash flows of $166.8 million, or 1.7%, and an adjustment applied to our forecasting methodology during the second quarter of 2024, which upon implementation, reduced forecasted net cash flows by $147.2 million, or 1.4%, and increased our provision for credit losses by $127.5 million. Consumer Loans assigned in 2022 had continued to underperform our expectations for several quarters. Consumer Loans assigned in 2023 had also begun exhibiting similar trends of underperformance, although not as severe as Consumer Loans assigned in 2022. During the second quarter of 2024, we determined that we had sufficient Consumer Loan performance experience to estimate the magnitude by which we expected Consumer Loans assigned in 2022 through 2024 would likely underperform our historical collection rates on Consumer Loans with similar characteristics. Accordingly, we applied an adjustment to Consumer Loans assigned in 2022 through 2024 to reduce forecasted collection rates to what we believed the ultimate collection rates would be based on these trends.

During 2023, we decreased our estimate of future net cash flows by $206.3 million, or 2.3%, to reflect a decline in Consumer Loan prepayments to below-average levels. The $206.3 million decrease in forecasted net cash flows during 2023 was composed of an ordinary decrease in forecasted net cash flows of $161.8 million, or 1.8%, and an adjustment to our forecasting methodology during the second quarter of 2023, which, upon implementation, decreased our estimate of future net cash flows by $44.5 million, or 0.5%, and increased our provision for credit losses by $71.3 million. We adjusted our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent Consumer Loan performance and Consumer Loan prepayment data.

For additional information, see Note 5 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

The decrease in provision for credit losses related to new Consumer Loan assignments was due to a 14.3% decrease in the average provision per new Consumer Loan assignment, partially offset by a 16.1% increase in Consumer Loan assignment unit volume. The decrease in average provision per new Consumer Loan assignment was primarily due to a decrease in the average advance rate for 2024 Consumer Loans and a lower percentage of Purchased Loans in the mix of Consumer Loan assignments received during 2024.

*Interest.* The increase in interest expense of $153.0 million, or 57.4%, was due to:
- An increase in our average cost of debt, which increased interest expense by $93.7 million, primarily as a result of higher interest rates on recently completed or extended secured financings and recently issued senior notes and the repayment of older secured financings and senior notes with lower interest rates.
- An increase in our average outstanding debt balance, which increased interest expense by $59.3 million, primarily due to borrowings used to fund the growth of our Loan portfolio and stock repurchases.

The following table presents the change in interest expense, average outstanding debt balance, and average cost of debt for the year ended December 31, 2024 as compared to the year ended December 31, 2023:

| (Dollars in millions) | **For the Years Ended December 31,** | | |
|---|---|---|---|
| | **2024** | **2023** | **Change** |
| Interest expense | $ 419.5 | $ 266.5 | $ 153.0 |
| Average outstanding debt balance | 5,849.7 | 4,785.7 | 1,064.0 |
| Average cost of debt | 7.2 % | 5.5 % | 1.7 % |

*Loss on Sale of Building.* For the year ended December 31, 2024, we recognized a loss on the sale of a building of $23.7 million. For additional information, see Note 6 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

*Provision for Income Taxes.* For the year ended December 31, 2024, the effective income tax rate increased to 24.8% from 22.2% for the year ended December 31, 2023. The increase was primarily due to:
- A decrease in the impact of excess tax benefits on our effective income tax rate, primarily due to the timing of long-term stock award grants.
- An increase in non-deductible executive compensation expense.
- An increase in the impact of state and local income taxes on our effective income tax rate, primarily due to an adjustment to an uncertain tax position estimate during the second quarter of 2024 and changes in state tax laws that were enacted during the second quarter of 2024.

For additional information, see Note 10 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

**Critical Accounting Estimates**

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we review our accounting policies, assumptions, estimates, and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP.

Our significant accounting policies are discussed in Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and involve a high degree of subjective or complex judgment, and the use of different estimates or assumptions could produce materially different financial results.

Finance Charge Revenue & Allowance for Credit Losses

*Nature of Estimates Required.* We estimate the amount and timing of future collections and Dealer Holdback payments. These estimates impact Loans receivable and allowance for credit losses on our balance sheet and finance charges and provision for credit losses on our income statement.

*Assumptions and Approaches Used.* On January 1, 2020, we adopted Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments, which is known as the current expected credit loss model, or CECL. For additional information regarding the adoption impact of CECL, see Note 2 and Note 5 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

We recognize finance charges under the interest method such that revenue is recognized on a level-yield basis over the life of the Loan. We calculate finance charges on a monthly basis by applying the effective interest rate of the Loan to the net carrying amount of the Loan (Loan receivable less the related allowance for credit losses). For Consumer Loans assigned on or subsequent to January 1, 2020, the effective interest rate is based on contractual future net cash flows. Consumer Loans assigned prior to January 1, 2020 are no longer material to our consolidated financial statements.

The outstanding balance of the allowance for credit losses of each Loan represents the amount required to reduce the net carrying amount of Loans (Loans receivable less allowance for credit losses) to the present value of expected future net cash flows discounted at the effective interest rate. Expected future net cash flows for Dealer Loans are comprised of expected future collections on the assigned Consumer Loans, less any expected future Dealer Holdback payments. Expected future net cash flows for Purchased Loans are comprised of expected future collections on the assigned Consumer Loans.

Expected future collections are forecasted for each individual Consumer Loan based on the historical performance of Consumer Loans with similar characteristics, adjusted for recent trends in payment patterns. Our forecast of expected future collections includes estimates for prepayments and post-contractual-term cash flows. Unless the consumer is no longer contractually obligated to pay us, we forecast future collections on each Consumer Loan for a 120 month period after the origination date. Expected future Dealer Holdback payments are forecasted for each individual Dealer based on the expected future collections and current advance balance of each Dealer Loan.

We monitor and evaluate Consumer Loan performance on a monthly basis by comparing our current forecasted collection rates to our initial expectations. We use a statistical model that considers a number of credit quality indicators to estimate the expected collection rate for each Consumer Loan at the time of assignment. The credit quality indicators considered in our model include attributes contained in the consumer's credit bureau report, data contained in the consumer's credit application, the structure of the proposed transaction, vehicle information, and other factors. We continue to evaluate the expected collection rate for each Consumer Loan subsequent to assignment primarily through the monitoring of consumer payment behavior. Our evaluation becomes more accurate as the Consumer Loans age, as we use actual performance data in our forecast. Since all known, significant credit quality indicators have already been factored into our forecasts and pricing, we are not able to use any specific credit quality indicators to predict or explain variances in actual performance from our initial expectations. Any variances in performance from our initial expectations are the result of Consumer Loans performing differently from historical Consumer Loans with similar characteristics. We periodically adjust our statistical pricing model for new trends that we identify through our evaluation of these forecasted collection rate variances.

During the second quarter of 2024, we applied an adjustment to our methodology for forecasting the amount of future net cash flows from our Loan portfolio, which reduced the forecasted collection rates for Consumer Loans assigned in 2022 through 2024. Consumer Loans assigned in 2022 had continued to underperform our expectations for several quarters. Consumer Loans assigned in 2023 had also begun exhibiting similar trends of underperformance, although not as severe as Consumer Loans assigned in 2022. During the second quarter of 2024, we determined that we had sufficient Consumer Loan performance experience to estimate the magnitude by which we expected Consumer Loans assigned in 2022 through 2024 would likely underperform our historical collection rates on Consumer Loans with similar characteristics. Accordingly, we applied an adjustment to Consumer Loans assigned in 2022 through 2024 to reduce forecasted collection rates to what we believed the ultimate collection rates would be based on these trends. Changes in the amount and timing of forecasted net cash flows are recognized in the period of change as a provision for credit losses. The implementation of this forecast adjustment during the second quarter of 2024 reduced forecasted net cash flows by $147.2 million, or 1.4%, and increased provision for credit losses by $127.5 million.

During the second quarter of 2023, we adjusted our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent Consumer Loan performance and Consumer Loan prepayment data. We had experienced a decrease in Consumer Loan prepayments to below-average levels and, as a result, slowed our forecasted net cash flow timing. The below-average levels of Consumer Loan prepayments continued through the fourth quarter of 2023. Historically, Consumer Loan prepayments have been lower in periods with less availability of consumer credit. Changes in the amount and timing of forecasted net cash flows are recognized in the period of change as a provision for credit losses. The implementation of the adjustment to our forecasting methodology during the second quarter of 2023 reduced forecasted net cash flows by $44.5 million, or 0.5%, and increased provision for credit losses by $71.3 million.

The COVID-19 pandemic created conditions that increased the level of uncertainty associated with our estimate of the amount and timing of future net cash flows from our Loan portfolio. During the first quarter of 2020, we applied a subjective adjustment to our forecasting model to reflect our best estimate of the future impact of the COVID-19 pandemic on future net cash flows ("COVID forecast adjustment"), which reduced our estimate of future net cash flows by $162.2 million. We continued to apply the COVID forecast adjustment through the end of 2021, as it continued to represent our best estimate. During the first quarter of 2022, we determined that we had sufficient Consumer Loan performance experience since the lapse of federal stimulus payments and enhanced unemployment benefits to refine our estimate of future net cash flows. Accordingly, during the first quarter of 2022, we removed the COVID forecast adjustment and enhanced our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent data and new forecast variables. Under CECL, changes in the amount and timing of forecasted net cash flows are recorded as a provision for credit losses in the period of change.

The removal of the COVID forecast adjustment and the implementation of the enhanced forecasting methodology during the first quarter of 2022 impacted forecasted net cash flows and provision for credit losses as follows:

| (In millions) | Increase / (Decrease) in | |
| --- | --- | --- |
| **Forecasting Methodology Changes** | **Forecasted Net Cash Flows** | **Provision for Credit Losses** |
| Removal of COVID forecast adjustment | $ 149.5 | $ (118.5) |
| Implementation of enhanced forecasting methodology | (53.8) | 47.9 |
| Total | $ 95.7 | $ (70.6) |

Our provision for credit losses for the year ended December 31, 2024, included:
- $320.9 million provision for credit losses on new Consumer Loan assignments, which reduced consolidated net income by $247.1 million, or $19.82 per diluted share; and
- $493.8 million provision for credit losses on forecast changes related to changes in the amount and timing of expected future net cash flows, which reduced consolidated net income by $380.2 million, or $30.49 per diluted share.

Our provision for credit losses for the year ended December 31, 2023, included:
- $322.5 million provision for credit losses on new Consumer Loan assignments, which reduced consolidated net income by $248.3 million, or $19.08 per diluted share; and
- $413.7 million provision for credit losses on forecast changes related to changes in the amount and timing of expected future net cash flows, which reduced consolidated net income by $318.5 million, or $24.48 per diluted share.

*Key Factors.* Variances in the amount and timing of future net cash flows from current estimates could materially impact earnings in future periods. A 1% decline in the forecasted future net cash flows on Loans as of December 31, 2024 would have reduced 2024 consolidated net income by approximately $59.7 million.

During periods of economic slowdown or recession, delinquencies, defaults, repossessions, and losses may increase on our Consumer Loans, and Consumer Loan prepayments may decline. These periods are also typically accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding Consumer Loans, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Additionally, inflation, higher gasoline prices, the deferral or resumption of student loan payments, increased focus on climate-related initiatives and regulation, declining stock market values, unstable real estate values, resets of adjustable rate mortgages to higher interest rates, increasing unemployment levels, general availability of consumer credit, or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values of automobiles. Because our business is focused on consumers who do not qualify for conventional automobile financing, the actual rates of delinquencies, defaults, repossessions, and losses on our Consumer Loans could be higher than those experienced in the general automobile finance industry and could be more dramatically affected by a general economic downturn.

Premiums Earned

*Nature of Estimates Required.* We estimate the pattern of future claims on vehicle service contracts. These estimates impact accounts payable and accrued liabilities on our balance sheet and premiums earned on our income statement.

*Assumptions and Approaches Used.* Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to the expected costs of servicing those contracts. Expected costs are determined based on our historical claims experience. In developing our cost expectations, we stratify our historical claims experience into groupings based on contractual term, as this characteristic has led to different patterns of cost incurrence in the past. We will continue to update our analysis of historical costs under the vehicle service contract program as appropriate, including the consideration of other characteristics that may have led to different patterns of cost incurrence, and revise our revenue recognition timing for any changes in the pattern of our expected costs as they are identified.

*Key Factors.* Variances in the pattern of future claims from our current estimates would impact the timing of premiums recognized in future periods. A 10% change in premiums earned for the year ended December 31, 2024 would have affected 2024 consolidated net income by approximately $7.4 million.

Contingencies

*Nature of Estimates Required.* We estimate the likelihood of adverse judgments against us and any resulting damages, fines, or statutory penalties owed. These estimates impact accounts payable and accrued liabilities on our balance sheet and are general and administrative expenses on our income statement.

*Assumptions and Approaches Used.* With assistance from our legal counsel, we determine if the likelihood of an adverse judgment for various claims, litigation, and regulatory investigations is remote, reasonably possible, or probable. To the extent we believe an adverse judgment is probable and the amount of the judgment is estimable, we recognize a liability. For information regarding current actions to which we are a party, see Note 15 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

*Key Factors.* Negative variances in the ultimate disposition of claims and litigation outstanding from current estimates could result in additional expense in future periods.

Uncertain Tax Positions

*Nature of Estimates Required.* We estimate the impact of an uncertain income tax position on the income tax return. These estimates impact income taxes receivable and accounts payable and accrued liabilities on our balance sheet and provision for income taxes on our income statement.

*Assumptions and Approaches Used.* We follow a two-step approach for recognizing uncertain tax positions. First, we evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, for positions that we determine are more-likely-than-not to be sustained, we recognize the tax benefit as the largest benefit that has a greater than 50% likelihood of being sustained. We establish a reserve for uncertain tax positions liability that is comprised of unrecognized tax benefits and related interest. We adjust this liability in the period in which an uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or more information becomes available.

*Key Factors.* To the extent we prevail in matters for which a liability has been established or are required to pay amounts in excess of our established liability, our effective income tax rate in future periods could be materially affected.

**Liquidity and Capital Resources**

We need capital to maintain and grow our business. Our primary sources of capital are cash flows from operating activities, collections of Consumer Loans, and borrowings under: (1) our revolving secured line of credit facility; (2) Warehouse facilities; (3) Term ABS financings; and (4) senior notes. There are various restrictive covenants to which we are subject under each financing arrangement, and we were in compliance with those covenants as of December 31, 2024. For information regarding these financings and the covenants included in the related documents, see Note 9 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

On February 16, 2024, we extended the $100.0 million Term ABS 2021-1 financing and extended the date on which the financing will cease to revolve from December 16, 2024 to February 17, 2026.

On February 27, 2024, we completed a $200.0 million Term ABS financing, which was used to repay outstanding indebtedness and for general corporate purposes. The financing has an expected average annualized cost of 7.8% (including upfront fees and other costs), and it will revolve for 36 months, after which it will amortize based upon the cash flows on the underlying Loans.

On March 28, 2024, we completed a $500.0 million Term ABS financing, which was used to repay outstanding indebtedness and for general corporate purposes. The financing has an expected average annualized cost of 6.4% (including upfront fees and other costs), and it will revolve for 24 months, after which it will amortize based upon the cash flows on the underlying Loans.

On June 17, 2024, we extended the maturity of our revolving secured line of credit facility from June 22, 2026 to June 22, 2027. The interest rate on borrowings under the facility has changed from the Bloomberg Short-Term Bank Yield Index rate plus 187.5 basis points to the Secured Overnight Financing Rate ("SOFR") plus 197.5 basis points.

On June 20, 2024, we completed a $550.0 million Term ABS financing, which was used to repay outstanding indebtedness and for general corporate purposes. The financing has an expected average annualized cost of 6.5% (including upfront fees and other costs), and it will revolve for 24 months, after which it will amortize based upon the cash flows on the underlying Loans.

On June 21, 2024, we increased the financing amount on the Term ABS 2022-2 financing from $200.0 million to $300.0 million and extended the date on which the financing will cease to revolve from December 15, 2025 to June 15, 2027.

On September 19, 2024, we increased the financing amount on Warehouse Facility II from $400.0 million to $500.0 million and extended the date on which the facility will cease to revolve from April 30, 2026 to September 20, 2027. The interest rate on borrowings under the facility has been decreased from SOFR plus 230 basis points to SOFR plus 185 basis points.

On September 19, 2024, we extended the date on which the $500.0 million Term ABS 2019-2 financing will cease to revolve from August 15, 2025 to September 15, 2026 and increased the interest rate under the financing from 5.15% to 5.43%.

On September 26, 2024, we completed a $600.0 million Term ABS financing, which was used to repay outstanding indebtedness and for general corporate purposes. The financing has an expected average annualized cost of 5.2% (including upfront fees and other costs), and it will revolve for 24 months, after which it will amortize based upon the cash flows on the underlying Loans.

On December 5, 2024, we increased the financing amount on Warehouse Facility V from $200.0 million to $250.0 million and extended the date on which the facility will cease to revolve from December 29, 2025 to December 29, 2027. The maturity of the facility was also extended from December 27, 2027 to December 27, 2029. The interest rate on borrowings under the facility has been decreased from SOFR plus 245 basis points to SOFR plus 185 basis points.

On December 20, 2024, we completed a $300.0 million Term ABS financing, which was used to repay outstanding indebtedness and for general corporate purposes. The financing has an expected average annualized cost of 6.3% (including upfront fees and other costs), and it will revolve for 36 months, after which it will amortize based upon the cash flows on the underlying Loans.

Cash and cash equivalents increased to $343.7 million as of December 31, 2024 from $13.2 million as of December 31, 2023. As of December 31, 2024 and December 31, 2023, we had $1,734.9 million and $1,505.8 million, respectively, in unused and available lines of credit. Our total balance sheet indebtedness increased to $6,352.9 million as of December 31, 2024 from $5,067.5 million as of December 31, 2023, primarily due to the growth in new Consumer Loan assignments and stock repurchases.

A summary as of December 31, 2024 of our material financial obligations requiring future repayments is as follows:

| (In millions) | Payments Due as of December 31, 2024 | | |
| --- | --- | --- | --- |
| | In less than 12 months | In 12 months or more | Total |
| Long-term debt, including current maturities (1) | $ 1,249.6 | $ 5,142.3 | $ 6,391.9 |
| Dealer Holdback (2) | 139.5 | 450.5 | 590.0 |
| Operating lease obligations (3) | 1.0 | 0.7 | 1.7 |
| Purchase obligations (4) | 2.4 | 14.8 | 17.2 |
| Total financial obligations | $ 1,392.5 | $ 5,608.3 | $ 7,000.8 |

(1) The amounts presented consist solely of principal and do not reflect deferred debt issuance costs of $37.7 million and unamortized debt discount of $1.3 million. We are also obligated to make interest payments at the applicable interest rates, as discussed in Note 9 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference. Based on the actual principal amounts outstanding under our revolving secured line of credit facility, our Warehouse facilities, our Term ABS financings, and our senior notes as of December 31, 2024, the forecasted principal amounts outstanding on all other debt, and the actual interest rates in effect as of December 31, 2024, interest is expected to be approximately $397.8 million during 2025; $271.8 million during 2026; and $180.9 million during 2027 and thereafter.
(2) We have contractual obligations to pay Dealer Holdback to Dealers. Payments of Dealer Holdback are contingent upon the receipt of consumer payments and the repayment of advances. The amounts presented represent our forecast as of December 31, 2024.
(3) A lease liability of $1.6 million is recognized within accounts payable and accrued liabilities in our consolidated balance sheet as of December 31, 2024.
(4) Purchase obligations consist primarily of contractual obligations related to our information system needs.

Based upon anticipated cash flows, management believes that cash flows from operations and our various financing alternatives will provide sufficient financing for debt maturities and for future operations. Our ability to borrow funds may be impacted by economic and financial market conditions. If the various financing alternatives were to become limited or unavailable to us, our operations and liquidity could be materially and adversely affected.

**Market Risk**

We are exposed primarily to market risks associated with movements in interest rates. Our policies and procedures prohibit the use of financial instruments for speculative purposes.

*Interest Rate Risk.* We rely on various sources of financing, some of which contain floating rates of interest and expose us to risks associated with increases in interest rates. Assuming that we maintain a level amount of floating rate debt, an increase in interest rates may result in higher interest expense for our floating rate debt facilities. From time to time, we may manage that risk through the use of derivatives such as interest rate caps.

As of December 31, 2024, we had $0.1 million of floating rate debt outstanding under our revolving secured lines of credit, without interest rate protection. For every 100-basis-point increase in interest rates on our revolving secured lines of credit, annual after-tax earnings would decrease by a negligible amount, assuming we maintain a level amount of floating rate debt.

As of December 31, 2024, we had interest rate cap agreements outstanding to manage the interest rate risk on Warehouse Facility V and Warehouse Facility VIII. However, as of December 31, 2024, there was no floating rate debt outstanding under these facilities.

As of December 31, 2024, we did not have a balance outstanding under Warehouse Facility II, Warehouse IV, and Warehouse Facility VI, which do not have interest rate protection.

As of December 31, 2024, we had $100.0 million in floating rate debt outstanding under Term ABS 2021-1, without interest rate protection. For every 100-basis-point increase in interest rates on Term ABS 2021-1, annual after-tax earnings would decrease by approximately $0.8 million, assuming we maintain a level amount of floating rate debt.

As of December 31, 2024, we had $300.0 million in floating rate debt outstanding under Term ABS 2022-2, without interest rate protection. For every 100-basis-point increase in interest rates on Term ABS 2022-2, annual after-tax earnings would decrease by approximately $2.3 million, assuming we maintain a level amount of floating rate debt.

**New Accounting Updates Not Yet Adopted**

See Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference, for information concerning the following new accounting updates and the impact of the implementation of these updates on our financial statements:

- Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative
- Improvements to Income Tax Disclosures
- Disaggregation of Income Statement Expenses

**Forward-Looking Statements**

We make forward-looking statements in this report and may make such statements in future filings with the SEC. We may also make forward-looking statements in our press releases or other public or shareholder communications. Our forward-looking statements are subject to risks and uncertainties and include information about our expectations and possible or assumed future results of operations. When we use any of the words "may," "will," "should," "believe," "expect," "anticipate," "assume," "forecast," "estimate," "intend," "plan," "target," or similar expressions, we are making forward-looking statements.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all of our forward-looking statements. These forward-looking statements represent our outlook only as of the date of this report. While we believe that our forward-looking statements are reasonable, actual results could differ materially since the statements are based on our current expectations, which are subject to risks and uncertainties. Factors that might cause such a difference include, but are not limited to, the factors set forth in Item 1A of this Form 10-K, which is incorporated herein by reference, and the risks and uncertainties discussed elsewhere in this Form 10-K and in our other reports filed or furnished from time to time with the SEC.

**ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

The information called for by Item 7A is incorporated herein by reference from the information in Item 7 under the caption "Market Risk" in this Form 10-K.

**ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Credit Acceptance Corporation

**Opinion on the financial statements**
We have audited the accompanying consolidated balance sheets of Credit Acceptance Corporation (a Michigan corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 12, 2025 expressed an unqualified opinion.

**Basis for opinion**
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical audit matter**
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Finance Charge Revenue and Allowance for Credit Losses*
As described further in Notes 2 and 5 to the consolidated financial statements, the Company recorded $1,992.7 million in finance charge revenue for the period ended December 31, 2024 and an allowance for credit losses of $3,438.8 million on loans receivable of $11,289.1 million for a net carrying amount of loan receivables of $7,850.3 million as of December 31, 2024.

Finance charge revenue is determined by applying the effective interest rate to the net carrying amount of the loan receivable. The effective interest rate is based on contractual future net cash flows. The allowance for credit losses is then estimated by discounting the expected future net cash flows at the same effective interest used in determining finance charge revenue. Expected future net cash flows are estimated using a statistical model that considers a number of credit quality indicators to derive the amount of those expected future net cash flows. We identified finance charge revenue and allowance for credit losses as a critical audit matter.

The principal considerations for our determination that finance charge revenue and allowance for credit losses is a critical audit matter are the high degree of estimation uncertainty in management's modeling of expected future net cash flows. Management's statistical model used to determine expected future net cash flows required complex auditor judgment to evaluate the reasonableness of the outcomes of the model and the involvement of those with specialized skill and knowledge.

Our audit procedures related to the finance charge revenue and allowance for credit losses included the following, among others:

- We tested the design and operating effectiveness of management's review control over model performance variances between actual and expected future net cash flows.

- We tested the design and operating effectiveness of management's review control over their statistical model used to determine expected future net cash flows which verifies the statistical model is operating as intended.

- For a sample of loans, we selected loan specific credit quality indicators used in the statistical model and agreed those credit quality indicators to source documents in order to recalculate the expected future net cash flows produced by the statistical model.

- We involved those with specialized skill and knowledge to assess the conceptual soundness of the statistical model's design and management's validation to accurately determine estimated future net cash flows.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2005.

Southfield, Michigan
February 12, 2025

# CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except per share data)

| | | As of December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| **ASSETS:** | | | | |
| Cash and cash equivalents | $ | 343.7 | $ | 13.2 |
| Restricted cash and cash equivalents | | 501.3 | | 457.7 |
| Restricted securities available for sale | | 106.4 | | 93.2 |
| | | | | |
| Loans receivable | | 11,289.1 | | 10,020.1 |
| Allowance for credit losses | | (3,438.8) | | (3,064.8) |
| Loans receivable, net | | 7,850.3 | | 6,955.3 |
| | | | | |
| Property and equipment, net | | 14.7 | | 46.5 |
| Income taxes receivable | | 4.2 | | 4.3 |
| Other assets | | 34.0 | | 40.0 |
| Total Assets | $ | 8,854.6 | $ | 7,610.2 |
| | | | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY:** | | | | |
| **Liabilities:** | | | | |
| Accounts payable and accrued liabilities | $ | 315.8 | $ | 318.8 |
| Revolving secured lines of credit | | 0.1 | | 79.2 |
| Secured financing | | 5,361.5 | | 3,990.9 |
| Senior notes | | 991.3 | | 989.0 |
| Mortgage note | | — | | 8.4 |
| Deferred income taxes, net | | 319.1 | | 389.2 |
| Income taxes payable | | 117.2 | | 81.0 |
| Total Liabilities | | 7,105.0 | | 5,856.5 |
| | | | | |
| **Commitments and Contingencies - See Note 15** | | | | |
| **Shareholders' Equity:** | | | | |
| Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued | | — | | — |
| Common stock, $.01 par value, 80,000,000 shares authorized, 12,048,151 and 12,522,397 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively | | 0.1 | | 0.1 |
| Paid-in capital | | 335.1 | | 279.0 |
| Retained earnings | | 1,414.7 | | 1,475.6 |
| Accumulated other comprehensive loss | | (0.3) | | (1.0) |
| Total Shareholders' Equity | | 1,749.6 | | 1,753.7 |
| Total Liabilities and Shareholders' Equity | $ | 8,854.6 | $ | 7,610.2 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF INCOME

(Dollars in millions, except per share data)

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **Revenue:** | | | |
| Finance charges | $ 1,992.7 | $ 1,755.4 | $ 1,686.3 |
| Premiums earned | 96.1 | 79.6 | 62.7 |
| Other income | 73.6 | 66.9 | 83.4 |
| Total revenue | 2,162.4 | 1,901.9 | 1,832.4 |
| **Costs and expenses:** | | | |
| Salaries and wages | 309.2 | 280.2 | 262.0 |
| General and administrative | 97.9 | 87.2 | 88.7 |
| Sales and marketing | 94.4 | 91.7 | 75.6 |
| Total operating expenses | 501.5 | 459.1 | 426.3 |
| | | | |
| Provision for credit losses on forecast changes | 493.8 | 413.7 | 137.7 |
| Provision for credit losses on new Consumer Loan assignments | 320.9 | 322.5 | 343.7 |
| Total provision for credit losses | 814.7 | 736.2 | 481.4 |
| | | | |
| Interest | 419.5 | 266.5 | 166.6 |
| Provision for claims | 73.5 | 70.7 | 46.4 |
| Loss on extinguishment of debt | — | 1.8 | — |
| Loss on sale of building | 23.7 | — | — |
| Total costs and expenses | 1,832.9 | 1,534.3 | 1,120.7 |
| Income before provision for income taxes | 329.5 | 367.6 | 711.7 |
| Provision for income taxes | 81.6 | 81.5 | 175.9 |
| Net income | $ 247.9 | $ 286.1 | $ 535.8 |
| Net income per share: | | | |
| Basic | $ 20.12 | $ 22.09 | $ 39.50 |
| Diluted | $ 19.88 | $ 21.99 | $ 39.32 |
| Weighted average shares outstanding: | | | |
| Basic | 12,323,261 | 12,953,424 | 13,563,885 |
| Diluted | 12,469,283 | 13,010,735 | 13,625,081 |

See accompanying notes to consolidated financial statements.

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**

| (In millions) | For the Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| Net income | $ | 247.9 | $ | 286.1 | $ | 535.8 |
| Other comprehensive income (loss), net of tax: | | | | | | |
| Unrealized gain (loss) on securities, net of tax | | 0.7 | | 1.9 | | (3.1) |
| Other comprehensive income (loss) | | 0.7 | | 1.9 | | (3.1) |
| Comprehensive income | $ | 248.6 | $ | 288.0 | $ | 532.7 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in millions)

| | Common Stock | | | | | |
| | Number of Shares | Amount | Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| Balance, January 1, 2022 | 14,145,888 | $ 0.1 | $ 197.2 | $ 1,626.7 | $ 0.2 | $ 1,824.2 |
| Net income | — | — | — | 535.8 | — | 535.8 |
| Other comprehensive loss | — | — | — | — | (3.1) | (3.1) |
| Stock-based compensation | — | — | 36.5 | — | — | 36.5 |
| Repurchase of common stock | (1,491,481) | — | (3.1) | (781.4) | — | (784.5) |
| Restricted stock units settled in common stock | 57,928 | — | — | — | — | — |
| Stock options exercised | 44,550 | — | 15.1 | — | — | 15.1 |
| Balance, December 31, 2022 | 12,756,885 | 0.1 | 245.7 | 1,381.1 | (2.9) | 1,624.0 |
| Net income | — | — | — | 286.1 | — | 286.1 |
| Other comprehensive gain | — | — | — | — | 1.9 | 1.9 |
| Stock-based compensation | — | — | 39.1 | — | — | 39.1 |
| Repurchase of common stock | (409,317) | — | (11.0) | (191.6) | — | (202.6) |
| Restricted stock units settled in common stock | 159,205 | — | — | — | — | — |
| Stock options exercised | 15,624 | — | 5.2 | — | — | 5.2 |
| Balance, December 31, 2023 | 12,522,397 | 0.1 | 279.0 | 1,475.6 | (1.0) | 1,753.7 |
| Net income | — | — | — | 247.9 | — | 247.9 |
| Other comprehensive gain | — | — | — | — | 0.7 | 0.7 |
| Stock-based compensation | — | — | 45.0 | — | — | 45.0 |
| Repurchase of common stock | (588,025) | — | (4.5) | (308.8) | — | (313.3) |
| Restricted stock units settled in common stock | 68,003 | — | — | — | — | — |
| Stock options exercised | 45,776 | — | 15.6 | — | — | 15.6 |
| Balance, December 31, 2024 | 12,048,151 | $ 0.1 | $ 335.1 | $ 1,414.7 | $ (0.3) | $ 1,749.6 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **Cash Flows From Operating Activities:** | | | |
| Net income | $ 247.9 | $ 286.1 | $ 535.8 |
| Adjustments to reconcile cash provided by operating activities: | | | |
| Provision for credit losses | 814.7 | 736.2 | 481.4 |
| Depreciation | 6.7 | 8.9 | 9.0 |
| Amortization | 21.1 | 17.7 | 16.6 |
| Credit for deferred income taxes | (70.4) | (38.0) | (7.7) |
| Stock-based compensation | 45.0 | 39.1 | 36.5 |
| Loss on extinguishment of debt | — | 1.8 | — |
| Loss on sale of building | 23.7 | — | — |
| Other | 0.8 | 0.6 | 0.3 |
| Change in operating assets and liabilities: | | | |
| Increase in accounts payable and accrued liabilities | 6.8 | 49.7 | 67.9 |
| Decrease in income taxes receivable | 0.1 | 4.4 | 100.5 |
| Increase in income taxes payable | 36.2 | 78.5 | 2.3 |
| Decrease (increase) in other assets | 5.3 | 18.8 | (3.9) |
| Net cash provided by operating activities | 1,137.9 | 1,203.8 | 1,238.7 |
| **Cash Flows From Investing Activities:** | | | |
| Purchases of restricted securities available for sale | (59.0) | (43.3) | (50.1) |
| Proceeds from sale of restricted securities available for sale | 36.9 | 15.8 | 11.1 |
| Maturities of restricted securities available for sale | 9.3 | 8.5 | 24.3 |
| Principal collected on Loans receivable | 3,208.9 | 3,036.8 | 3,413.3 |
| Advances to Dealers | (3,578.3) | (2,933.7) | (2,530.0) |
| Purchases of Consumer Loans | (1,040.1) | (1,214.1) | (1,095.3) |
| Accelerated payments of Dealer Holdback | (59.0) | (46.9) | (44.2) |
| Payments of Dealer Holdback | (241.2) | (235.9) | (186.6) |
| Purchases of property and equipment | (1.8) | (4.0) | (3.1) |
| Proceeds from sale of building | 3.2 | — | — |
| Net cash used in investing activities | (1,721.1) | (1,416.8) | (460.6) |
| **Cash Flows From Financing Activities:** | | | |
| Borrowings under revolving secured lines of credit | 6,125.9 | 7,431.9 | 6,622.6 |
| Repayments under revolving secured lines of credit | (6,205.0) | (7,383.6) | (6,594.3) |
| Proceeds from secured financing | 3,619.4 | 2,762.0 | 1,541.9 |
| Repayments of secured financing | (2,246.6) | (2,519.8) | (1,599.2) |
| Proceeds from issuance of senior notes | — | 600.0 | — |
| Repayment of senior notes | — | (400.0) | — |
| Payments of debt issuance costs and debt extinguishment costs | (21.7) | (33.3) | (12.5) |
| Repurchase of common stock | (313.3) | (202.6) | (784.5) |
| Proceeds from stock options exercised | 15.6 | 5.2 | 15.1 |
| Other | (17.0) | 6.4 | 16.3 |
| Net cash provided by (used in) financing activities | 957.3 | 266.2 | (794.6) |
| Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents | 374.1 | 53.2 | (16.5) |
| Cash and cash equivalents and restricted cash and cash equivalents, beginning of period | 470.9 | 417.7 | 434.2 |
| Cash and cash equivalents and restricted cash and cash equivalents, end of period | $ 845.0 | $ 470.9 | $ 417.7 |
| **Supplemental Disclosure of Cash Flow Information:** | | | |
| Cash paid during the period for interest | $ 393.4 | $ 242.1 | $ 147.3 |
| Cash paid during the period for income taxes, net of refunds | $ 103.7 | $ 31.9 | $ 72.7 |

See accompanying notes to consolidated financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1.    DESCRIPTION OF BUSINESS

*Principal Business.* Credit Acceptance Corporation (referred to as the "Company", "Credit Acceptance", "we", "our" or "us") makes vehicle ownership possible by providing innovative financing solutions that enable automobile dealers to sell vehicles to consumers, regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our financing programs, but who actually end up qualifying for traditional financing.

Without our financing programs, consumers are often unable to purchase vehicles or they purchase unreliable ones. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our programs is that we provide consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing.

We refer to automobile dealers who participate in our programs and who share our desire to provide an opportunity to consumers to improve their lives as "Dealers." Upon enrollment in our financing programs, the Dealer enters into a Dealer servicing agreement with us that defines the legal relationship between Credit Acceptance and the Dealer. The Dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on retail installment contracts (referred to as "Consumer Loans") from the Dealers to us. We are an indirect lender from a legal perspective, meaning the Consumer Loan is originated by the Dealer and assigned to us.

The majority of the Consumer Loans assigned to us are made to consumers with impaired or limited credit histories. The following table shows the percentage of Consumer Loans assigned to us with either FICO® scores below 650 or no FICO® scores:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| **Consumer Loan Assignment Volume** | **2024** | **2023** | **2022** |
| Percentage of total unit volume with either FICO® scores below 650 or no FICO® scores | 80.6 % | 80.9 % | 84.8 % |

We have two programs: the Portfolio Program and the Purchase Program. Under the Portfolio Program, we advance money to Dealers (referred to as a "Dealer Loan") in exchange for the right to service the underlying Consumer Loans. Under the Purchase Program, we buy the Consumer Loans from the Dealers (referred to as a "Purchased Loan") and keep all amounts collected from the consumer. Dealer Loans and Purchased Loans are collectively referred to as "Loans." The following table shows the percentage of Consumer Loans assigned to us as Dealer Loans and Purchased Loans for each of the last three years:

| | Unit Volume | | Dollar Volume (1) | |
|---|---|---|---|---|
| **For the Years Ended December 31,** | **Dealer Loans** | **Purchased Loans** | **Dealer Loans** | **Purchased Loans** |
| 2022 | 73.5 % | 26.5 % | 69.8 % | 30.2 % |
| 2023 | 74.0 % | 26.0 % | 70.7 % | 29.3 % |
| 2024 | 78.7 % | 21.3 % | 77.5 % | 22.5 % |

(1)   Represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program. Payments of Dealer Holdback (as defined below) and accelerated Dealer Holdback are not included.

Portfolio Program

As payment for the vehicle, the Dealer generally receives the following:

- a down payment from the consumer;
- a non-recourse cash payment ("advance") from us; and
- after the advance balance (cash advance and related Dealer Loan fees and costs) has been recovered by us, the cash from payments made on the Consumer Loan, net of certain collection costs and our servicing fee ("Dealer Holdback").

We record the amount advanced to the Dealer as a Dealer Loan, which is classified within Loans receivable in our consolidated balance sheets. Cash advanced to the Dealer is automatically assigned to the Dealer's open pool of advances. Dealers make an election as to how many Consumer Loans (either 50 or 100) will be assigned to an open pool before it is closed, and subsequent advances are assigned to a new pool. Unless we receive a request from the Dealer to keep a pool open, we automatically close each pool based on the Dealer's election. All advances within a Dealer's pool are secured by the future collections on the related Consumer Loans assigned to the pool. For Dealers with more than one pool, the pools are cross-collateralized so the performance of other pools is considered in determining eligibility for Dealer Holdback. We perfect our security interest with respect to the Dealer Loans by obtaining control or taking possession of the Consumer Loans, which list us as lien holder on the vehicle title.

The Dealer servicing agreement provides that collections received by us during a calendar month on Consumer Loans assigned by a Dealer are applied on a pool-by-pool basis as follows:

- first, to reimburse us for certain collection costs;
- second, to pay us our servicing fee, which generally equals 20% of collections;
- third, to reduce the aggregate advance balance and to pay any other amounts due from the Dealer to us; and
- fourth, to the Dealer as payment of Dealer Holdback.

If the collections on Consumer Loans from a Dealer's pool are not sufficient to repay the advance balance and any other amounts due to us, the Dealer will not receive Dealer Holdback. Certain events may also result in Dealers forfeiting their rights to Dealer Holdback, including becoming inactive before assigning 100 Consumer Loans.

Dealers have an opportunity to receive an accelerated Dealer Holdback payment each time a pool of Consumer Loans is closed. The amount paid to the Dealer is calculated using a formula that considers the number of Consumer Loans assigned to the pool and the related forecasted collections and advance balance.

Since typically the combination of the advance and the consumer's down payment provides the Dealer with a cash profit at the time of sale, the Dealer's risk in the Consumer Loan is limited. We cannot demand repayment of the advance from the Dealer except in the event the Dealer is in default of the Dealer servicing agreement. Advances are made only after the consumer and Dealer have signed a Consumer Loan contract, we have received the executed Consumer Loan contract and supporting documentation in either physical or electronic form, and we have approved all of the related stipulations for funding.

For accounting purposes, the transactions described under the Portfolio Program are not considered to be loans to consumers. Instead, our accounting reflects that of a lender to the Dealer. The classification as a Dealer Loan for accounting purposes is primarily a result of (1) the Dealer's financial interest in the Consumer Loan and (2) certain elements of our legal relationship with the Dealer.

Purchase Program

The Purchase Program differs from the Portfolio Program in that the Dealer receives a one-time payment from us at the time of assignment to purchase the Consumer Loan instead of a cash advance at the time of assignment and future Dealer Holdback payments. For accounting purposes, the transactions described under the Purchase Program are considered to be originated by the Dealer and then purchased by us.

Program Enrollment

Dealers are granted access to the Portfolio Program upon enrollment. Access to the Purchase Program is typically only granted to Dealers that meet one of the following:

- assigned at least 50 Consumer Loans under the Portfolio Program;
- franchise dealership; or
- independent dealership that meets certain criteria upon enrollment.

**2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Principles of Consolidation**

The consolidated financial statements include our accounts and our wholly owned subsidiaries. All significant intercompany transactions have been eliminated. Our primary subsidiaries as of December 31, 2024 are: Buyer's Vehicle Protection Plan, Inc. ("BVPP"), Vehicle Remarketing Services, Inc. ("VRS"), VSC Re Company ("VSC Re"), CAC Warehouse Funding LLC II, CAC Warehouse Funding LLC IV, CAC Warehouse Funding LLC V, CAC Warehouse Funding LLC VI, CAC Warehouse Funding LLC VIII, Credit Acceptance Funding LLC 2019-2, Credit Acceptance Funding LLC 2021-1, Credit Acceptance Funding LLC 2021-4, Credit Acceptance Funding LLC 2022-1, Credit Acceptance Funding LLC 2022-2, Credit Acceptance Funding LLC 2022-3, Credit Acceptance Funding LLC 2023-1, Credit Acceptance Funding LLC 2023-2, Credit Acceptance Funding LLC 2023-3, Credit Acceptance Funding LLC 2023-A, Credit Acceptance Funding LLC 2023-5, Credit Acceptance Funding LLC 2024-A, Credit Acceptance Funding LLC 2024-1, Credit Acceptance Funding LLC 2024-2, Credit Acceptance Funding LLC 2024-3, and Credit Acceptance Funding LLC 2024-B.

**Business Segment Information**

We currently operate in one reportable segment which represents our core business of offering innovative financing solutions that enable automobile dealers to sell vehicles to consumers regardless of their credit history. For information regarding our one reportable segment and related entity wide disclosures, see Note 14 to the consolidated financial statements.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounts which are subject to significant estimation include the allowance for credit losses, finance charge revenue, premiums earned, contingencies, and uncertain tax positions. Actual results could materially differ from those estimates.

**Cash and Cash Equivalents and Restricted Cash and Cash Equivalents**

Cash equivalents consist of readily marketable securities with original maturities at the date of acquisition of three months or less. As of December 31, 2024 and 2023, we had $342.7 million and $12.8 million, respectively, in cash and cash equivalents that were not insured by the Federal Deposit Insurance Corporation ("FDIC").

Restricted cash and cash equivalents consist of cash pledged as collateral for secured financings and cash held in a trust for future vehicle service contract claims. As of December 31, 2024 and 2023, we had $497.0 million and $453.7 million, respectively, in restricted cash and cash equivalents that were not insured by the FDIC.

The following table provides a reconciliation of cash and cash equivalents and restricted cash and cash equivalents reported in our consolidated balance sheets to the total shown in our consolidated statements of cash flows:

| (In millions) | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2024** | | **2023** | | **2022** | |
| Cash and cash equivalents | $ | 343.7 | $ | 13.2 | $ | 7.7 |
| Restricted cash and cash equivalents | | 501.3 | | 457.7 | | 410.0 |
| Total cash and cash equivalents and restricted cash and cash equivalents | $ | 845.0 | $ | 470.9 | $ | 417.7 |

**Restricted Securities Available for Sale**

Restricted securities available for sale consist of amounts held in a trust for future vehicle service contract claims. We determine the appropriate classification of our investments in debt securities at the time of purchase and reevaluate such determinations at each balance sheet date. Debt securities for which we do not have the intent or ability to hold to maturity are classified as available for sale, and stated at fair value with unrealized gains and losses, net of income taxes included in the determination of comprehensive income and reported as a component of shareholders' equity.

**Loans Receivable and Allowance for Credit Losses**

*Consumer Loan Assignment.* For legal purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

- the consumer and Dealer have signed a Consumer Loan contract; and
- we have received the executed Consumer Loan contract and supporting documentation in either physical or electronic form.

For accounting and financial reporting purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

- the Consumer Loan has been legally assigned to us; and
- we have made a funding decision and generally have provided funding to the Dealer in the form of either an advance under the Portfolio Program or one-time purchase payment under the Purchase Program.

*Portfolio Segments and Classes.* Our Loan portfolio consists of two portfolio segments: Dealer Loans and Purchased Loans. Our determination is based on the following:

- We have two financing programs: the Portfolio Program and the Purchase Program. We are considered to be a lender to Dealers for Consumer Loans assigned under the Portfolio Program and a purchaser of Consumer Loans assigned under the Purchase Program.
- The Portfolio Program and the Purchase Program have different levels of risk in relation to credit losses. Under the Portfolio Program, the impact of negative variances in Consumer Loan performance is mitigated by Dealer Holdback and the cross-collateralization of Consumer Loan assignments. Under the Purchase Program, we are impacted by the full amount of negative variances in Consumer Loan performance.
- Our business model is narrowly focused on Consumer Loan assignments from one industry with expected cash flows that are significantly lower than the contractual cash flows owed to us due to credit quality. We do not believe that it is meaningful to disaggregate our Loan portfolio beyond the Dealer Loans and Purchased Loans portfolio segments.

Each portfolio segment consists of one class of Consumer Loan assignments, which is Consumer Loans originated by Dealers to finance purchases of vehicles and related ancillary products by consumers with impaired or limited credit histories. Our determination is based on the following:

- All of the Consumer Loans assigned to us have similar risk characteristics in relation to the categorization of borrowers, type of financing receivable, industry sector, and type of collateral.
- We only accept Consumer Loan assignments from Dealers located within the United States.

*Recognition and Measurement Policy.* On January 1, 2020, we adopted Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments, which is known as the current expected credit loss model, or CECL. Loans outstanding prior to the adoption date are no longer material to our consolidated financial statements. Consumer Loans assigned to us on or subsequent to January 1, 2020 are accounted for as originated financial assets ("Originated Method").

Under the Originated Method, at the time of assignment, we:

- calculate the effective interest rate based on contractual future net cash flows;
- record a Loan receivable equal to the advance paid to the Dealer under the Portfolio Program or purchase price paid to the Dealer under the Purchase Program; and
- record an allowance for credit losses equal to the difference between the initial Loan receivable balance and the present value of expected future net cash flows discounted at the effective interest rate. The initial allowance for credit losses is recognized as provision for credit losses expense.

The effective interest rate and initial allowance for credit losses are significantly higher for Consumer Loans assigned under the Purchase Program than for Consumer Loans assigned under the Portfolio Program, as contractual net cash flows exceed expected net cash flows by a significantly greater margin under the Purchase Program. Under the Purchase Program, we retain all contractual collections that exceed our initial expectations. Under the Portfolio Program, contractual collections that exceed our initial expectations are substantially offset by additional Dealer Holdback payments.

Under the Originated Method, for each reporting period subsequent to assignment, we:

- recognize finance charge revenue using the effective interest rate that was calculated at the time of assignment based on contractual future net cash flows; and
- adjust the allowance for credit losses so that the net carrying amount of each Loan equals the present value of expected future net cash flows discounted at the effective interest rate. The adjustment to the allowance for credit losses is recognized as either provision for credit losses expense or a reversal of provision for credit losses expense.

*Loans Receivable*. Amounts advanced to Dealers for Consumer Loans assigned under the Portfolio Program are recorded as Dealer Loans and are aggregated by Dealer for purposes of recognizing revenue and measuring credit losses. Amounts paid to Dealers for Consumer Loans assigned under the Purchase Program are recorded as Purchased Loans and, for purposes of recognizing revenue and measuring credit losses, are not aggregated.

The outstanding balance of each Loan included in Loans receivable is comprised of the following:

- cash paid to the Dealer (or to third-party ancillary product providers on the Dealer's behalf) for the Consumer Loan assignment (advance under the Portfolio Program or one-time purchase payment under the Purchase Program);
- finance charges;
- Dealer Holdback payments;
- accelerated Dealer Holdback payments;
- recoveries;
- transfers in;
- less: collections (net of certain collection costs);
- less: write-offs; and
- less: transfers out.

Under the Portfolio Program, certain events may result in Dealers forfeiting their rights to Dealer Holdback. We transfer the Dealer's outstanding Dealer Loan balance and the related allowance for credit losses balance to Purchased Loans in the period this forfeiture occurs. We aggregate these Purchased Loans by Dealer for purposes of recognizing revenue and measuring credit losses.

*Allowance for Credit Losses.* The outstanding balance of the allowance for credit losses of each Loan represents the amount required to reduce net carrying amount of Loans (Loans receivable less allowance for credit losses) to the present value of expected future net cash flows discounted at the effective interest rate. Expected future net cash flows for Dealer Loans are comprised of expected future collections on the assigned Consumer Loans, less any expected future Dealer Holdback payments. Expected future net cash flows for Purchased Loans are comprised of expected future collections on the assigned Consumer Loans.

Expected future collections are forecasted for each individual Consumer Loan based on the historical performance of Consumer Loans with similar characteristics, adjusted for recent trends in payment patterns. Our forecast of expected future collections includes estimates for prepayments and post-contractual-term cash flows. Unless the consumer is no longer contractually obligated to pay us, we forecast future collections on each Consumer Loan for a 120 month period after the origination date. Expected future Dealer Holdback payments are forecasted for each individual Dealer based on the expected future collections and current advance balance of each Dealer Loan.

We fully write off the outstanding balances of a Loan and the related allowance for credit losses once we are no longer forecasting any expected future net cash flows on the Loan. Under our partial write-off policy, we write off the amount of the outstanding balances of a Loan and the related allowance for credit losses, if any, that exceeds 200% of the present value of expected future net cash flows on the Loan, as we deem this amount to be uncollectable.

*Credit Quality.* The vast majority of the Consumer Loans assigned to us are made to individuals with impaired or limited credit histories. Consumer Loans made to these individuals generally entail a higher risk of delinquency, default, and repossession and higher losses than loans made to consumers with better credit. Since most of our revenue and cash flows are generated from these Consumer Loans, our ability to accurately forecast Consumer Loan performance is critical to our business and financial results. At the time a Consumer Loan is submitted to us for assignment, we forecast future expected cash flows from the Consumer Loan. Based on these forecasts, an advance or one-time purchase payment is made to the related Dealer at a price designed to maximize our economic profit, a non-GAAP financial measure that considers our return on capital, our cost of capital, and the amount of capital invested.

We monitor and evaluate the credit quality of Consumer Loans on a monthly basis by comparing our current forecasted collection rates to our initial expectations. We use a statistical model that considers a number of credit quality indicators to estimate the expected collection rate for each Consumer Loan at the time of assignment. The credit quality indicators considered in our model include attributes contained in the consumer's credit bureau report, data contained in the consumer's credit application, the structure of the proposed transaction, vehicle information, and other factors. We continue to evaluate the expected collection rate for each Consumer Loan subsequent to assignment primarily through the monitoring of consumer payment behavior. Our evaluation becomes more accurate as the Consumer Loans age, as we use actual performance data in our forecast. Since all known, significant credit quality indicators have already been factored into our forecasts and pricing, we are not able to use any specific credit quality indicators to predict or explain variances in actual performance from our initial expectations. Any variances in performance from our initial expectations are a result of Consumer Loans performing differently from historical Consumer Loans with similar characteristics. We periodically adjust our statistical pricing model for new trends that we identify through our evaluation of these forecasted collection rate variances.

When overall forecasted collection rates underperform our initial expectations, the decline in forecasted collections has a more adverse impact on the profitability of the Purchased Loans than on the profitability of the Dealer Loans. For Purchased Loans, the decline in forecasted collections is absorbed entirely by us. For Dealer Loans, the decline in the forecasted collections is substantially offset by a decline in forecasted payments of Dealer Holdback.

*Methodology Changes.* During the second quarter of 2024, we applied an adjustment to our methodology for forecasting the amount of future net cash flows from our Loan portfolio, which reduced the forecasted collection rates for Consumer Loans assigned in 2022 through 2024. During the second quarter of 2023, we adjusted our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent Consumer Loan performance and Consumer Loan prepayment data. During the first quarter of 2022, we removed the COVID-19 forecast adjustment (as defined in Note 5) from our estimate of future net cash flows and enhanced our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent data and new forecast variables. For additional information, see Note 5. For the three year period ended December 31, 2024, we did not make any other methodology changes for Loans that had a material impact on our financial statements.

**Property and Equipment**

Purchases of property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings – 40 years, building improvements – 10 years, data processing equipment – 3 years, software – 5 years, and office furniture and equipment – 7 years. The cost of assets sold or retired and the related accumulated depreciation are removed from the balance sheet at the time of disposition and any resulting gain or loss is included in operations. Maintenance, repairs, and minor replacements are charged to operations as incurred; major replacements and improvements are capitalized. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Costs incurred during the application development stage of software developed for internal use are capitalized and generally depreciated on a straight-line basis over five years. Costs incurred to maintain existing software are expensed as incurred. For additional information regarding our property and equipment, see Note 6 to the consolidated financial statements.

**Deferred Debt Issuance Costs**

Deferred debt issuance costs associated with secured financings and senior notes are included as a deduction from the carrying amount of the related debt liability, and deferred debt issuance costs associated with our revolving secured line of credit facility are included in other assets. Expenses associated with the issuance of debt instruments are capitalized and amortized as interest expense over the term of the debt instrument using the effective interest method for asset-backed secured financings ("Term ABS financings") and senior notes and the straight-line method for lines of credit and revolving secured warehouse ("Warehouse") facilities. For additional information regarding deferred debt issuance costs, see Note 9 to the consolidated financial statements.

**Finance Charges**

*Sources of Revenue.* Finance charges is comprised of: (1) interest income earned on Loans; (2) administrative fees earned from ancillary products; (3) program fees charged to Dealers under the Portfolio Program; (4) Consumer Loan assignment fees charged to Dealers; and (5) direct origination costs incurred on Dealer Loans.

We provide Dealers the ability to offer vehicle service contracts to consumers through our relationships with Third-Party Providers ("TPPs"). A vehicle service contract provides the consumer protection by paying for the repair or replacement of certain components of the vehicle in the event of a mechanical failure. The retail price of the vehicle service contract is included in the principal balance of the Consumer Loan. The wholesale cost of the vehicle service contract is paid to the TPP, net of an administrative fee retained by us. The difference between the wholesale cost and the retail price to the consumer is paid to the Dealer as a commission. Under the Portfolio Program, the wholesale cost of the vehicle service contract and the commission paid to the Dealer are charged to the Dealer's advance balance. TPPs process claims on vehicle service contracts that are underwritten by third-party insurers. We bear the risk of loss for claims on certain vehicle service contracts that are reinsured by us. We market the vehicle service contracts directly to Dealers.

We provide Dealers the ability to offer Guaranteed Asset Protection ("GAP") to consumers through our relationships with TPPs. GAP provides the consumer protection by paying the difference between the loan balance and the amount covered by the consumer's insurance policy in the event of a total loss of the vehicle due to severe damage or theft. The retail price of GAP is included in the principal balance of the Consumer Loan. The wholesale cost of GAP is paid to the TPP, net of an administrative fee retained by us. The difference between the wholesale cost and the retail price to the consumer is paid to the Dealer as a commission. Under the Portfolio Program, the wholesale cost of GAP and the commission paid to the Dealer are charged to the Dealer's advance balance. TPPs process claims on GAP contracts that are underwritten by third-party insurers.

Program fees represent monthly fees charged to Dealers for access to our Credit Approval Processing System ("CAPS"); administration, servicing, and collection services offered by us; documentation related to or affecting our program; and all tangible and intangible property owned by Credit Acceptance. We charge a monthly fee of $599 to Dealers participating in the Portfolio Program and we collect it from future Dealer Holdback payments.

*Recognition Policy.* We recognize finance charges under the interest method such that revenue is recognized on a level-yield basis over the life of the Loan. We calculate finance charges on a monthly basis by applying the effective interest rate of the Loan to the net carrying amount of the Loan (Loan receivable less the related allowance for credit losses). The effective interest rate is based on contractual future net cash flows.

We report the change in the present value of credit losses attributable to the passage of time as a reduction to finance charges. Accordingly, we allocate finance charges recognized on each Loan between the Loan receivable and the related allowance for credit losses. The amount of finance charges allocated to the Loan receivable is equal to the effective interest rate applied to the Loans receivable balance. The reduction of finance charges allocated to the allowance for credit losses is equal to the effective interest rate applied to the allowance for credit losses balance.

**Reinsurance**

Our wholly owned subsidiary VSC Re is engaged in the business of reinsuring coverage under vehicle service contracts sold to consumers by Dealers on vehicles financed by us. VSC Re currently reinsures vehicle service contracts that are offered through one of our TPPs. Vehicle service contract premiums, which represent the selling price of the vehicle service contract to the consumer, less fees and certain administrative costs, are contributed to a trust account controlled by VSC Re. These premiums are used to fund claims covered under the vehicle service contracts. VSC Re is a bankruptcy remote entity. As such, our exposure to fund claims is limited to the trust assets controlled by VSC Re and our net investment in VSC Re.

Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to expected costs of servicing those contracts. Expected costs are determined based on our historical claims experience. Claims are expensed through a provision for claims in the period the claim was incurred. Capitalized acquisition costs are comprised of premium taxes and are amortized as general and administrative expense over the life of the contracts in proportion to premiums earned.

We have consolidated the trust within our financial statements based on our determination of the following:

- *We have a variable interest in the trust.* We have a residual interest in the assets of the trust, which is variable in nature, given that it increases or decreases based upon the actual loss experience of the related service contracts. In addition, VSC Re is required to absorb any losses in excess of the trust's assets.
- *The trust is a variable interest entity.* The trust has insufficient equity at risk as no parties to the trust were required to contribute assets that provide them with any ownership interest.
- *We are the primary beneficiary of the trust.* We control the amount of premiums written and placed in the trust through Consumer Loan assignments under our Programs, which is the activity that most significantly impacts the economic performance of the trust. We have the right to receive benefits from the trust that could potentially be significant. In addition, VSC Re has the obligation to absorb losses of the trust that could potentially be significant.

**Stock-Based Compensation Plans**

We have stock-based compensation plans for team members and non-employee directors, which are described more fully in Note 13 to the consolidated financial statements. We apply a fair-value-based measurement method in accounting for stock-based compensation plans and recognize stock-based compensation expense over the requisite service period of the grant as salaries and wages expense.

**Employee Benefit Plan**

We sponsor a 401(k) plan that covers substantially all of our team members. We offer matching contributions to the 401(k) plan based on each enrolled team member's eligible annual gross pay (subject to statutory limitations). Our matching contribution rate is equal to 100% of the first 4% participants contribute and an additional 50% of the next 2% participants contribute, for a maximum matching contribution of 5% of each participant's eligible annual gross pay. For the years ended December 31, 2024, 2023 and 2022, we recognized compensation expense of $10.3 million, $9.4 million, and $8.5 million, respectively, for our matching contributions to the plan.

**Income Taxes**

Provisions for federal, state, and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

We follow a two-step approach for recognizing uncertain tax positions. First, we evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, for positions that we determine are more-likely-than-not to be sustained, we recognize the tax benefit as the largest benefit that has a greater than 50% likelihood of being sustained. We establish a reserve for uncertain tax positions liability that is comprised of unrecognized tax benefits and related interest. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. We recognize interest and penalties related to uncertain tax positions in provision for income taxes. For additional information regarding our income taxes, see Note 10 to the consolidated financial statements.

**Advertising Costs**

Advertising costs are expensed as incurred. Advertising expenses were $1.4 million for the year ended December 31, 2024, $0.5 million for the year ended December 31, 2023, and $1.0 million for the year ended December 31, 2022.

**New Accounting Update Adopted During the Current Year**

*Improvements to Reportable Segment Disclosures.* In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, which enhances the required disclosures for operating segments in annual and interim consolidated financial statements. The adoption of ASU 2023-07 for the year ended December 31, 2024 expanded our business segment disclosures, but did not otherwise have a material impact on our consolidated financial statements.

**New Accounting Updates Not Yet Adopted**

*Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.* In October 2023, the FASB issued ASU 2023-06, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the "Codification"). The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. We are currently evaluating the impact the adoption of ASU 2023-06 will have on our consolidated financial statements and related disclosures.

*Improvements to Income Tax Disclosures.* In December 2023, the FASB issued ASU 2023-09, which intends to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments intended to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, but we have not yet adopted ASU 2023-09. We are currently evaluating the impact the adoption of ASU 2023-09 will have on our consolidated financial statements and related disclosures.

*Disaggregation of Income Statement Expenses.* In November 2024, the FASB issued ASU 2024-03, which requires disaggregated disclosure of income statement expenses. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. We are currently evaluating the impact the adoption of ASU 2024-03 will have on our consolidated financial statements and related disclosures.

**Subsequent Events**

We have evaluated events and transactions occurring subsequent to the consolidated balance sheet date of December 31, 2024 for items that could potentially be recognized or disclosed in these financial statements. We did not identify any items which would require disclosure in or adjustment to the consolidated financial statements.

**3.     FAIR VALUE OF FINANCIAL INSTRUMENTS**

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate their value.

*Cash and Cash Equivalents and Restricted Cash and Cash Equivalents.*  The carrying amounts approximate their fair value due to the short maturity of these instruments.

*Restricted Securities Available for Sale.*  The fair value of U.S. Government and agency securities, corporate bonds, and municipal bonds is based on quoted market values in active markets.  For asset-backed securities, mortgage-backed securities, and commercial paper we use model-based valuation techniques for which all significant assumptions are observable in the market.

*Loans Receivable, net.*  The fair value is determined by calculating the present value of expected future net cash flows estimated by us by utilizing the discount rate used to calculate the value of our Loans under our non-GAAP floating yield methodology.

*Revolving Secured Lines of Credit.*  The fair value is determined by calculating the present value of the debt instrument based on current rates for debt with a similar risk profile and maturity.

*Secured Financing.*  The fair value of certain Term ABS financings is determined using quoted market prices in an active market. For our warehouse facilities and certain other Term ABS financings, the fair values are determined by calculating the present value of each debt instrument based on current rates for debt with similar risk profiles and maturities.

*Senior Notes.*  The fair value is determined using quoted market prices in an active market.

*Mortgage Note.* The fair value was determined by calculating the present value of the debt instrument based on current rates for debt with a similar risk profile and maturity.

A comparison of the carrying amount and estimated fair value of these financial instruments is as follows:

| (In millions) | As of December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2024** | | | | **2023** | | | |
| | **Carrying Amount** | | **Estimated Fair Value** | | **Carrying Amount** | | **Estimated Fair Value** | |
| **Assets** | | | | | | | | |
| Cash and cash equivalents | $ | 343.7 | $ | 343.7 | $ | 13.2 | $ | 13.2 |
| Restricted cash and cash equivalents | | 501.3 | | 501.3 | | 457.7 | | 457.7 |
| Restricted securities available for sale | | 106.4 | | 106.4 | | 93.2 | | 93.2 |
| Loans receivable, net | | 7,850.3 | | 8,922.7 | | 6,955.3 | | 7,759.1 |
| **Liabilities** | | | | | | | | |
| Revolving secured lines of credit | $ | 0.1 | $ | 0.1 | $ | 79.2 | $ | 79.2 |
| Secured financing | | 5,361.5 | | 5,431.9 | | 3,990.9 | | 4,025.9 |
| Senior notes | | 991.3 | | 1,035.3 | | 989.0 | | 1,039.8 |
| Mortgage note | | — | | — | | 8.4 | | 8.4 |

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1  Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2  Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3  Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.

The following table provides the level of measurement used to determine the fair value for each of our financial instruments measured or disclosed at fair value:

| (In millions) | As of December 31, 2024 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total Fair Value |
| **Assets** | | | | |
| Cash and cash equivalents (1) | $ 343.7 | $ — | $ — | $ 343.7 |
| Restricted cash and cash equivalents (1) | 501.3 | — | — | 501.3 |
| Restricted securities available for sale (2) | 84.5 | 21.9 | — | 106.4 |
| Loans receivable, net (1) | — | — | 8,922.7 | 8,922.7 |
| **Liabilities** | | | | |
| Revolving secured lines of credit (1) | $ — | $ 0.1 | $ — | $ 0.1 |
| Secured financing (1) | 3,831.7 | 1,600.2 | — | 5,431.9 |
| Senior notes (1) | 1,035.3 | — | — | 1,035.3 |

| (In millions) | As of December 31, 2023 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total Fair Value |
| **Assets** | | | | |
| Cash and cash equivalents (1) | $ 13.2 | $ — | $ — | $ 13.2 |
| Restricted cash and cash equivalents (1) | 457.7 | — | — | 457.7 |
| Restricted securities available for sale (2) | 75.1 | 18.1 | — | 93.2 |
| Loans receivable, net (1) | — | — | 7,759.1 | 7,759.1 |
| **Liabilities** | | | | |
| Revolving secured lines of credit (1) | $ — | $ 79.2 | $ — | $ 79.2 |
| Secured financing (1) | 3,225.8 | 800.1 | — | 4,025.9 |
| Senior notes (1) | 1,039.8 | — | — | 1,039.8 |
| Mortgage note (1) | — | 8.4 | — | 8.4 |

(1)  Measured at amortized cost with fair value disclosed.
(2)  Measured at fair value on a recurring basis.

## 4. RESTRICTED SECURITIES AVAILABLE FOR SALE

Restricted securities available for sale consist of the following:

| (In millions) | As of December 31, 2024 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Corporate bonds | $ 49.4 | $ 0.2 | $ (0.4) | $ 49.2 |
| U.S. Government and agency securities | 35.6 | 0.1 | (0.4) | 35.3 |
| Asset-backed securities | 20.1 | 0.1 | — | 20.2 |
| Mortgage-backed securities | 1.7 | — | — | 1.7 |
| Total restricted securities available for sale | $ 106.8 | $ 0.4 | $ (0.8) | $ 106.4 |

| (In millions) | As of December 31, 2023 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Corporate bonds | $ 40.5 | $ 0.3 | $ (0.9) | $ 39.9 |
| U.S. Government and agency securities | 35.2 | 0.2 | (0.9) | 34.5 |
| Asset-backed securities | 18.0 | 0.1 | (0.2) | 17.9 |
| Municipal securities | 0.7 | — | — | 0.7 |
| Mortgage-backed securities | 0.2 | — | — | 0.2 |
| Total restricted securities available for sale | $ 94.6 | $ 0.6 | $ (2.0) | $ 93.2 |

The fair value and gross unrealized losses for restricted securities available for sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

| (In millions) | Securities Available for Sale with Gross Unrealized Losses as of December 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | | |
| | Estimated Fair Value | Gross Unrealized Losses | Estimated Fair Value | Gross Unrealized Losses | Total Estimated Fair Value | Total Gross Unrealized Losses |
| Corporate bonds | $ 13.1 | $ (0.2) | $ 8.4 | $ (0.2) | $ 21.5 | $ (0.4) |
| U.S. Government and agency securities | 19.8 | (0.2) | 4.9 | (0.2) | 24.7 | (0.4) |
| Asset-backed securities | 2.4 | — | 3.6 | — | 6.0 | — |
| Mortgage-backed securities | 1.7 | — | — | — | 1.7 | — |
| Total restricted securities available for sale | $ 37.0 | $ (0.4) | $ 16.9 | $ (0.4) | $ 53.9 | $ (0.8) |

| (In millions) | Securities Available for Sale with Gross Unrealized Losses as of December 31, 2023 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | | |
| | Estimated Fair Value | Gross Unrealized Losses | Estimated Fair Value | Gross Unrealized Losses | Total Estimated Fair Value | Total Gross Unrealized Losses |
| Corporate bonds | $ 2.7 | $ — | $ 18.4 | $ (0.9) | $ 21.1 | $ (0.9) |
| U.S. Government and agency securities | 6.8 | (0.1) | 16.4 | (0.8) | 23.2 | (0.9) |
| Asset-backed securities | 1.6 | — | 7.3 | (0.2) | 8.9 | (0.2) |
| Mortgage-backed securities | — | — | 0.2 | — | 0.2 | — |
| Total restricted securities available for sale | $ 11.1 | $ (0.1) | $ 42.3 | $ (1.9) | $ 53.4 | $ (2.0) |

The cost and estimated fair values of debt securities by contractual maturity were as follows (securities with multiple maturity dates are classified in the period of final maturity). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| (In millions) | As of December 31, | | | |
|---|---|---|---|---|
| | 2024 | | 2023 | |
| Contractual Maturity | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
| Within one year | $ 9.5 | $ 9.4 | $ 6.9 | $ 6.8 |
| Over one year to five years | 84.7 | 84.3 | 80.5 | 79.1 |
| Over five years to ten years | 12.6 | 12.7 | 7.1 | 7.2 |
| Over ten years | — | — | 0.1 | 0.1 |
| Total restricted securities available for sale | $ 106.8 | $ 106.4 | $ 94.6 | $ 93.2 |

## 5. LOANS RECEIVABLE

Loans receivable and allowance for credit losses consist of the following:

| (In millions) | As of December 31, 2024 | | |
|---|---|---|---|
| | Dealer Loans | Purchased Loans | Total |
| Loans receivable | $ 8,521.0 | $ 2,768.1 | $ 11,289.1 |
| Allowance for credit losses | (2,844.5) | (594.3) | (3,438.8) |
| Loans receivable, net | $ 5,676.5 | $ 2,173.8 | $ 7,850.3 |

| (In millions) | As of December 31, 2023 | | |
|---|---|---|---|
| | Dealer Loans | Purchased Loans | Total |
| Loans receivable | $ 7,065.5 | $ 2,954.6 | $ 10,020.1 |
| Allowance for credit losses | (2,355.7) | (709.1) | (3,064.8) |
| Loans receivable, net | $ 4,709.8 | $ 2,245.5 | $ 6,955.3 |

A summary of changes in Loans receivable and allowance for credit losses is as follows:

| (In millions) | For the Year Ended December 31, 2024 | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Loans Receivable | | | Allowance for Credit Losses | | | Loans Receivable, Net | | |
| | Dealer Loans | Purchased Loans | Total | Dealer Loans | Purchased Loans | Total | Dealer Loans | Purchased Loans | Total |
| Balance, beginning of period | $ 7,065.5 | $ 2,954.6 | $10,020.1 | $(2,355.7) | $ (709.1) | $(3,064.8) | $ 4,709.8 | $ 2,245.5 | $ 6,955.3 |
| Finance charges | 1,931.4 | 905.9 | 2,837.3 | (651.7) | (192.9) | (844.6) | 1,279.7 | 713.0 | 1,992.7 |
| Provision for credit losses | — | — | — | (537.3) | (277.4) | (814.7) | (537.3) | (277.4) | (814.7) |
| New Consumer Loan assignments (1) | 3,578.3 | 1,040.1 | 4,618.4 | — | — | — | 3,578.3 | 1,040.1 | 4,618.4 |
| Collections (2) | (3,575.5) | (1,641.0) | (5,216.5) | — | — | — | (3,575.5) | (1,641.0) | (5,216.5) |
| Accelerated Dealer Holdback payments | 59.0 | — | 59.0 | — | — | — | 59.0 | — | 59.0 |
| Dealer Holdback payments | 241.2 | — | 241.2 | — | — | — | 241.2 | — | 241.2 |
| Transfers (3) | (138.9) | 138.9 | — | 45.3 | (45.3) | — | (93.6) | 93.6 | — |
| Write-offs | (658.3) | (634.7) | (1,293.0) | 658.3 | 634.7 | 1,293.0 | — | — | — |
| Recoveries (4) | 3.4 | 4.3 | 7.7 | (3.4) | (4.3) | (7.7) | — | — | — |
| Deferral of Loan origination costs | 14.9 | — | 14.9 | — | — | — | 14.9 | — | 14.9 |
| Balance, end of period | $ 8,521.0 | $ 2,768.1 | $11,289.1 | $(2,844.5) | $ (594.3) | $(3,438.8) | $ 5,676.5 | $ 2,173.8 | $ 7,850.3 |

| (In millions) | For the Year Ended December 31, 2023 | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Loans Receivable | | | Allowance for Credit Losses | | | Loans Receivable, Net | | |
| | Dealer Loans | Purchased Loans | Total | Dealer Loans | Purchased Loans | Total | Dealer Loans | Purchased Loans | Total |
| Balance, beginning of period | $ 6,074.8 | $ 3,090.7 | $ 9,165.5 | $(2,000.0) | $ (867.8) | $(2,867.8) | $ 4,074.8 | $ 2,222.9 | $ 6,297.7 |
| Finance charges | 1,575.5 | 925.5 | 2,501.0 | (528.8) | (216.8) | (745.6) | 1,046.7 | 708.7 | 1,755.4 |
| Provision for credit losses | — | — | — | (427.7) | (308.5) | (736.2) | (427.7) | (308.5) | (736.2) |
| New Consumer Loan assignments (1) | 2,933.7 | 1,214.1 | 4,147.8 | — | — | — | 2,933.7 | 1,214.1 | 4,147.8 |
| Collections (2) | (3,147.7) | (1,656.8) | (4,804.5) | — | — | — | (3,147.7) | (1,656.8) | (4,804.5) |
| Accelerated Dealer Holdback payments | 46.9 | — | 46.9 | — | — | — | 46.9 | — | 46.9 |
| Dealer Holdback payments | 235.9 | — | 235.9 | — | — | — | 235.9 | — | 235.9 |
| Transfers (3) | (100.9) | 100.9 | — | 35.8 | (35.8) | — | (65.1) | 65.1 | — |
| Write-offs | (566.6) | (723.8) | (1,290.4) | 566.6 | 723.8 | 1,290.4 | — | — | — |
| Recoveries (4) | 1.6 | 4.0 | 5.6 | (1.6) | (4.0) | (5.6) | — | — | — |
| Deferral of Loan origination costs | 12.3 | — | 12.3 | — | — | — | 12.3 | — | 12.3 |
| Balance, end of period | $ 7,065.5 | $ 2,954.6 | $10,020.1 | $(2,355.7) | $ (709.1) | $(3,064.8) | $ 4,709.8 | $ 2,245.5 | $ 6,955.3 |

| (In millions) | For the Year Ended December 31, 2022 | | | | | | | | |
| | Loans Receivable | | | Allowance for Credit Losses | | | Loans Receivable, Net | | |
| | Dealer Loans | Purchased Loans | Total | Dealer Loans | Purchased Loans | Total | Dealer Loans | Purchased Loans | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance, beginning of period | $ 5,655.1 | $ 3,694.7 | $ 9,349.8 | $(1,767.8) | $ (1,245.7) | $(3,013.5) | $ 3,887.3 | $ 2,449.0 | $ 6,336.3 |
| Finance charges | 1,391.0 | 997.8 | 2,388.8 | (442.4) | (260.1) | (702.5) | 948.6 | 737.7 | 1,686.3 |
| Provision for credit losses | — | — | — | (240.4) | (241.0) | (481.4) | (240.4) | (241.0) | (481.4) |
| New Consumer Loan assignments (1) | 2,530.0 | 1,095.3 | 3,625.3 | — | — | — | 2,530.0 | 1,095.3 | 3,625.3 |
| Collections (2) | (3,237.5) | (1,871.9) | (5,109.4) | — | — | — | (3,237.5) | (1,871.9) | (5,109.4) |
| Accelerated Dealer Holdback payments | 44.2 | — | 44.2 | — | — | — | 44.2 | — | 44.2 |
| Dealer Holdback payments | 186.6 | — | 186.6 | — | — | — | 186.6 | — | 186.6 |
| Transfers (3) | (72.1) | 72.1 | — | 18.3 | (18.3) | — | (53.8) | 53.8 | — |
| Write-offs | (433.4) | (900.4) | (1,333.8) | 433.4 | 900.4 | 1,333.8 | — | — | — |
| Recoveries (4) | 1.1 | 3.1 | 4.2 | (1.1) | (3.1) | (4.2) | — | — | — |
| Deferral of Loan origination costs | 9.8 | — | 9.8 | — | — | — | 9.8 | — | 9.8 |
| Balance, end of period | $ 6,074.8 | $ 3,090.7 | $ 9,165.5 | $(2,000.0) | $ (867.8) | $(2,867.8) | $ 4,074.8 | $ 2,222.9 | $ 6,297.7 |

(1) The Dealer Loans amount represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program. The Purchased Loans amount represents one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program.
(2) Represents repayments that we collected on Consumer Loans assigned under our programs.
(3) Under the Portfolio Program, certain events may result in Dealers forfeiting their rights to Dealer Holdback. We transfer the Dealer's outstanding Dealer Loan balance and related allowance for credit losses balance to Purchased Loans in the period this forfeiture occurs.
(4) The Dealer Loans amount represents net cash flows received (collections less any related Dealer Holdback payments) on Dealer Loans that were previously written off in full. The Purchased Loans amount represents collections received on Purchased Loans that were previously written off in full.

We recognize provision for credit losses on new Consumer Loan assignments for contractual net cash flows that were not expected to be realized at the time of assignment. We also recognize provision for credit losses on forecast changes in the amount and timing of expected future net cash flows subsequent to assignment. The following table summarizes the provision for credit losses for each of these components:

| (In millions) | For the Year Ended December 31, 2024 | | |
| Provision for Credit Losses | Dealer Loans | Purchased Loans | Total |
|---|---|---|---|
| New Consumer Loan assignments | $ 191.4 | $ 129.5 | $ 320.9 |
| Forecast changes | 345.9 | 147.9 | 493.8 |
| Total | $ 537.3 | $ 277.4 | $ 814.7 |

| (In millions) | For the Year Ended December 31, 2023 | | |
| Provision for Credit Losses | Dealer Loans | Purchased Loans | Total |
|---|---|---|---|
| New Consumer Loan assignments | $ 146.2 | $ 176.3 | $ 322.5 |
| Forecast changes | 281.5 | 132.2 | 413.7 |
| Total | $ 427.7 | $ 308.5 | $ 736.2 |

| (In millions) | For the Year Ended December 31, 2022 | | |
| Provision for Credit Losses | Dealer Loans | Purchased Loans | Total |
|---|---|---|---|
| New Consumer Loan assignments | $ 154.8 | $ 188.9 | $ 343.7 |
| Forecast changes | 85.6 | 52.1 | 137.7 |
| Total | $ 240.4 | $ 241.0 | $ 481.4 |

The net Loan income (finance charge revenue less provision for credit losses expense) that we recognize over the life of a Loan equals the cash we collect from the underlying Consumer Loan less the cash we pay to the Dealer. Under CECL, we are required to recognize:

- a significant provision for credit losses expense at the time of assignment for contractual net cash flows we do not expect to realize; and
- finance charge revenue in subsequent periods that is significantly in excess of our expected yields.

Additional information related to new Consumer Loan assignments is as follows:

| (In millions) | For the Year Ended December 31, 2024 | | |
|---|---|---|---|
| New Consumer Loan Assignments | Dealer Loans | Purchased Loans | Total |
| Contractual net cash flows at the time of assignment (1) | $ 5,613.6 | $ 2,126.0 | $ 7,739.6 |
| Expected net cash flows at the time of assignment (2) | 5,090.0 | 1,514.5 | 6,604.5 |
| Loans receivable at the time of assignment (3) | 3,578.3 | 1,040.1 | 4,618.4 |
| | | | |
| Provision for credit losses expense at the time of assignment | $ (191.4) | $ (129.5) | $ (320.9) |
| Expected future finance charges at the time of assignment (4) | 1,703.1 | 603.9 | 2,307.0 |
| Expected net Loan income at the time of assignment (5) | $ 1,511.7 | $ 474.4 | $ 1,986.1 |

| (In millions) | For the Year Ended December 31, 2023 | | |
|---|---|---|---|
| New Consumer Loan Assignments | Dealer Loans | Purchased Loans | Total |
| Contractual net cash flows at the time of assignment (1) | $ 4,579.3 | $ 2,438.1 | $ 7,017.4 |
| Expected net cash flows at the time of assignment (2) | 4,154.8 | 1,704.4 | 5,859.2 |
| Loans receivable at the time of assignment (3) | 2,933.7 | 1,214.1 | 4,147.8 |
| | | | |
| Provision for credit losses expense at the time of assignment | $ (146.2) | $ (176.3) | $ (322.5) |
| Expected future finance charges at the time of assignment (4) | 1,367.3 | 666.6 | 2,033.9 |
| Expected net Loan income at the time of assignment (5) | $ 1,221.1 | $ 490.3 | $ 1,711.4 |

| (In millions) | For the Year Ended December 31, 2022 | | |
|---|---|---|---|
| New Consumer Loan Assignments | Dealer Loans | Purchased Loans | Total |
| Contractual net cash flows at the time of assignment (1) | $ 3,874.4 | $ 2,185.9 | $ 6,060.3 |
| Expected net cash flows at the time of assignment (2) | 3,516.1 | 1,497.0 | 5,013.1 |
| Loans receivable at the time of assignment (3) | 2,530.0 | 1,095.3 | 3,625.3 |
| | | | |
| Provision for credit losses expense at the time of assignment | $ (154.8) | $ (188.9) | $ (343.7) |
| Expected future finance charges at the time of assignment (4) | 1,140.9 | 590.6 | 1,731.5 |
| Expected net Loan income at the time of assignment (5) | $ 986.1 | $ 401.7 | $ 1,387.8 |

(1) The Dealer Loans amount represents repayments that we were contractually owed at the time of assignment on Consumer Loans assigned under the Portfolio Program, less the related Dealer Holdback payments that we would be required to make if we collected all of the contractual repayments. The Purchased Loans amount represents repayments that we were contractually owed at the time of assignment on Consumer Loans assigned under the Purchase Program.
(2) The Dealer Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under the Portfolio Program, less the related Dealer Holdback payments that we expected to make. The Purchased Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under the Purchase Program.
(3) The Dealer Loans amount represents advances paid to Dealers on Consumer Loans assigned under the Portfolio Program. The Purchased Loans amount represents one-time payments made to Dealers to purchase Consumer Loans assigned under the Purchase Program.
(4) Represents revenue that is expected to be recognized on a level-yield basis over the lives of the Loans.
(5) Represents the amount that expected net cash flows at the time of assignment exceed Loans receivable at the time of assignment.

A summary of changes in expected future net cash flows is as follows:

| (In millions) | For the Year Ended December 31, 2024 | | |
|---|---|---|---|
| **Expected Future Net Cash Flows** | **Dealer Loans** | **Purchased Loans** | **Total** |
| Balance, beginning of period | $ 6,707.2 | $ 3,472.0 | $ 10,179.2 |
| New Consumer Loan assignments (1) | 5,090.0 | 1,514.5 | 6,604.5 |
| Realized net cash flows (2) | (3,275.3) | (1,641.0) | (4,916.3) |
| Forecast changes | (204.6) | (109.4) | (314.0) |
| Transfers (3) | (141.0) | 147.8 | 6.8 |
| Balance, end of period | $ 8,176.3 | $ 3,383.9 | $ 11,560.2 |

| (In millions) | For the Year Ended December 31, 2023 | | |
|---|---|---|---|
| **Expected Future Net Cash Flows** | **Dealer Loans** | **Purchased Loans** | **Total** |
| Balance, beginning of period | $ 5,637.9 | $ 3,395.5 | $ 9,033.4 |
| New Consumer Loan assignments (1) | 4,154.8 | 1,704.4 | 5,859.2 |
| Realized net cash flows (2) | (2,864.9) | (1,656.8) | (4,521.7) |
| Forecast changes | (125.3) | (81.0) | (206.3) |
| Transfers (3) | (95.3) | 109.9 | 14.6 |
| Balance, end of period | $ 6,707.2 | $ 3,472.0 | $ 10,179.2 |

| (In millions) | For the Year Ended December 31, 2022 | | |
|---|---|---|---|
| **Expected Future Net Cash Flows** | **Dealer Loans** | **Purchased Loans** | **Total** |
| Balance, beginning of period | $ 5,249.7 | $ 3,698.6 | $ 8,948.3 |
| New Consumer Loan assignments (1) | 3,516.1 | 1,497.0 | 5,013.1 |
| Realized net cash flows (2) | (3,006.7) | (1,871.9) | (4,878.6) |
| Forecast changes | (41.6) | (18.1) | (59.7) |
| Transfers (3) | (79.6) | 89.9 | 10.3 |
| Balance, end of period | $ 5,637.9 | $ 3,395.5 | $ 9,033.4 |

(1) The Dealer Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under the Portfolio Program, less the related Dealer Holdback payments that we expected to make. The Purchased Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under the Purchase Program.

(2) The Dealer Loans amount represents repayments that we collected on Consumer Loans assigned under the Portfolio Program, less the Dealer Holdback and Accelerated Dealer Holdback payments that we made. Purchased Loans amount represents repayments that we collected on Consumer Loans assigned under the Purchase Program.

(3) Under the Portfolio Program, certain events may result in Dealers forfeiting their rights to Dealer Holdback. We transfer the Dealer's outstanding Dealer Loan balance, related allowance for credit losses balance, and related expected future net cash flows to Purchased Loans in the period this forfeiture occurs.

**Credit Quality**

We monitor and evaluate the credit quality of Consumer Loans assigned under our Portfolio and Purchase Programs on a monthly basis by comparing our current forecasted collection rates to our prior forecasted collection rates and our initial expectations. For additional information regarding credit quality, see Note 2 to the consolidated financial statements. The following table compares our aggregated forecast of Consumer Loan collection rates as of December 31, 2024, with the aggregated forecasts as of December 31, 2023, as of December 31, 2022, and at the time of assignment, segmented by year of assignment:

| | Total Loans as of December 31, 2024 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Forecasted Collection Percentage as of (1) | | | | Current Forecast Variance from | | |
| Consumer Loan Assignment Year | December 31, 2024 | December 31, 2023 | December 31, 2022 | Initial Forecast | December 31, 2023 | December 31, 2022 | Initial Forecast |
| 2015 | 65.3% | 65.2% | 65.2% | 67.7 % | 0.1% | 0.1% | -2.4% |
| 2016 | 63.9% | 63.8% | 63.8% | 65.4 % | 0.1% | 0.1% | -1.5% |
| 2017 | 64.7% | 64.7% | 64.7% | 64.0 % | 0.0% | 0.0% | 0.7% |
| 2018 | 65.5% | 65.5% | 65.2% | 63.6 % | 0.0% | 0.3% | 1.9% |
| 2019 | 67.2% | 66.9% | 66.6% | 64.0 % | 0.3% | 0.6% | 3.2% |
| 2020 | 67.7% | 67.6% | 67.8% | 63.4 % | 0.1% | -0.1% | 4.3% |
| 2021 | 63.8% | 64.5% | 66.2% | 66.3 % | -0.7% | -2.4% | -2.5% |
| 2022 | 60.2% | 62.7% | 66.3% | 67.5 % | -2.5% | -6.1% | -7.3% |
| 2023 | 64.3% | 67.4% | — | 67.5 % | -3.1% | — | -3.2% |
| 2024 | 66.5% | — | — | 67.2 % | — | — | -0.7% |

| | Dealer Loans as of December 31, 2024 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Forecasted Collection Percentage as of (1) (2) | | | | Current Forecast Variance from | | |
| Consumer Loan Assignment Year | December 31, 2024 | December 31, 2023 | December 31, 2022 | Initial Forecast | December 31, 2023 | December 31, 2022 | Initial Forecast |
| 2015 | 64.6% | 64.6% | 64.5% | 67.5 % | 0.0% | 0.1% | -2.9% |
| 2016 | 63.1% | 63.0% | 63.0% | 65.1 % | 0.1% | 0.1% | -2.0% |
| 2017 | 64.1% | 64.0% | 64.0% | 63.8 % | 0.1% | 0.1% | 0.3% |
| 2018 | 64.9% | 64.9% | 64.6% | 63.6 % | 0.0% | 0.3% | 1.3% |
| 2019 | 66.8% | 66.5% | 66.3% | 63.9 % | 0.3% | 0.5% | 2.9% |
| 2020 | 67.5% | 67.4% | 67.7% | 63.3 % | 0.1% | -0.2% | 4.2% |
| 2021 | 63.5% | 64.2% | 66.0% | 66.3 % | -0.7% | -2.5% | -2.8% |
| 2022 | 59.5% | 62.0% | 65.8% | 67.3 % | -2.5% | -6.3% | -7.8% |
| 2023 | 63.1% | 66.4% | — | 66.8 % | -3.3% | — | -3.7% |
| 2024 | 65.4% | — | — | 66.3 % | — | — | -0.9% |

| | Purchased Loans as of December 31, 2024 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Forecasted Collection Percentage as of (1) (2) | | | | Current Forecast Variance from | | |
| Consumer Loan Assignment Year | December 31, 2024 | December 31, 2023 | December 31, 2022 | Initial Forecast | December 31, 2023 | December 31, 2022 | Initial Forecast |
| 2015 | 69.0% | 68.9% | 68.9% | 68.5 % | 0.1% | 0.1% | 0.5% |
| 2016 | 66.1% | 66.1% | 66.0% | 66.5 % | 0.0% | 0.1% | -0.4% |
| 2017 | 66.3% | 66.3% | 66.3% | 64.6 % | 0.0% | 0.0% | 1.7% |
| 2018 | 66.8% | 66.8% | 66.4% | 63.5 % | 0.0% | 0.4% | 3.3% |
| 2019 | 67.9% | 67.5% | 67.2% | 64.2 % | 0.4% | 0.7% | 3.7% |
| 2020 | 67.9% | 67.8% | 68.0% | 63.6 % | 0.1% | -0.1% | 4.3% |
| 2021 | 64.3% | 65.0% | 66.7% | 66.3 % | -0.7% | -2.4% | -2.0% |
| 2022 | 62.1% | 64.3% | 67.4% | 68.0 % | -2.2% | -5.3% | -5.9% |
| 2023 | 67.7% | 70.1% | — | 69.4 % | -2.4% | — | -1.7% |
| 2024 | 70.7% | — | — | 70.7 % | — | — | 0.0% |

(1) Represents the total forecasted collections we expect to collect on the Consumer Loans as a percentage of the repayments that we were contractually owed on the Consumer Loans at the time of assignment. Contractual repayments include both principal and interest. Forecasted collection rates are negatively impacted by canceled Consumer Loans as the contractual amount owed is not removed from the denominator for purposes of computing forecasted collection rates in the table.

(2) The forecasted collection rates presented for Dealer Loans and Purchased Loans reflect the Consumer Loan classification at the time of assignment.

We evaluate and adjust the expected collection rate for each Consumer Loan subsequent to assignment primarily through the monitoring of consumer payment behavior. The following table summarizes the past-due status of Consumer Loan assignments as of December 31, 2024 and December 31, 2023, segmented by year of assignment:

| (In millions) | Total Loans as of December 31, 2024 (1) (2) | | | | |
|---|---|---|---|---|---|
| | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
| Consumer Loan Assignment Year | Current (5) | Past Due 11-90 Days | Past Due Over 90 Days | | |
| 2019 and prior | $ 25.5 | $ 18.8 | $ 87.3 | $ 239.7 | $ 371.3 |
| 2020 | 113.3 | 64.2 | 179.1 | 25.7 | 382.3 |
| 2021 | 267.8 | 125.2 | 259.0 | 3.8 | 655.8 |
| 2022 | 795.2 | 269.8 | 371.7 | 1.0 | 1,437.7 |
| 2023 | 2,033.7 | 576.5 | 420.6 | — | 3,030.8 |
| 2024 | 4,412.3 | 819.1 | 179.8 | — | 5,411.2 |
| | $ 7,647.8 | $ 1,873.6 | $ 1,497.5 | $ 270.2 | $ 11,289.1 |

| (In millions) | Dealer Loans as of December 31, 2024 (1) | | | | |
|---|---|---|---|---|---|
| | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
| Consumer Loan Assignment Year | Current (5) | Past Due 11-90 Days | Past Due Over 90 Days | | |
| 2019 and prior | $ 11.3 | $ 8.2 | $ 39.7 | $ 132.4 | $ 191.6 |
| 2020 | 67.9 | 37.7 | 106.4 | 18.5 | 230.5 |
| 2021 | 180.2 | 82.6 | 171.0 | 3.0 | 436.8 |
| 2022 | 569.7 | 191.5 | 262.1 | 0.8 | 1,024.1 |
| 2023 | 1,487.0 | 429.4 | 312.8 | — | 2,229.2 |
| 2024 | 3,571.3 | 686.8 | 150.7 | — | 4,408.8 |
| | $ 5,887.4 | $ 1,436.2 | $ 1,042.7 | $ 154.7 | $ 8,521.0 |

(In millions)

**Purchased Loans as of December 31, 2024 (2)**

| Consumer Loan Assignment Year | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
|---|---|---|---|---|---|
| | Current (5) | Past Due 11-90 Days | Past Due Over 90 Days | | |
| 2019 and prior | $ 14.2 | $ 10.6 | $ 47.6 | $ 107.3 | $ 179.7 |
| 2020 | 45.4 | 26.5 | 72.7 | 7.2 | 151.8 |
| 2021 | 87.6 | 42.6 | 88.0 | 0.8 | 219.0 |
| 2022 | 225.5 | 78.3 | 109.6 | 0.2 | 413.6 |
| 2023 | 546.7 | 147.1 | 107.8 | — | 801.6 |
| 2024 | 841.0 | 132.3 | 29.1 | — | 1,002.4 |
| | $ 1,760.4 | $ 437.4 | $ 454.8 | $ 115.5 | $ 2,768.1 |

(In millions)

**Total Loans as of December 31, 2023 (1) (2)**

| Consumer Loan Assignment Year | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
|---|---|---|---|---|---|
| | Current (5) | Past Due 11-90 Days | Past Due Over 90 Days | | |
| 2018 and prior | $ 24.2 | $ 16.8 | $ 73.5 | $ 204.9 | $ 319.4 |
| 2019 | 150.7 | 83.8 | 237.6 | 39.5 | 511.6 |
| 2020 | 328.9 | 165.5 | 314.5 | 4.6 | 813.5 |
| 2021 | 596.6 | 262.1 | 368.7 | 0.7 | 1,228.1 |
| 2022 | 1,518.0 | 499.8 | 422.5 | — | 2,440.3 |
| 2023 | 3,888.7 | 666.5 | 152.0 | — | 4,707.2 |
| | $ 6,507.1 | $ 1,694.5 | $ 1,568.8 | $ 249.7 | $ 10,020.1 |

(In millions)

**Dealer Loans as of December 31, 2023 (1)**

| Consumer Loan Assignment Year | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
|---|---|---|---|---|---|
| | Current (5) | Past Due 11-90 Days | Past Due Over 90 Days | | |
| 2018 and prior | $ 11.7 | $ 7.9 | $ 35.0 | $ 117.8 | $ 172.4 |
| 2019 | 69.9 | 38.0 | 111.2 | 22.0 | 241.1 |
| 2020 | 201.7 | 98.0 | 190.4 | 3.5 | 493.6 |
| 2021 | 407.3 | 173.4 | 245.0 | 0.6 | 826.3 |
| 2022 | 1,109.4 | 360.4 | 303.5 | — | 1,773.3 |
| 2023 | 2,942.3 | 503.6 | 112.9 | — | 3,558.8 |
| | $ 4,742.3 | $ 1,181.3 | $ 998.0 | $ 143.9 | $ 7,065.5 |

(In millions)

**Purchased Loans as of December 31, 2023 (2)**

| Consumer Loan Assignment Year | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
|---|---|---|---|---|---|
| | Current (5) | Past Due 11-90 Days | Past Due Over 90 Days | | |
| 2018 and prior | $ 12.5 | $ 8.9 | $ 38.5 | $ 87.1 | $ 147.0 |
| 2019 | 80.8 | 45.8 | 126.4 | 17.5 | 270.5 |
| 2020 | 127.2 | 67.5 | 124.1 | 1.1 | 319.9 |
| 2021 | 189.3 | 88.7 | 123.7 | 0.1 | 401.8 |
| 2022 | 408.6 | 139.4 | 119.0 | — | 667.0 |
| 2023 | 946.4 | 162.9 | 39.1 | — | 1,148.4 |
| | $ 1,764.8 | $ 513.2 | $ 570.8 | $ 105.8 | $ 2,954.6 |

(1) As Consumer Loans are aggregated by Dealer for purposes of recognizing revenue and measuring credit losses, the Dealer Loan amount was estimated by allocating the balance of each Dealer Loan to the underlying Consumer Loans based on the forecasted future collections of each Consumer Loan.

(2) As certain Consumer Loans are aggregated by Dealer or month of purchase for purposes of recognizing revenue and measuring credit losses, the Purchased Loan amount was estimated by allocating the balance of certain Purchased Loans to the underlying Consumer Loans based on the forecasted future collections of each Consumer Loan.

(3) Represents the Loan balance attributable to Consumer Loans outstanding within their initial loan terms.

(4) Represents the Loan balance attributable to Consumer Loans outstanding beyond their initial loan terms.

(5) We consider a Consumer Loan to be current for purposes of forecasting expected collection rates if contractual repayments are less than 11 days past due.

The following table summarizes the write-offs for Consumer Loan assignments for the years ended December 31, 2024 and 2023, segmented by year of assignment:

| (In millions) | For the Year Ended December 31, 2024 | | |
|---|---|---|---|
| **Write-offs by Consumer Loan Assignment Year** | **Dealer Loans** | **Purchased Loans** | **Total** |
| 2019 and prior | $ 177.6 | $ 134.5 | $ 312.1 |
| 2020 | 110.5 | 73.5 | 184.0 |
| 2021 | 131.3 | 92.3 | 223.6 |
| 2022 | 175.0 | 139.8 | 314.8 |
| 2023 | 47.6 | 143.9 | 191.5 |
| 2024 | 16.3 | 50.7 | 67.0 |
| | $ 658.3 | $ 634.7 | $ 1,293.0 |

| (In millions) | For the Year Ended December 31, 2023 | | |
|---|---|---|---|
| **Write-offs by Consumer Loan Assignment Year** | **Dealer Loans** | **Purchased Loans** | **Total** |
| 2018 and prior | $ 120.6 | $ 104.8 | $ 225.4 |
| 2019 | 101.3 | 176.6 | 277.9 |
| 2020 | 107.0 | 101.9 | 208.9 |
| 2021 | 107.2 | 119.7 | 226.9 |
| 2022 | 113.3 | 158.0 | 271.3 |
| 2023 | 17.2 | 62.8 | 80.0 |
| | $ 566.6 | $ 723.8 | $ 1,290.4 |

During the second quarter of 2024, we applied an adjustment to our methodology for forecasting the amount of future net cash flows from our Loan portfolio, which reduced the forecasted collection rates for Consumer Loans assigned in 2022 through 2024. Consumer Loans assigned in 2022 had continued to underperform our expectations for several quarters. Consumer Loans assigned in 2023 had also begun exhibiting similar trends of underperformance, although not as severe as Consumer Loans assigned in 2022. During the second quarter of 2024, we determined that we had sufficient Consumer Loan performance experience to estimate the magnitude by which we expected Consumer Loans assigned in 2022 through 2024 would likely underperform our historical collection rates on Consumer Loans with similar characteristics. Accordingly, we applied an adjustment to Consumer Loans assigned in 2022 through 2024 to reduce forecasted collection rates to what we believed the ultimate collection rates would be based on these trends. Changes in the amount and timing of forecasted net cash flows are recognized in the period of change as a provision for credit losses. The implementation of this forecast adjustment during the second quarter of 2024 reduced forecasted net cash flows by $147.2 million, or 1.4%, and increased provision for credit losses by $127.5 million.

During the second quarter of 2023, we adjusted our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent Consumer Loan performance and Consumer Loan prepayment data. We had experienced a decrease in Consumer Loan prepayments to below-average levels and, as a result, slowed our forecasted net cash flow timing. Historically, Consumer Loan prepayments have been lower in periods with less availability of consumer credit. Changes in the amount and timing of forecasted net cash flows are recognized in the period of change as a provision for credit losses. The implementation of the adjustment to our forecasting methodology during the second quarter of 2023 reduced forecasted net cash flows by $44.5 million, or 0.5%, and increased provision for credit losses by $71.3 million.

The COVID-19 pandemic created conditions that increased the level of uncertainty associated with our estimate of the amount and timing of future net cash flows from our Loan portfolio. During the first quarter of 2020, we applied a subjective adjustment to our forecasting model to reflect our best estimate of the future impact of the COVID-19 pandemic on future net cash flows ("COVID forecast adjustment"), which reduced our estimate of future net cash flows by $162.2 million. We continued to apply the COVID forecast adjustment through the end of 2021, as it continued to represent our best estimate. During the first quarter of 2022, we determined that we had sufficient Consumer Loan performance experience since the lapse of federal stimulus payments and enhanced unemployment benefits to refine our estimate of future net cash flows. Accordingly, during the first quarter of 2022, we removed the COVID forecast adjustment and enhanced our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent data and new forecast variables.

The removal of the COVID forecast adjustment and the implementation of the enhanced forecasting methodology during the first quarter of 2022 impacted forecasted net cash flows and provision for credit losses as follows:

| (In millions) | Increase / (Decrease) in | |
| --- | --- | --- |
| Forecasting Methodology Changes | Forecasted Net Cash Flows | Provision for Credit Losses |
| Removal of COVID forecast adjustment | $ 149.5 | $ (118.5) |
| Implementation of enhanced forecasting methodology | (53.8) | 47.9 |
| Total | $ 95.7 | $ (70.6) |

## 6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

| (In millions) | As of December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Land and land improvements | $ 2.7 | $ 2.9 |
| Building and improvements | 17.6 | 58.8 |
| Data processing equipment and software | 44.1 | 50.0 |
| Office furniture and equipment | 2.2 | 2.6 |
| Total property and equipment | 66.6 | 114.3 |
| Less: Accumulated depreciation on property and equipment | (51.9) | (67.8) |
| Total property and equipment, net | $ 14.7 | $ 46.5 |

As the vast majority of our team members now work remotely, we had significant excess space in the two office buildings that we owned in Southfield, Michigan. During the second quarter of 2024, we sold the larger building for net sales proceeds of $3.2 million and recognized a loss on sale of the building of $23.7 million. The loss on sale of the building represented the amount by which the $26.9 million carrying value of the building and its improvements, the related land and land improvements, and office furniture and equipment exceeded the net sales proceeds of $3.2 million.

Depreciation expense on property and equipment was $6.7 million, $8.9 million, and $9.0 million for the years ended December 31, 2024, 2023, and 2022, respectively.

7.     **REINSURANCE**

A summary of reinsurance activity is as follows:

| (In millions) | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| Net assumed written premiums | $ 104.4 | $ 92.8 | $ 72.5 |
| Net premiums earned | 96.1 | 79.6 | 62.7 |
| Provision for claims | 73.5 | 70.7 | 46.4 |
| Amortization of capitalized acquisition costs | 2.4 | 1.9 | 1.5 |

The trust assets and related reinsurance liabilities are as follows:

| (In millions) | | As of December 31, | |
| --- | --- | --- | --- |
| | **Balance Sheet location** | **2024** | **2023** |
| Trust assets | Restricted cash and cash equivalents | $ 0.3 | $ 1.4 |
| Trust assets | Restricted securities available for sale | 106.4 | 93.2 |
| Unearned premium | Accounts payable and accrued liabilities | 75.9 | 67.6 |
| Claims reserve (1) | Accounts payable and accrued liabilities | 6.0 | 5.6 |

(1)   The claims reserve represents our liability for incurred-but-not-reported claims and is estimated based on historical claims experience.

The following tables present information about incurred and paid claims development for the five-year period ended December 31, 2024:

(Dollars in millions)

| | Cumulative Incurred Claims | | | | | As of December 31, 2024 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | As of December 31, | | | | | | Cumulative Number of Reported |
| **Incident Year** | **2020** | **2021** | **2022** | **2023** | **2024** | **Claims Reserve** | **Claims** |
| 2020 | $ 37.7 | $ 37.6 | $ 37.7 | $ 37.7 | $ 37.7 | $ — | 28,214 |
| 2021 | | 38.9 | 39.2 | 39.3 | 39.3 | — | 28,855 |
| 2022 | | | 46.0 | 47.7 | 47.8 | — | 30,492 |
| 2023 | | | | 68.9 | 69.2 | — | 38,725 |
| 2024 | | | | | 73.1 | 6.0 | 38,798 |
| Total | | | | | $ 267.1 | $ 6.0 | 165,084 |

| (In millions) | Cumulative Paid Claims | | | | |
| --- | --- | --- | --- | --- | --- |
| | As of December 31, | | | | |
| **Incident Year** | **2020** | **2021** | **2022** | **2023** | **2024** |
| 2020 | $ 35.4 | $ 37.6 | $ 37.7 | $ 37.7 | $ 37.7 |
| 2021 | | 36.5 | 39.2 | 39.3 | 39.3 |
| 2022 | | | 42.9 | 47.7 | 47.8 |
| 2023 | | | | 63.3 | 69.2 |
| 2024 | | | | | 67.1 |
| Total | | | | | $ 261.1 |

| | Average Annual Percentage Payout of Incurred Claims by Age | | | | |
| --- | --- | --- | --- | --- | --- |
| **Claim Age (Years)** | **1** | **2** | **3** | **4** | **5** |
| Payout Percentage | 91.7 % | 8.1 % | 0.2 % | — % | — % |

**8.      OTHER INCOME**

Other income consists of the following:

| (In millions) | For the Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2024** | | **2023** | | **2022** | |
| Ancillary product profit sharing | $ | 33.4 | $ | 34.1 | $ | 60.6 |
| Interest | | 26.2 | | 19.7 | | 6.6 |
| Remarketing fees | | 12.1 | | 10.7 | | 13.4 |
| Other | | 1.9 | | 2.4 | | 2.8 |
| Total | $ | 73.6 | $ | 66.9 | $ | 83.4 |

Ancillary product profit sharing consists of payments received from TPPs based upon the performance of vehicle service contracts and GAP contracts, and is recognized as income over the life of the vehicle service contracts and GAP contracts.

Interest consists of income earned on cash and cash equivalents, restricted cash and cash equivalents, and restricted securities available for sale. Interest income is generally recognized over time as it is earned. Interest income on restricted securities available for sale is recognized over the life of the underlying financial instruments using the interest method.

Remarketing fees consist of fees charged to Dealers that are retained from the sale of repossessed vehicles by Vehicle Remarketing Services, Inc. ("VRS"), our wholly owned subsidiary that is responsible for remarketing vehicles for Credit Acceptance. VRS coordinates vehicle repossessions with a nationwide network of repossession contractors, the redemption of the vehicles by the consumers, and the sale of the vehicles through a nationwide network of vehicle auctions. VRS recognizes income from the retained fees at the time of the sale and does not retain a fee if a repossessed vehicle is redeemed by the consumer prior to the sale.

The following table disaggregates our other income by major source of income and timing of the revenue recognition:

| (In millions) | For the Year Ended December 31, 2024 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Ancillary product profit sharing | | Interest | | Remarketing fees | | Other | | Total Other Income | |
| **Source of income** | | | | | | | | | | |
| Third-Party Providers | $ | 33.4 | $ | 26.2 | $ | — | $ | 0.5 | $ | 60.1 |
| Dealers | | — | | — | | 12.1 | | 1.4 | | 13.5 |
| Total | $ | 33.4 | $ | 26.2 | $ | 12.1 | $ | 1.9 | $ | 73.6 |
| | | | | | | | | | | |
| **Timing of revenue recognition** | | | | | | | | | | |
| Over time | $ | 33.4 | $ | 26.2 | $ | — | $ | 0.6 | $ | 60.2 |
| At a point in time | | — | | — | | 12.1 | | 1.3 | | 13.4 |
| Total | $ | 33.4 | $ | 26.2 | $ | 12.1 | $ | 1.9 | $ | 73.6 |

**9.      DEBT**

Debt consists of the following:

| (In millions) | As of December 31, 2024 | | | |
|---|---|---|---|---|
| | Principal Outstanding | Unamortized Debt Issuance Costs | Unamortized Discount | Carrying Amount |
| Revolving secured lines of credit (1) | $        0.1 | $        — | $        — | $        0.1 |
| Secured financing (2) | 5,391.8 | (29.0) | (1.3) | 5,361.5 |
| Senior notes | 1,000.0 | (8.7) | — | 991.3 |
| Mortgage note | — | — | — | — |
| Total debt | $     6,391.9 | $     (37.7) | $     (1.3) | $     6,352.9 |

| (In millions) | As of December 31, 2023 | | | |
|---|---|---|---|---|
| | Principal Outstanding | Unamortized Debt Issuance Costs | Unamortized Discount | Carrying Amount |
| Revolving secured lines of credit (1) | $       79.2 | $        — | $        — | $       79.2 |
| Secured financing (2) | 4,019.0 | (25.6) | (2.5) | 3,990.9 |
| Senior notes | 1,000.0 | (11.0) | — | 989.0 |
| Mortgage note | 8.4 | — | — | 8.4 |
| Total debt | $     5,106.6 | $     (36.6) | $     (2.5) | $     5,067.5 |

(1)   Excludes deferred debt issuance costs of $4.4 million and $4.2 million as of December 31, 2024 and December 31, 2023, respectively, which are included in other assets.
(2)   Warehouse facilities and Term ABS financings.

General information for each of our financing transactions in place as of December 31, 2024 is as follows:

(Dollars in millions)

| Financings | Wholly Owned Subsidiary | Maturity Date | | Financing Amount | Interest Rate Basis as of December 31, 2024 |
|---|---|---|---|---|---|
| Revolving Secured Line of Credit Facility | n/a | 06/22/27 | | $ 390.0 | At our option, either the Secured Overnight Financing Rate (SOFR) plus 197.5 basis points or the prime rate plus 87.5 basis points |
| RTP Facility | n/a | — | (1) | $ 20.0 | SOFR plus 197.5 basis points |
| Warehouse Facility II (2) | CAC Warehouse Funding LLC II | 09/20/27 | (3) | $ 500.0 | SOFR plus 185.0 basis points |
| Warehouse Facility IV (2) | CAC Warehouse Funding LLC IV | 12/29/26 | (3) | $ 300.0 | SOFR plus 221.4 basis points |
| Warehouse Facility V (2) | CAC Warehouse Funding LLC V | 12/29/27 | (4) | $ 250.0 | SOFR plus 185.0 basis points |
| Warehouse Facility VI (2) | CAC Warehouse Funding LLC VI | 09/30/26 | (3) | $ 75.0 | SOFR plus 210.0 basis points |
| Warehouse Facility VIII (2) | CAC Warehouse Funding LLC VIII | 09/21/26 | (3) | $ 200.0 | SOFR plus 225.0 basis points |
| Term ABS 2019-2 (2) | Credit Acceptance Funding LLC 2019-2 | 09/15/26 | (5) | $ 500.0 | Fixed rate |
| Term ABS 2021-1 (2) | Credit Acceptance Funding LLC 2021-1 | 02/17/26 | (5) | $ 100.0 | SOFR plus 220.0 basis points |
| Term ABS 2021-4 (2) | Credit Acceptance Funding LLC 2021-4 | 10/16/23 | (3) | $ 250.1 | Fixed rate |
| Term ABS 2022-1 (2) | Credit Acceptance Funding LLC 2022-1 | 06/17/24 | (3) | $ 350.0 | Fixed rate |
| Term ABS 2022-2 (2) | Credit Acceptance Funding LLC 2022-2 | 06/15/27 | (5) | $ 300.0 | SOFR plus 246.4 basis points |
| Term ABS 2022-3 (2) | Credit Acceptance Funding LLC 2022-3 | 10/15/24 | (3) | $ 389.9 | Fixed rate |
| Term ABS 2023-1 (2) | Credit Acceptance Funding LLC 2023-1 | 03/17/25 | (3) | $ 400.0 | Fixed rate |
| Term ABS 2023-2 (2) | Credit Acceptance Funding LLC 2023-2 | 05/15/25 | (3) | $ 400.0 | Fixed rate |
| Term ABS 2023-3 (2) | Credit Acceptance Funding LLC 2023-3 | 08/15/25 | (3) | $ 400.0 | Fixed rate |
| Term ABS 2023-A (2) | Credit Acceptance Funding LLC 2023-A | 12/15/25 | (5) | $ 200.0 | Fixed rate |
| Term ABS 2023-5 (2) | Credit Acceptance Funding LLC 2023-5 | 12/15/25 | (3) | $ 294.0 | Fixed rate |
| Term ABS 2024-A (2) | Credit Acceptance Funding LLC 2024-A | 02/15/27 | (5) | $ 200.0 | Fixed rate |
| Term ABS 2024-1 (2) | Credit Acceptance Funding LLC 2024-1 | 03/16/26 | (3) | $ 500.0 | Fixed rate |
| Term ABS 2024-2 (2) | Credit Acceptance Funding LLC 2024-2 | 06/15/26 | (3) | $ 550.0 | Fixed rate |
| Term ABS 2024-3 (2) | Credit Acceptance Funding LLC 2024-3 | 09/15/26 | (3) | $ 600.0 | Fixed rate |
| Term ABS 2024-B (2) | Credit Acceptance Funding LLC 2024-B | 12/15/27 | (5) | $ 300.0 | Fixed rate |
| 2026 Senior Notes | n/a | 03/15/26 | | $ 400.0 | Fixed rate |
| 2028 Senior Notes | n/a | 12/15/28 | | $ 600.0 | Fixed rate |

(1) Borrowings are subject to repayment on demand.
(2) Financing made available only to a specified subsidiary of the Company.
(3) Represents the revolving maturity date. The outstanding balance will amortize after the revolving maturity date based on the cash flows of the pledged assets.
(4) Represents the revolving maturity date. The outstanding balance will amortize after the revolving maturity date and any amounts remaining on December 27, 2029 will be due on that date.
(5) Represents the revolving maturity date. The Company has the option to redeem and retire the indebtedness after the revolving maturity date. If we do not elect this option, the outstanding balance will amortize based on the cash flows of the pledged assets.

Additional information related to the amounts outstanding on each facility is as follows:

| (In millions) | For the Years Ended December 31, | | | |
|---|---|---|---|---|
| | 2024 | | 2023 | |
| **Revolving Secured Lines of Credit** | | | | |
| Maximum outstanding principal balance | $ | 342.0 | $ | 355.5 |
| Average outstanding principal balance | | 127.0 | | 156.8 |
| **Warehouse Facility II** | | | | |
| Maximum outstanding principal balance | $ | 251.0 | $ | 201.0 |
| Average outstanding principal balance | | 94.4 | | 74.3 |
| **Warehouse Facility IV** | | | | |
| Maximum outstanding principal balance | $ | — | $ | 100.0 |
| Average outstanding principal balance | | — | | 14.0 |
| **Warehouse Facility V** | | | | |
| Maximum outstanding principal balance | $ | 100.0 | $ | 82.0 |
| Average outstanding principal balance | | 5.7 | | 5.2 |
| **Warehouse Facility VI** | | | | |
| Maximum outstanding principal balance | $ | 75.0 | $ | — |
| Average outstanding principal balance | | 36.5 | | — |
| **Warehouse Facility VIII** | | | | |
| Maximum outstanding principal balance | $ | 100.0 | $ | 82.0 |
| Average outstanding principal balance | | 19.4 | | 5.2 |

(Dollars in millions)

| | | As of December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| **Revolving Secured Lines of Credit** | | | | |
| Principal balance outstanding | $ | 0.1 | $ | 79.2 |
| Amount available for borrowing (1) | | 409.9 | | 330.8 |
| Interest rate | | 6.37 % | | 7.33 % |
| **Warehouse Facility II** | | | | |
| Principal balance outstanding | $ | — | $ | — |
| Amount available for borrowing  (1) | | 500.0 | | 400.0 |
| Loans pledged as collateral | | — | | — |
| Restricted cash and cash equivalents pledged as collateral | | 2.5 | | 1.0 |
| Interest rate | | — % | | — % |
| **Warehouse Facility IV** | | | | |
| Principal balance outstanding | $ | — | $ | — |
| Amount available for borrowing (1) | | 300.0 | | 300.0 |
| Loans pledged as collateral | | — | | — |
| Restricted cash and cash equivalents pledged as collateral | | — | | 1.5 |
| Interest rate | | — % | | — % |
| **Warehouse Facility V** | | | | |
| Principal balance outstanding | $ | — | $ | — |
| Amount available for borrowing (1) | | 250.0 | | 200.0 |
| Loans pledged as collateral | | — | | — |
| Restricted cash and cash equivalents pledged as collateral | | 1.0 | | 1.0 |
| Interest rate | | — % | | — % |
| **Warehouse Facility VI** | | | | |
| Principal balance outstanding | $ | — | $ | — |
| Amount available for borrowing (1) | | 75.0 | | 75.0 |
| Loans pledged as collateral | | — | | — |
| Restricted cash and cash equivalents pledged as collateral | | — | | — |
| Interest rate | | — % | | — % |
| **Warehouse Facility VIII** | | | | |
| Principal balance outstanding | $ | — | $ | — |
| Amount available for borrowing (1) | | 200.0 | | 200.0 |
| Loans pledged as collateral | | — | | — |
| Restricted cash and cash equivalents pledged as collateral | | — | | 0.8 |
| Interest rate | | — % | | — % |
| **Term ABS 2019-2** | | | | |
| Principal balance outstanding | $ | 500.0 | $ | 500.0 |
| Loans pledged as collateral | | 529.0 | | 597.3 |
| Restricted cash and cash equivalents pledged as collateral | | 41.7 | | 47.6 |
| Interest rate | | 5.43 % | | 5.15 % |
| **Term ABS 2020-3** | | | | |
| Principal balance outstanding | $ | — | $ | 110.3 |
| Loans pledged as collateral | | — | | 418.4 |
| Restricted cash and cash equivalents pledged as collateral | | — | | 42.3 |
| Interest rate | | — % | | 2.06 % |
| **Term ABS 2021-1** | | | | |
| Principal balance outstanding | $ | 100.0 | $ | 100.0 |
| Loans pledged as collateral | | 112.0 | | 112.8 |
| Restricted cash and cash equivalents pledged as collateral | | 8.7 | | 8.8 |
| Interest rate | | 6.60 % | | 7.56 % |

| (Dollars in millions) | As of December 31, | | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| **Term ABS 2021-2** | | | | |
| Principal balance outstanding | $ | — | $ | 188.2 |
| Loans pledged as collateral | | — | | 415.5 |
| Restricted cash and cash equivalents pledged as collateral | | — | | 37.3 |
| Interest rate | | — % | | 1.38 % |
| **Term ABS 2021-3** | | | | |
| Principal balance outstanding | $ | — | $ | 265.0 |
| Loans pledged as collateral | | — | | 396.3 |
| Restricted cash and cash equivalents pledged as collateral | | — | | 33.8 |
| Interest rate | | — % | | 1.24 % |
| **Term ABS 2021-4** | | | | |
| Principal balance outstanding | $ | 63.6 | $ | 221.6 |
| Loans pledged as collateral | | 167.0 | | 255.2 |
| Restricted cash and cash equivalents pledged as collateral | | 16.4 | | 21.0 |
| Interest rate | | 1.89 % | | 1.46 % |
| **Term ABS 2022-1** | | | | |
| Principal balance outstanding | $ | 236.6 | $ | 350.0 |
| Loans pledged as collateral | | 310.0 | | 378.2 |
| Restricted cash and cash equivalents pledged as collateral | | 24.9 | | 27.4 |
| Interest rate | | 5.24 % | | 5.03 % |
| **Term ABS 2022-2** | | | | |
| Principal balance outstanding | $ | 300.0 | $ | 200.0 |
| Loans pledged as collateral | | 406.0 | | 212.1 |
| Restricted cash and cash equivalents pledged as collateral | | 25.2 | | 14.7 |
| Interest rate | | 7.29 % | | 7.66 % |
| **Term ABS 2022-3** | | | | |
| Principal balance outstanding | $ | 347.6 | $ | 389.9 |
| Loans pledged as collateral | | 395.2 | | 418.9 |
| Restricted cash and cash equivalents pledged as collateral | | 29.1 | | 28.9 |
| Interest rate | | 7.82 % | | 7.68 % |
| **Term ABS 2023-1** | | | | |
| Principal balance outstanding | $ | 400.0 | $ | 400.0 |
| Loans pledged as collateral | | 453.0 | | 611.6 |
| Restricted cash and cash equivalents pledged as collateral | | 33.1 | | 38.5 |
| Interest rate | | 6.92 % | | 6.92 % |
| **Term ABS 2023-2** | | | | |
| Principal balance outstanding | $ | 400.0 | $ | 400.0 |
| Loans pledged as collateral | | 533.3 | | 701.7 |
| Restricted cash and cash equivalents pledged as collateral | | 36.8 | | 42.0 |
| Interest rate | | 6.39 % | | 6.39 % |
| **Term ABS 2023-3** | | | | |
| Principal balance outstanding | $ | 400.0 | $ | 400.0 |
| Loans pledged as collateral | | 524.9 | | 643.8 |
| Restricted cash and cash equivalents pledged as collateral | | 36.5 | | 40.3 |
| Interest rate | | 6.86 % | | 6.86 % |

| (Dollars in millions) | As of December 31, | | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| **Term ABS 2023-A** | | | | |
| Principal balance outstanding | $ | 200.0 | $ | 200.0 |
| Loans pledged as collateral | | 252.0 | | 273.4 |
| Restricted cash and cash equivalents pledged as collateral | | 17.7 | | 17.2 |
| Interest rate | | 7.51 % | | 7.51 % |
| **Term ABS 2023-5** | | | | |
| Principal balance outstanding | $ | 294.0 | $ | 294.0 |
| Loans pledged as collateral | | 398.7 | | 433.9 |
| Restricted cash and cash equivalents pledged as collateral | | 32.9 | | 52.2 |
| Interest rate | | 6.54 % | | 6.54 % |
| **Term ABS 2024-A** | | | | |
| Principal balance outstanding | $ | 200.0 | $ | — |
| Loans pledged as collateral | | 248.4 | | — |
| Restricted cash and cash equivalents pledged as collateral | | 18.1 | | — |
| Interest rate | | 7.45 % | | — % |
| **Term ABS 2024-1** | | | | |
| Principal balance outstanding | $ | 500.0 | $ | — |
| Loans pledged as collateral | | 553.3 | | — |
| Restricted cash and cash equivalents pledged as collateral | | 45.0 | | — |
| Interest rate | | 6.01 % | | — % |
| **Term ABS 2024-2** | | | | |
| Principal balance outstanding | $ | 550.0 | $ | — |
| Loans pledged as collateral | | 646.8 | | — |
| Restricted cash and cash equivalents pledged as collateral | | 42.0 | | — |
| Interest rate | | 6.21 % | | — % |
| **Term ABS 2024-3** | | | | |
| Principal balance outstanding | $ | 600.0 | $ | — |
| Loans pledged as collateral | | 700.9 | | — |
| Restricted cash and cash equivalents pledged as collateral | | 51.5 | | — |
| Interest rate | | 4.91 % | | — % |
| **Term ABS 2024-B** | | | | |
| Principal balance outstanding | $ | 300.0 | $ | — |
| Loans pledged as collateral | | 425.8 | | — |
| Restricted cash and cash equivalents pledged as collateral | | 37.9 | | — |
| Interest rate | | 6.13 % | | — % |
| **2026 Senior Notes** | | | | |
| Principal balance outstanding | $ | 400.0 | $ | 400.0 |
| Interest rate | | 6.625 % | | 6.625 % |
| **2028 Senior Notes** | | | | |
| Principal balance outstanding | $ | 600.0 | $ | 600.0 |
| Interest rate | | 9.250 % | | 9.250 % |
| **Mortgage Note** | | | | |
| Principal balance outstanding | $ | — | $ | 8.4 |
| Interest rate | | — % | | 6.88 % |

(1)   Availability may be limited by the amount of assets pledged as collateral.

**Revolving Secured Lines of Credit**

We have two revolving secured lines of credit: (1) a $390.0 million revolving secured line of credit facility, to which we refer as our revolving secured line of credit facility, with a commercial bank syndicate and (2) an uncommitted $20.0 million revolving secured line of credit facility, to which we refer as the RTP facility, with a lender for use solely in facilitating payments by the Company through the lender's real-time payments service.

Borrowings under our revolving secured line of credit facility, including any letters of credit issued under the facility, are subject to a borrowing-base limitation. This limitation equals 80% of the Dealer Loans Receivable constituting revolving credit facility collateral and 80% of Purchased Contract Balances constituting revolving credit facility collateral (each as defined in the agreement governing our revolving secured line of credit facility), less a hedging reserve (not exceeding $1.0 million), and less the amount of other outstanding debt secured by the collateral that secures our revolving secured line of credit facility. Borrowings under our revolving secured line of credit facility are secured by a lien on most of our assets that do not secure obligations under our Warehouse facilities or Term ABS financings.

Borrowings under the RTP facility are secured by a lien on the same collateral that secures obligations under our revolving secured line of credit facility. The RTP facility terminates automatically if the lender ceases to be part of the commercial bank syndicate under our revolving secured line of credit facility or if its lending commitments under our revolving secured line of credit facility are terminated.

**Warehouse Facilities**

We have five Warehouse facilities with total borrowing capacity of $1,325.0 million. Each of the facilities is with a different lender or group of lenders. Under each Warehouse facility, we can convey Loans to the applicable wholly owned subsidiary in return for cash and/or an increase in the value of our equity in such subsidiary. In turn, each such subsidiary pledges the Loans as collateral to secure financing that will fund the cash portion of the purchase price of the Loans. The financing provided to each such subsidiary under the applicable facility is generally limited to the lesser of 80% of the outstanding balance of the conveyed Loans, as determined in accordance with the applicable agreement, plus certain restricted cash and cash equivalents pledged as collateral, or the facility limit.

The financings create indebtedness for which the subsidiaries are liable and which is secured by all the assets of each subsidiary. Such indebtedness is non-recourse to us (other than customary, limited recourse to us in the form of repurchase obligations or indemnification obligations for any violations by us of our representations or obligations as seller, servicer, or custodian), even though we are consolidated for financial reporting purposes with the subsidiaries. Because the subsidiaries are organized as bankruptcy-remote legal entities separate from us, their assets (including the conveyed Loans) are not available to any creditors other than the creditors of the applicable subsidiary.

The subsidiaries pay us a monthly servicing fee equal to either 4% or 6%, depending upon the facility, of the collections received with respect to the conveyed Loans. The servicing fee is paid out of the collections. Except for the servicing fee and holdback payments due to Dealers, if a facility is amortizing, we do not have any rights in any portion of such collections until all outstanding principal, accrued and unpaid interest, fees, and other related costs have been paid in full. If a facility is in its revolving period, the applicable subsidiary is entitled to the portion of such collections available after the payment of interest and transaction expenses under the facility, provided that the borrowing base requirements of the facility are satisfied.

**Term ABS Financings**

We have wholly owned subsidiaries (the "Funding LLCs") that have completed secured financing transactions with qualified institutional investors or lenders. In connection with each of these transactions, we conveyed Loans on an arms-length basis to a Funding LLC for cash and the sole membership interest in that Funding LLC. In turn, each Funding LLC, other than the Funding LLCs for the Term ABS 2019-2, 2021-1, 2022-2, 2023-A, and 2024-B financings, conveyed the Loans to the respective trusts that issued notes to qualified institutional investors. The Funding LLCs for the Term ABS 2019-2, 2021-1, 2022-2, 2023-A, and 2024-B financings pledged the Loans for the benefit of their respective lenders. The Term ABS 2021-4, 2023-1, 2023-2, 2023-3, 2023-A, 2023-5, 2024-A, 2024-1, 2024-2, and 2024-3 financings each consist of three classes of notes (or, in the case of the Term ABS 2023-A and Term ABS 2024-B, three classes of loans), while the Term ABS 2022-1 and Term ABS 2022-3 financings consist of four classes of notes.

Each Term ABS financing at the time of issuance has a specified revolving period during which we are likely to convey additional Loans to the applicable Funding LLC. Each Funding LLC (other than the Funding LLCs of the Term ABS 2019-2, 2021-1, 2022-2, 2023-A, and 2024-B financings) will then convey the Loans to its respective trust. At the end of the applicable revolving period, the debt outstanding under each financing will begin to amortize.

The Term ABS financings create indebtedness for which the applicable trust or Funding LLC is liable and which is secured by all the assets of the applicable trust or Funding LLC. Such indebtedness is non-recourse to us (other than customary, limited recourse to us in the form of repurchase obligations or indemnification obligations for any violations by us of our representations or obligations as seller, servicer, or custodian), even though we are consolidated for financial reporting purposes with the trusts and the Funding LLCs. Because the trusts and the Funding LLCs are organized as bankruptcy-remote legal entities separate from us, their assets (including the conveyed Loans) are not available to any creditors other than the creditors of the applicable subsidiary. We receive a monthly servicing fee on each financing equal to 4% of the collections received with respect to the conveyed Loans. The fee is paid out of the collections. Except for the servicing fee and Dealer Holdback payments due to Dealers, if a Term ABS financing is amortizing, we do not have any rights in any portion of such collections until all outstanding principal, accrued and unpaid interest, fees, and other related costs have been paid in full. If a Term ABS financing is in its revolving period, the applicable trust or Funding LLC is entitled to the portion of such collections available after application of any amounts necessary to acquire additional Loans from us and to pay accrued interest on the debt and any other transaction expenses, provided that any necessary principal payments are made to compensate for certain reductions in the balance of eligible loans or, in the case of the Term ABS 2019-2 financing and Term ABS financings occurring after the Term ABS 2021-3 financing, certain reductions in forecasted collections. In addition, in our capacity as servicer of the Loans, we have a limited right to exercise a "clean-up call" option to purchase Loans from the Funding LLCs and/or the trusts under certain specified circumstances. For those Funding LLCs with a trust, when the trust's indebtedness is paid in full, either through collections or through a prepayment of the indebtedness, the trust is to pay any remaining collections over to its Funding LLC as the sole beneficiary of the trust. For all Funding LLCs, after the indebtedness is paid in full, any remaining collections will ultimately be available to be distributed to us as the sole member of the respective Funding LLC.

**Senior Notes**

On December 19, 2023, we issued $600.0 million aggregate principal amount of 9.250% senior notes due 2028 (the "2028 senior notes"). The 2028 senior notes were issued pursuant to an indenture, dated as of December 19, 2023, among the Company, as issuer, the Company's subsidiaries Buyers Vehicle Protection Plan, Inc. and Vehicle Remarketing Services, Inc., as guarantors (collectively, the "Guarantors"), and the trustee under the indenture.

The 2028 senior notes mature on December 15, 2028 and bear interest at a rate of 9.250% per annum, computed on the basis of a 360-day year composed of twelve 30-day months and payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2024. We used a portion of the net proceeds from the 2028 senior notes to repurchase or redeem all of the $400.0 million outstanding principal amount of our 5.125% senior notes due 2024 (the "2024 senior notes"), of which $322.3 million was repurchased on December 19, 2023 and the remaining $77.7 million was redeemed on December 31, 2023. We used the remaining net proceeds from the 2028 senior notes for general corporate purposes. During the fourth quarter of 2023, we recognized a pre-tax loss on extinguishment of debt of $1.8 million related to the repurchase and redemption of the 2024 senior notes.

On March 7, 2019, we issued $400.0 million aggregate principal amount of 6.625% senior notes due 2026 (the "2026 senior notes"). The 2026 senior notes were issued pursuant to an indenture, dated as of March 7, 2019, among the Company, as issuer, the Guarantors and the trustee under the indenture.

The 2026 senior notes mature on March 15, 2026 and bear interest at a rate of 6.625% per annum, computed on the basis of a 360-day year composed of twelve 30-day months and payable semi-annually on March 15 and September 15 of each year, beginning on September 15, 2019. We used the net proceeds from the offering of the 2026 senior notes for general corporate purposes, including repayment of outstanding borrowings under our revolving secured line of credit facility.

The 2028 senior notes and 2026 senior notes (the "senior notes") are guaranteed on a senior basis by the Guarantors, which are also guarantors of obligations under our revolving secured line of credit facility. Other existing and future subsidiaries of ours may become guarantors of the senior notes in the future. The indentures for the senior notes provide for a guarantor of the senior notes to be released from its obligations under its guarantee of the senior notes under specified circumstances.

**Mortgage Note**

We had a mortgage note with a commercial bank that was secured by a first mortgage lien on a building acquired by us and an assignment of all leases, rents, revenues, and profits under all present and future leases of the building. The note was paid off in full during the second quarter of 2024 in connection with the sale of the related building.

**Principal Debt Maturities**

The scheduled principal maturities of our debt as of December 31, 2024 are as follows:

(In millions)

| Year | Revolving Secured Lines of Credit Facility | Warehouse Facilities | Term ABS Financings (1) | Senior Notes | Total |
|---|---|---|---|---|---|
| 2025 | $ — | $ — | $ 1,249.6 | $ — | $ 1,249.6 |
| 2026 | — | — | 2,146.9 | 400.0 | 2,546.9 |
| 2027 | 0.1 | — | 1,924.7 | — | 1,924.8 |
| 2028 | — | — | 70.6 | 600.0 | 670.6 |
| 2029 | — | — | — | — | — |
| Thereafter | — | — | — | — | — |
| Total | $ 0.1 | $ — | $ 5,391.8 | $ 1,000.0 | $ 6,391.9 |

(1)   The principal maturities of the Term ABS financings are estimated based on forecasted collections.

**Debt Covenants**

As of December 31, 2024, we were in compliance with our covenants under our revolving secured line of credit facility, our Warehouse facilities, our Term ABS financings, the senior notes indentures, and the RTP Facility.

Our revolving secured line of credit facility and our Warehouse facilities include covenants that require the maintenance of certain financial ratios and other financial conditions. These covenants require a minimum ratio of (1) our net earnings, adjusted for specified items, before income taxes, depreciation, amortization, and fixed charges to (2) our fixed charges, as defined in the agreements. These covenants also limit the maximum ratio of our funded debt less unrestricted cash and cash equivalents to tangible net worth. Some of these covenants may indirectly limit the repurchase of common stock or payment of dividends on common stock. Our Warehouse facilities and Term ABS financings contain covenants that measure the performance of the conveyed assets.

**10.      INCOME TAXES**

**Income Tax Provision**

The income tax provision consists of the following:

| (In millions) | For the Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2024** | | **2023** | | **2022** | |
| Income before provision for income taxes: | $ | 329.5 | $ | 367.6 | $ | 711.7 |
| Current provision for income taxes: | | | | | | |
| Federal | | 116.1 | | 97.1 | | 152.7 |
| State | | 32.9 | | 20.2 | | 28.5 |
| | | 149.0 | | 117.3 | | 181.2 |
| Deferred provision for income taxes: | | | | | | |
| Federal | | (47.9) | | (26.4) | | (10.8) |
| State | | (22.5) | | (11.6) | | 3.1 |
| | | (70.4) | | (38.0) | | (7.7) |
| Interest and penalties expense: | | | | | | |
| Interest | | 3.0 | | 2.2 | | 2.4 |
| Penalties | | — | | — | | — |
| | | 3.0 | | 2.2 | | 2.4 |
| Provision for income taxes | $ | 81.6 | $ | 81.5 | $ | 175.9 |

**Deferred Taxes**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following:

| (In millions) | As of December 31, | | | |
|---|---|---|---|---|
| | **2024** | | **2023** | |
| Deferred tax assets: | | | | |
| Allowance for credit losses | $ | 831.7 | $ | 741.2 |
| Stock-based compensation | | 14.3 | | 14.6 |
| Deferred state net operating loss | | 25.3 | | 13.7 |
| Other, net | | 15.2 | | 14.1 |
| Total deferred tax assets | | 886.5 | | 783.6 |
| Deferred tax liabilities: | | | | |
| Valuation of Loans receivable | | 1,195.8 | | 1,158.9 |
| Deferred Loan origination costs | | 1.8 | | 1.6 |
| Other, net | | 8.0 | | 12.3 |
| Total deferred tax liabilities | | 1,205.6 | | 1,172.8 |
| Net deferred tax liability | $ | 319.1 | $ | 389.2 |

The deferred state net operating loss tax asset arising from the operating loss carryforward for state income tax purposes is expected to expire at various times beginning in 2034, if not utilized. We do not anticipate expiration of the net operating loss carryforwards prior to their utilization.

**Effective Income Tax Rate**

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate is as follows:

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| U.S. federal statutory income tax rate | 21.0% | 21.0 % | 21.0 % |
| State and local income taxes | 3.1% | 2.7 % | 3.8 % |
| Non-deductible executive compensation expense | 2.1% | 1.3 % | 0.5 % |
| Excess tax benefits from stock-based compensation plans | -1.6% | -3.0 % | -0.8 % |
| Other | 0.2% | 0.2 % | 0.2 % |
| Effective income tax rate | 24.8% | 22.2 % | 24.7 % |

State and local income taxes

For the year ended December 31, 2024, the impact of state and local income taxes on our effective income tax rate increased from 2023, primarily due to an adjustment to an uncertain tax position estimate for state income taxes during the second quarter of 2024 and changes in state tax laws that were enacted during the second quarter of 2024.

For the year ended December 31, 2023, the impact of state and local income taxes on our effective income tax rate decreased from 2022 primarily due to the settlement of an uncertain tax position for state income taxes during the second quarter of 2023.

Non-deductible executive compensation expense

We recognize non-deductible executive compensation expense as an increase of provision for income taxes or a reduction of benefit for income taxes. For the year ended December 31, 2024, the impact of non-deductible executive compensation expense on our effective income tax rate increased from 2023, primarily due to an increase in non-deductible executive compensation expense.

Excess tax benefits from stock-based compensation

We recognize an excess tax benefit or tax deficiency when the deduction for the stock-based compensation expense of a stock award for tax purposes differs from the cumulative stock-based compensation expense recognized in the financial statements. The excess tax benefit or tax deficiency is recognized in provision for income taxes in the period in which the amount of the deduction is determined, which is when restricted stock vests, restricted stock units are settled in common stock, or stock options are exercised. Excess tax benefits reduce our effective income tax rate, while tax deficiencies increase our effective income tax rate. The decrease in the impact of excess tax benefits on our effective income tax rate for the year ended December 31, 2024 as compared to 2023 was primarily due to a decrease in the number of restricted stock units that were settled in common stock during 2024 due to the timing of long-term stock award grants.

**Unrecognized Tax Benefits**

The following table is a summary of changes in gross unrecognized tax benefits:

| (In millions) | For the Years Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2024** | | **2023** | | **2022** | |
| Unrecognized tax benefits at January 1, | $ | 61.0 | $ | 57.1 | $ | 49.4 |
| Additions for tax positions of the current year | | 20.3 | | 16.2 | | 14.5 |
| Additions for tax positions of prior years | | 2.8 | | — | | — |
| Reductions for tax positions of prior years | | (0.2) | | (0.1) | | — |
| Settlements | | (3.2) | | (3.7) | | — |
| Reductions as a result of a lapse of the statute of limitations | | (7.7) | | (8.5) | | (6.8) |
| Unrecognized tax benefits at December 31, | $ | 73.0 | $ | 61.0 | $ | 57.1 |

The total amount of gross unrecognized tax benefits that, if recognized, would favorably affect our effective income tax rate in future periods was $73.0 million as of December 31, 2024. As of December 31, 2024, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits in the next twelve months. Accrued interest related to uncertain tax positions was $17.9 million and $15.1 million as of December 31, 2024 and 2023, respectively.

We are subject to income tax in federal, state, and local jurisdictions. We are generally no longer subject to tax examinations on federal returns filed for years prior to 2021 and state and local returns filed for years prior to 2018.

## 11.    NET INCOME PER SHARE

Basic net income per share has been computed by dividing net income by the basic number of weighted average shares outstanding. Diluted net income per share has been computed by dividing net income by the diluted number of weighted average shares outstanding using the treasury stock method.  The share effect is as follows:

|  | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2023 | 2022 |
| Weighted average shares outstanding: | | | |
| Common shares | 12,159,941 | 12,728,888 | 13,197,912 |
| Vested restricted stock units | 163,320 | 224,536 | 365,973 |
| Basic number of weighted average shares outstanding | 12,323,261 | 12,953,424 | 13,563,885 |
| Dilutive effect of restricted stock units and stock options | 146,022 | 57,311 | 61,196 |
| Dilutive number of weighted average shares outstanding | 12,469,283 | 13,010,735 | 13,625,081 |

The following outstanding stock awards were excluded from the computation of diluted net income per share because their inclusion would have been anti-dilutive:

|  | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2023 | 2022 |
| Stock options | 69,083 | 228,998 | 189,465 |
| Restricted stock units | 240 | 3,185 | 2,827 |
| Total | 69,323 | 232,183 | 192,292 |

## 12.    STOCK REPURCHASES

The following table summarizes our stock repurchases for the years ended December 31, 2024, 2023, and 2022:

| (Dollars in millions) | For the Years Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | 2024 | | 2023 | | 2022 | |
| Stock Repurchases | Number of Shares Repurchased | Cost (1) | Number of Shares Repurchased | Cost (1) | Number of Shares Repurchased | Cost |
| Open Market (2) | 560,916 | $ 300.4 | 352,062 | $ 175.1 | 1,467,481 | $ 773.0 |
| Other (3) | 27,109 | 12.9 | 57,255 | 27.5 | 24,000 | 11.5 |
| Total | 588,025 | $ 313.3 | 409,317 | $ 202.6 | 1,491,481 | $ 784.5 |

(1)    Total cost of repurchases includes excise tax.
(2)    Represents repurchases under authorizations by the board of directors for the repurchase of shares by us from time to time in the open market through privately negotiated transactions, through block trades, pursuant to trading plans adopted in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, or otherwise. On August 21, 2023, the board of directors authorized the repurchase of up to two million shares of our common stock in addition to the board's prior authorizations. As of December 31, 2024, we had authorization to repurchase 1,245,091 shares of our common stock.
(3)    Represents shares of common stock released to us by team members as payment of tax withholdings upon the vesting of restricted stock units and the settlement of restricted stock units in common stock.

## 13.        STOCK-BASED COMPENSATION PLANS

Pursuant to our Amended and Restated Incentive Compensation Plan (the "Incentive Plan"), at any time prior to April 12, 2031, we can grant stock-based awards in the form of restricted stock, restricted stock units, and stock options to team members, officers, directors, and contractors. On April 10, 2024, our board of directors approved an amendment to the Incentive Plan, subject to shareholder approval, increasing the number of shares authorized for issuance by 250,000 shares, to 3,250,000 shares. Shareholder approval was received at our annual meeting of shareholders on June 5, 2024. The shares available for future grants under the Incentive Plan totaled 310,552 as of December 31, 2024.

*Restricted Stock Units*

We grant performance-based and time-based restricted stock units to team members and directors in accordance with the Incentive Plan. The grant-date fair value per share is estimated to equal the market price of our common stock on the date of grant. Each restricted stock unit represents and has a value equal to one share of common stock. Based on the terms of individual restricted stock unit grant agreements, restricted stock units vest under one of the following methods:

   •    For executive officers and senior leaders, over a period of ten years, based on continuous employment.
   •    For certain team members, over a period of three or four years, based on continuous employment.
   •    For independent directors, over a period of three years, based on continuous service as a director.

A summary of the restricted stock unit ("RSU") activity under the Incentive Plan for the year ended December 31, 2024, is presented below:

| Restricted Stock Units | Number of Restricted Stock Units | Weighted Average Grant-Date Fair Value Per Share | Aggregate Intrinsic Value (2) (in millions) | Weighted Average Remaining Contractual Term (in years) |
|---|---|---|---|---|
| Outstanding as of December 31, 2023 | 203,444 | $ 179.13 | | |
| Granted | 401,670 | 484.58 | | |
| Converted | (68,503) | 181.30 | | |
| Forfeited | (3,164) | 466.28 | | |
| Outstanding as of December 31, 2024 (1) | 533,447 | $ 407.15 | $ 250.4 | 4.1 (3) |
| Vested as of December 31, 2024 | 110,140 | $ 113.85 | $ 51.7 | 1.0 |

(1)    No RSUs outstanding at December 31, 2024 were convertible to shares of common stock.
(2)    The intrinsic value of RSUs is measured by applying the closing stock price as of December 31, 2024 to the applicable number of units.
(3)    The calculation of weighted average remaining contractual term of RSUs outstanding excludes 98,497 RSUs that are to be settled in common stock on future dates that are currently not known, as they are contingent on the timing of the team members' retirement from the Company.

The grant-date weighted average fair value of RSUs granted in 2024, 2023, and 2022 was $484.58, $454.04, and $488.27, respectively. The total intrinsic value of RSUs settled in common stock during 2024, 2023, and 2022 was $32.2 million, $84.8 million, and $27.5 million, respectively.

*Stock option grants*

We have granted time-based stock options to team members and directors in accordance with the Incentive Plan. Based on the terms of individual stock option grant agreements, the stock options:

   •    vest and become exercisable in three or four equal annual installments beginning on the first anniversary of the date on which the options were granted, based on continuous employment or service, and
   •    expire either six or ten years from the date of the grant.

A summary of the stock option activity under the Incentive Plan for the year ended December 31, 2024, is presented below:

| Stock Options | Number of Stock Options | Weighted Average Exercise Price Per Share | Aggregate Intrinsic Value (1) (in millions) | Weighted Average Remaining Contractual Term (in years) |
|---|---|---|---|---|
| Outstanding as of December 31, 2023 | 655,200 | $ 365.93 | | |
| Exercised | (45,776) | 340.17 | | |
| Forfeited | (3,958) | 366.45 | | |
| Outstanding as of December 31, 2024 | 605,466 | $ 367.88 | $ 64.5 | 3.0 |
| Exercisable as of December 31, 2024 | 537,342 | $ 357.60 | $ 61.6 | 2.8 |
| Unvested as of December 31, 2024 | 68,124 | $ 448.94 | $ 2.9 | 4.6 |

(1) The intrinsic value of stock options is the amount by which the market price of the stock as of December 31, 2024 exceeded the exercise price of the options.

The total intrinsic value of stock options exercised during 2024 was $10.0 million. Net cash proceeds from the exercise of stock options in 2024 was $15.6 million.

*Stock-based compensation expense*

Stock-based compensation expense consists of the following:

| (In millions) | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Stock options | $ 32.9 | $ 33.5 | $ 33.8 |
| Restricted stock units | 12.1 | 5.6 | 2.7 |
| Total | $ 45.0 | $ 39.1 | $ 36.5 |

Pursuant to our Amended and Restated Incentive Compensation Plan, we can grant stock-based awards in the form of restricted stock, restricted stock units, and stock options to team members, officers, directors, and contractors. Instead of a short-term compensation program providing for rolling, annual equity awards to our executive officers and senior leaders, we utilize a multi-year compensation program that grants a one-time equity award at the beginning of the compensation program period that is intended to incentivize recipients over the multi-year compensation period. Our current compensation program for executive officers and senior leaders covers the 2025 through 2034 compensation period and included a one-time equity award in December 2024 with a vesting period of ten years. We expect to recognize the remaining expense for stock-based awards outstanding as of December 31, 2024 over a weighted-average period of 4.3 years as follows:

| (In millions) For the Years Ended December 31, | Restricted Stock Units | Stock Options | Total Projected Expense |
|---|---|---|---|
| 2025 | $ 33.2 | $ 5.0 | $ 38.2 |
| 2026 | 29.5 | 1.2 | 30.7 |
| 2027 | 23.6 | — | 23.6 |
| 2028 | 19.7 | — | 19.7 |
| 2029 | 17.2 | — | 17.2 |
| Thereafter | 71.7 | — | 71.7 |
| Total | $ 194.9 | $ 6.2 | $ 201.1 |

## 14. BUSINESS SEGMENT AND OTHER INFORMATION

**Business Segment Overview**

We identify operating segments as components of our business for which separate financial information is regularly evaluated by our Chief Executive Officer, who acts as the chief operating decision-maker ("CODM"), in assessing performance and making decisions regarding resource allocation. We periodically review and redefine our segment reporting as internal management reporting practices evolve and the components of our business change. Currently, the CODM reviews consolidated financial statements and metrics to assess performance and allocate resources. Thus, we have determined that we operate in one reportable operating segment that represents our core business of offering Dealers innovative financing solutions and related products and services that enable them to sell vehicles to consumers, regardless of their credit history.

The consolidated financial statements reflect the financial results of our one reportable operating segment. The accounting policies of this segment are the same as those described in the summary of significant accounting policies in Note 2. The CODM assesses performance for our one reportable operating segment and decides how to allocate resources based on net income, as reported on our consolidated statements of income, and total assets, as reported on our consolidated balance sheets.

**Geographic Information**

For the three years ended December 31, 2024, 2023, and 2022, all of our revenues were derived from the United States. As of December 31, 2024 and 2023, all of our long-lived assets were located in the United States.

**Products and Services Information**

Our primary product consists of innovative financing solutions that enable Dealers to sell vehicles to consumers, regardless of their credit history. We also provide Dealers the ability to offer ancillary products on vehicles financed by us.

**Major Customer Information**

We did not have any Dealers that provided 10% or more of our revenue during 2024, 2023, or 2022. Additionally, no single Dealer's Loans receivable balance accounted for more than 10% of total Loans receivable as of December 31, 2024 or 2023.

## 15. COMMITMENTS AND CONTINGENCIES

**Litigation and Other Legal Matters**

In the normal course of business and as a result of the consumer-oriented nature of the industry in which we operate, we and other industry participants are frequently subject to various consumer claims, litigation, and regulatory investigations seeking damages, fines, and statutory penalties. The claims allege, among other theories of liability, violations of state, federal, and foreign truth-in-lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance, and other consumer-oriented laws and regulations, including claims seeking damages for alleged physical and mental harm relating to the repossession and sale of consumers' vehicles and other debt collection activities. As the assignee of Consumer Loans originated by Dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealers. We may also have disputes and litigation with Dealers. The claims may allege, among other theories of liability, that we breached the Dealer servicing agreement. We may also have disputes and litigation with vendors and other third parties. The claims may allege, among other theories of liability, that we breached a license agreement or contract. The damages, fines, and penalties that may be claimed by consumers, regulatory agencies, Dealers, vendors, or other third parties in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory, and punitive damages and injunctive relief, and plaintiffs may seek treatment as purported class actions or they may file individual arbitration demands for which arbitration providers may request separate filing fees. Current actions to which we are a party include the following matters:

On December 1, 2021, we received a subpoena from the Office of the Attorney General for the State of California seeking documents and information regarding GAP products, GAP product administration, and refunds. We have cooperated with this inquiry and cannot predict the eventual scope, duration, or outcome at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this investigation.

On May 7, 2019, we received a subpoena from the Consumer Frauds and Protection Bureau of the Office of the New York State Attorney General, relating to the Company's origination and collection policies and procedures in the state of New York. After May 7, 2019 through April 30, 2021, we received additional subpoenas from the Office of the New York State Attorney General relating to the Company's origination, collection, and securitization practices. On November 19, 2020 and August 23, 2022, we received letters from the Office of the New York State Attorney General indicating that it may commence litigation against the Company asserting violations of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352 et seq. and applicable federal laws, including but not limited to claims that the Company engaged in unfair and deceptive trade practices in auto lending, debt collection, and asset-backed securitizations in the State of New York in violation of the Dodd-Frank Wall Street Reform and Consumer Protection Act, New York Executive Law § 63(12), the New York Martin Act, and New York General Business Law § 349. See the description below of the lawsuit commenced by the Office of the New York State Attorney General on January 4, 2023.

On April 22, 2019, we received a civil investigative demand from the Consumer Financial Protection Bureau ("Bureau") seeking, among other things, certain information relating to the Company's origination and collection of Consumer Loans, TPPs, and credit reporting. After April 22, 2019 through March 7, 2022, we received additional subpoenas from the Bureau. On December 6, 2021, we received a Notice and Opportunity to Respond and Advise letter from the Staff of the Office of Enforcement ("Staff") of the Bureau, stating that the Staff was considering whether to recommend that the Bureau take legal action against the Company for alleged violations of the Consumer Financial Protection Act of 2010 (the "CFPA") in connection with the Company's consumer loan origination practices. See the description below of the lawsuit commenced by the Bureau on January 4, 2023.

On January 4, 2023, the Office of the New York State Attorney General and the Bureau jointly filed a complaint in the United States District Court for the Southern District of New York alleging that the Company engaged in deceptive practices, fraud, illegality, and securities fraud in violation of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352, and that the Company engaged in deceptive and abusive acts and provided substantial assistance to a covered person or service provider in violation of the CFPA, 12 U.S.C. § 5531 and 12 U.S.C. § 5536(a)(1)(B). The complaint seeks injunctive relief, an accounting of all consumers for whom the Company provided financing, restitution, damages, disgorgement, civil penalties, and payment of costs. On March 14, 2023, the Company filed a motion to dismiss the complaint. On August 7, 2023, the court stayed the action pending the U.S. Supreme Court's decision in *Consumer Financial Protection Bureau v. Community Financial Services Association of America, Ltd.,* No. 22-448 ("CFSA"). On July 1, 2024, the court lifted the stay in view of the decision in CFSA and requested revised briefing on the Company's motion to dismiss that would address the intervening legal developments and sharpen the issues for resolution. As of October 29, 2024, the Company's motion to dismiss has been fully briefed. We are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this litigation. The Company intends to vigorously defend itself in this matter.

On March 18, 2016, we received a subpoena from the Attorney General of the State of Maryland, relating to the Company's repossession and sale policies and procedures in the state of Maryland. On April 3, 2020, we received a subpoena from the Attorney General of the State of Maryland relating to the Company's origination and collection policies and procedures in the state of Maryland. On August 11, 2020, we received a subpoena from the Attorney General of the State of Maryland restating most of the requests contained in the March 18, 2016 and April 3, 2020 subpoenas, making additional requests, and expanding the inquiry to include 41 other states (Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Michigan, Minnesota, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, and Wisconsin) and the District of Columbia. Also on August 11, 2020, we received from the Attorney General of the State of New Jersey a subpoena that is essentially identical to the August 11, 2020 Maryland subpoena, both as to substance and as to the jurisdictions identified. The Company has been informed that the State of Kansas, the State of Texas, and the State of Iowa have withdrawn from the multistate investigation. We are cooperating with these investigations and cannot predict their eventual scope, duration, or outcome at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from these investigations.

An adverse ultimate disposition in any action to which we are a party or otherwise subject could have a material adverse impact on our financial position, liquidity, and results of operations.

*Litigation Resolved during 2022*

On October 2, 2020, a shareholder filed a putative class action complaint against the Company, its Chief Executive Officer (now former Chief Executive Officer), and its Chief Financial Officer (now Chief Executive Officer) in the United States District Court for the Eastern District of Michigan, Southern Division, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder, based on alleged false and/or misleading statements or omissions regarding the Company and its business, and seeking class certification, unspecified damages plus interest and attorney and expert witness fees, and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Credit Acceptance common stock from November 1, 2019 through August 28, 2020. In 2022, the Company reached an agreement to make an aggregate cash payment of $12.0 million, all of which was recognized during the second quarter of 2022, to settle claims brought on behalf of all persons and entities that purchased or otherwise acquired Credit Acceptance common stock from May 4, 2018 through August 28, 2020, and provided for a full release of all claims against all defendants, including the Company and its officers. On December 16, 2022, the court entered a final order and judgment consistent with the settlement agreement, including dismissal with prejudice of all claims asserted against the Company and its officers.

**Lease Commitments**

We lease office equipment and, until December 31, 2022, we also leased office space. We expect that, in the normal course of business, leases will be renewed or replaced by other leases. Total rental expense on all operating leases was $2.0 million for 2024, $1.2 million for 2023, and $1.3 million for 2022. Contingent rentals under the operating leases were insignificant. Our total minimum future lease commitments under operating leases as of December 31, 2024 are as follows:

(In millions)

| Year | Minimum Future Lease Commitments |
|---|---|
| 2025 | $ 1.0 |
| 2026 | 0.6 |
| 2027 | 0.1 |
| 2028 | — |
| 2029 | — |
| Total | $ 1.7 |

**ITEM 9.**       **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

Not applicable.

**ITEM 9A.**       **CONTROLS AND PROCEDURES**

*Evaluation of disclosure controls and procedures.*

(a) *Disclosure Controls and Procedures.* Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Internal Control Over Financial Reporting.* There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*Management's Report on Internal Control over Financial Reporting.*

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria set forth in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Grant Thornton LLP, audited our internal control over financial reporting as of December 31, 2024, and their attestation report dated February 12, 2025 expressed an unqualified opinion on our internal control over financial reporting and is included in this Item 9A.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Credit Acceptance Corporation

## Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Credit Acceptance Corporation (a Michigan corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 12, 2025 expressed an unqualified opinion on those financial statements.

## Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 12, 2025

## ITEM 9B.        OTHER INFORMATION

During the quarter ended December 31, 2024, there were no Rule 10b5-1 trading arrangements (as defined in Item 408(a) of Regulation S-K) or non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K) adopted or terminated by any director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of Credit Acceptance Corporation.

## ITEM 9C.        DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


**PART III**


## ITEM 10.        DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information is contained under the captions "Proposal #1 − Election of Directors" (excluding the "Report of the Audit Committee") and, if required, "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

## ITEM 11.        EXECUTIVE COMPENSATION

Information is contained under the caption "Compensation of Executive Officers and Directors" in the Proxy Statement and is incorporated herein by reference.

## ITEM 12.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information is contained under the caption "Common Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated herein by reference.

Our Amended and Restated Incentive Compensation Plan (the "Incentive Plan"), which was approved by shareholders on July 21, 2021, and amendments to which were approved by shareholders on June 2, 2023 and June 5, 2024, provides for the granting of restricted stock, restricted stock units, and stock options to team members, officers, and directors.

The following table sets forth (1) the number of shares of common stock to be issued upon the exercise of outstanding stock options or restricted stock units, (2) the weighted average exercise price of outstanding options, if applicable, and (3) the number of shares remaining available for future issuance, as of December 31, 2024:


**Equity Compensation Plan Information**


| Plan category | Number of shares to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options (a) | Number of shares remaining available for future issuance under equity compensation plans (b) |
|---|---|---|---|
| Equity compensation plan approved by shareholders: | | | |
| Incentive Plan | 1,138,913 | $ 367.88 | 310,552 |

(a)   The weighted average exercise price in this column does not take into account restricted stock units that are outstanding under the Incentive Plan, which have no exercise price.

(b)   For additional information regarding our equity compensation plans, including grants of restricted stock units, see Note 13 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

**ITEM 13.** **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

Information is contained under the caption "Certain Relationships and Transactions" and "Proposal #1 – Election of Directors – Meetings and Committees of the Board of Directors" in the Proxy Statement and is incorporated herein by reference.

**ITEM 14.** **PRINCIPAL ACCOUNTING FEES AND SERVICES**

Information is contained under the caption "Independent Accountants" in the Proxy Statement and is incorporated herein by reference.

<b>PART IV</b>

**ITEM 15.** **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)(1)  The following consolidated financial statements of the Company and notes thereto and the Report of Independent Registered Public Accounting Firm are contained in Item 8 — Financial Statements and Supplementary Data of this Form 10-K, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements:

— Consolidated Balance Sheets as of December 31, 2024 and 2023

— Consolidated Statements of Income for the years ended December 31, 2024, 2023, and 2022

— Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022

— Consolidated Statements of Shareholders' Equity for the years ended December 31, 2024, 2023, and 2022

— Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022

Notes to Consolidated Financial Statements

(2)  Financial statement schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

(3)  The exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index below.

# EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 3.1 | Articles of Incorporation, as amended July 1, 1997 (incorporated by reference to Exhibit 3(a)(1) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997). |
| 3.2 | Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed March 7, 2022). |
| 4.1 | Description of Common Stock of Credit Acceptance Corporation (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022). |
| 4.2 | Amended and Restated Intercreditor Agreement, dated as of February 1, 2010, among Credit Acceptance Corporation, the other Grantors party thereto, representatives of the Secured Parties thereunder, and Comerica Bank, as administrative agent under the Original Credit Agreement (as defined therein) and as collateral agent (incorporated by reference to Exhibit 4(g)(6) to the Company's Current Report on Form 8-K filed February 5, 2010). |
| 4.3 | Amended and Restated Sale and Contribution Agreement, dated as of April 5, 2013, between the Company and CAC Warehouse Funding LLC IV (incorporated by reference to Exhibit 4.85 to the Company's Current Report on Form 8-K filed April 5, 2013). |
| 4.4 | First Amendment to Amended and Restated Sale and Contribution Agreement, dated as of December 4, 2013, between the Company and CAC Warehouse Funding LLC IV (incorporated by reference to Exhibit 4.107 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013). |
| 4.5 | Sixth Amended and Restated Credit Agreement, dated as of June 23, 2014, among the Company, the Banks signatory thereto, and Comerica Bank, as agent for the Banks (incorporated by reference to Exhibit 4.124 to the Company's Current Report on Form 8-K filed June 25, 2014). |
| 4.6 | Loan and Security Agreement, dated as of September 15, 2014, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.127 to the Company's Current Report on Form 8-K filed September 18, 2014). |
| 4.7 | Backup Servicing Agreement, dated as of September 15, 2014, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.128 to the Company's Current Report on Form 8-K filed September 18, 2014). |
| 4.8 | Contribution Agreement, dated as of September 15, 2014, between the Company and CAC Warehouse Funding LLC V (incorporated by reference to Exhibit 4.129 to the Company's Current Report on Form 8-K filed September 18, 2014). |
| 4.9 | First Amendment to the Sixth Amended and Restated Credit Agreement, dated as of June 11, 2015, among the Company, the Banks which are parties thereto from time to time, and Comerica Bank (incorporated by reference to Exhibit 4.74 to the Company's Current Report on Form 8-K filed June 16, 2015). |
| 4.10 | First Amendment to Loan and Security Agreement, dated as of June 11, 2015, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.75 to the Company's Current Report on Form 8-K filed June 16, 2015). |
| 4.11 | Loan and Security Agreement, dated as of September 30, 2015, among the Company, CAC Warehouse Funding LLC VI, and Flagstar Bank, FSB (incorporated by reference to Exhibit 4.82 to the Company's Current Report on Form 8-K filed October 5, 2015). |
| 4.12 | Contribution Agreement, dated as of September 30, 2015, between the Company and CAC Warehouse Funding LLC VI (incorporated by reference to Exhibit 4.83 to the Company's Current Report on Form 8-K filed October 5, 2015). |
| 4.13 | Second Amendment to the Sixth Amended and Restated Credit Agreement, dated as of June 15, 2016, among the Company, the Banks signatory thereto, and Comerica Bank, as agent for the Banks (incorporated by reference to Exhibit 4.76 to the Company's Current Report on Form 8-K filed June 20, 2016). |
| 4.14 | Second Amendment to Loan and Security Agreement, dated as of August 18, 2016, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.79 to the Company's Current Report on Form 8-K filed August 23, 2016). |
| 4.15 | First Amendment to Contribution Agreement, dated as of August 18, 2016, between the Company and CAC Warehouse Funding LLC V (incorporated by reference to Exhibit 4.80 to the Company's Current Report on Form 8-K filed August 23, 2016). |
| 4.16 | Third Amendment to Sixth Amended and Restated Credit Agreement and Extension Agreement, dated as of June 28, 2017, among the Company, the Banks signatory thereto, and Comerica Bank, as agent for the Banks (incorporated by reference to Exhibit 4.80 to the Company's Current Report on Form 8-K filed June 30, 2017). |
| 4.17 | First Amendment to Loan and Security Agreement, dated as of July 18, 2017, among the Company, CAC Warehouse Funding LLC VI, and Flagstar Bank, fsb (incorporated by reference to Exhibit 4.87 to the Company's Current Report on Form 8-K filed July 21, 2017). |

| 4.18 | New Bank Addendum, dated October 19, 2017, to the Sixth Amended and Restated Credit Acceptance Corporation Credit Agreement dated as of October 19, 2017, among the Company, each of the financial institutions parties thereto, and Comerica Bank, as agent (incorporated by reference to Exhibit 4.94 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017). |
|---|---|
| 4.19 | Assignment Agreement, dated October 19, 2017, among the Company, the Banks signatory thereto, and Comerica Bank, as agent, under the Sixth Amended and Restated Credit Acceptance Corporation Credit Agreement dated as of June 23, 2014 (incorporated by reference to Exhibit 4.95 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017). |
| 4.20 | Amended and Restated Loan and Security Agreement, dated as of May 10, 2018, among the Company, CAC Warehouse Funding LLC IV, the lenders from time to time party thereto, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.86 to the Company's Current Report on Form 8-K filed May 15, 2018). |
| 4.21 | Fourth Amendment to Sixth Amended and Restated Credit Agreement, dated as of June 27, 2018, among the Company, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to Exhibit 4.94 to the Company's Current Report on Form 8-K filed June 28, 2018). |
| 4.22 | Third Amendment to Loan and Security Agreement, dated as of August 15, 2018, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.95 to the Company's Current Report on Form 8-K filed August 17, 2018). |
| 4.23 | Indenture, dated as of March 7, 2019, among Credit Acceptance Corporation, the Guarantors named therein, and U.S. Bank Trust Company, National Association, as successor to U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.99 to the Company's Current Report on Form 8-K filed March 8, 2019). |
| 4.24 | Registration Rights Agreement, dated March 7, 2019, among Credit Acceptance Corporation, Buyers Vehicle Protection Plan, Inc., Vehicle Remarketing Services, Inc., and the representative of the initial purchasers of Credit Acceptance Corporation's 6.625% Senior Notes due 2026 (incorporated by reference to Exhibit 4.100 to the Company's Current Report on Form 8-K filed March 8, 2019). |
| 4.25 | Fifth Amendment to Sixth Amended and Restated Credit Agreement, dated as of June 24, 2019, among the Company, Comerica Bank, and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.101 to the Company's Current Report on Form 8-K filed June 26, 2019). |
| 4.26 | Fourth Amendment to Loan Security Agreement, dated as of July 16, 2019, among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank (incorporated by reference to Exhibit 4.103 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019). |
| 4.27 | Second Amendment to Loan and Security Agreement, dated as of July 25, 2019, among the Company, CAC Warehouse Funding LLC VI, and Flagstar Bank, FSB (incorporated by reference to Exhibit 4.105 to the Company's Current Report on Form 8-K filed July 26, 2019). |
| 4.28 | Loan and Security Agreement, dated as of July 26, 2019, among the Company, CAC Warehouse Funding LLC VIII, the lenders from time to time party thereto, Citizens Bank N.A., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.106 to the Company's Current Report on Form 8-K filed July 29, 2019). |
| 4.29 | Sale and Contribution Agreement, dated as of July 26, 2019, between the Company and CAC Warehouse Funding LLC VIII (incorporated by reference to Exhibit 4.107 to the Company's Current Report on Form 8-K filed July 29, 2019). |
| 4.30 | Backup Servicing Agreement, dated as of July 26, 2019, among the Company, CAC Warehouse Funding LLC VIII, Citizens Bank, N.A., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.108 to the Company's Current Report on Form 8-K filed July 29, 2019). |
| 4.31 | First Amendment to Amended and Restated Loan and Security Agreement, dated as of July 26, 2019, among the Company, CAC Warehouse Funding LLC IV, Bank of Montreal, Citizens Bank, N.A., BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.110 to the Company's Current Report on Form 8-K filed July 29, 2019). |
| 4.32 | Amended and Restated Backup Servicing Agreement, dated as of July 26, 2019, among the Company, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.111 to the Company's Current Report on Form 8-K filed July 29, 2019). |
| 4.33 | Loan and Security Agreement, dated as of August 28, 2019, among the Company, Credit Acceptance Funding LLC 2019-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.112 to the Company's Current Report on Form 8-K filed September 4, 2019). |

| | |
|---|---|
| 4.34 | Backup Servicing Agreement, dated as of August 28, 2019, among the Company, Credit Acceptance Funding LLC 2019-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.113 to the Company's Current Report on Form 8-K filed September 4, 2019). |
| 4.35 | Sale and Contribution Agreement, dated as of August 28, 2019, between the Company and Credit Acceptance Funding LLC 2019-2 (incorporated by reference to Exhibit 4.114 to the Company's Current Report on Form 8-K filed September 4, 2019). |
| 4.36 | Second Amended and Restated Backup Servicing Agreement, dated as of August 16, 2019, among the Company, CAC Warehouse Funding LLC II, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.117 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019). |
| 4.37 | Sixth Amendment to Sixth Amended and Restated Credit Agreement, dated as of June 30, 2020, among the Company, Comerica Bank, and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.115 to the Company's Current Report on Form 8-K filed July 1, 2020). |
| 4.38 | Fifth Amendment to Loan and Security Agreement, dated as of December 16, 2020, among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.129 to the Company's Current Report on Form 8-K filed December 18, 2020). |
| 4.39 | Seventh Amendment to Sixth Amended and Restated Credit Agreement and Extension Agreement, dated as of December 15, 2020, among the Company, Comerica Bank, and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.128 to the Company's Current Report on Form 8-K filed December 18, 2020). |
| 4.40 | Loan and Security Agreement, dated as of January 29, 2021, among the Company, Credit Acceptance Funding LLC 2021-1, Fifth Third Bank, National Association, and Systems and Services Technologies, Inc. (incorporated by reference to Exhibit 4.130 to the Company's Current Report on Form 8-K filed February 4, 2021). |
| 4.41 | Backup Servicing Agreement, dated as of January 29, 2021, among the Company, Credit Acceptance Funding LLC 2021-1, Fifth Third Bank, National Association, and Systems and Services Technologies, Inc. (incorporated by reference to Exhibit 4.131 to the Company's Current Report on Form 8-K filed February 4, 2021). |
| 4.42 | Sale and Contribution Agreement, dated as of January 29, 2021, between the Company and Credit Acceptance Funding LLC 2021-1 (incorporated by reference to Exhibit 4.132 to the Company's Current Report on Form 8-K filed February 4, 2021). |
| 4.43 | Second Amendment to Amended and Restated Loan and Security Agreement, dated as of January 29, 2021, among the Company, CAC Warehouse Funding LLC IV, and Bank of Montreal (incorporated by reference to Exhibit 4.134 to the Company's Current Report on Form 8-K filed February 4, 2021). |
| 4.44 | Sixth Amendment to Loan and Security Agreement, dated as of March 22, 2021, among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.109 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021). |
| 4.45 | First Amendment to Loan and Security Agreement, dated as of March 22, 2021, among the Company, Credit Acceptance Funding LLC 2021-1, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.110 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021). |
| 4.46 | Seventh Amended and Restated Loan and Security Agreement, dated as of April 30, 2021, among the Company, CAC Warehouse Funding LLC II, the lenders from time to time party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.117 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021). |
| 4.47 | Fifth Amended and Restated Sale and Contribution Agreement, dated as of April 30, 2021, between the Company and CAC Warehouse Funding LLC II (incorporated by reference to Exhibit 4.118 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021). |
| 4.48 | First Amendment to the Loan and Security Agreement, dated as of September 1, 2021, among the Company, CAC Warehouse Funding LLC VIII, Citizens Bank N.A.. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.119 to the Company's Current Report on Form 8-K filed September 8, 2021). |
| 4.49 | Eighth Amendment to Sixth Amended and Restated Credit Agreement and Extension Agreement, dated as of October 6, 2021, among the Company, Comerica Bank, and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.120 to the Company's Current Report on Form 8-K filed October 12, 2021). |

| | |
|---|---|
| 4.50 | Third Amendment to Loan and Security Agreement dated as of October 15, 2021 among the Company, CAC Warehouse Funding Corporation VI, and Flagstar Bank, FSB (incorporated by reference to Exhibit 4.121 to the Company's Current Report on Form 8-K filed October 21, 2021). |
| 4.51 | Indenture dated as of October 28, 2021, between Credit Acceptance Auto Loan Trust 2021-4 and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.122 to the Company's Current Report on Form 8-K filed November 2, 2021). |
| 4.52 | Sale and Servicing Agreement dated as of October 28, 2021 among the Company, Credit Acceptance Auto Loan Trust 2021-4, Credit Acceptance Funding LLC 2021-4, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.123 to the Company's Current Report on Form 8-K filed November 2, 2021). |
| 4.53 | Backup Servicing Agreement dated as of October 28, 2021, among the Company, Credit Acceptance Funding LLC 2021-4, Credit Acceptance Auto Loan Trust 2021-4, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.124 to the Company's Current Report on Form 8-K filed November 2, 2021). |
| 4.54 | Amended and Restated Trust Agreement dated as of October 28, 2021, between Credit Acceptance Funding LLC 2021-4 and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.125 to the Company's Current Report on Form 8-K filed November 2, 2021). |
| 4.55 | Sale and Contribution Agreement dated as of October 28, 2021, between the Company and Credit Acceptance Funding LLC 2021-4 (incorporated by reference to Exhibit 4.126 to the Company's Current Report on Form 8-K filed November 2, 2021). |
| 4.56 | Indenture dated as of June 16, 2022, between Credit Acceptance Auto Loan Trust 2022-1 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.94 to the Company's Current Report on Form 8-K filed June 23, 2022). |
| 4.57 | Sale and Servicing Agreement, dated as of June 16, 2022, among the Company, Credit Acceptance Auto Loan Trust 2022-1, Credit Acceptance Funding LLC 2022-1, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.95 to the Company's Current Report on Form 8-K filed June 23, 2022). |
| 4.58 | Backup Servicing Agreement, dated as of June 16, 2022, among the Company, Credit Acceptance Funding LLC 2022-1, Credit Acceptance Auto Loan Trust 2022-1, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.96 to the Company's Current Report on Form 8-K filed June 23, 2022). |
| 4.59 | Amended and Restated Trust Agreement, dated as of June 16, 2022, among Credit Acceptance Funding LLC 2022-1, each of the initial members of the Board of Trustees of the Trust and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.97 to the Company's Current Report on Form 8-K filed June 23, 2022). |
| 4.60 | Sale and Contribution Agreement, dated as of June 16, 2022, between the Company and Credit Acceptance Funding LLC 2022-1 (incorporated by reference to Exhibit 4.98 to the Company's Current Report on Form 8-K filed June 23, 2022). |
| 4.61 | Third Amendment to the Amended and Restated Loan and Security Agreement, dated as of June 16, 2022, among the Company, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.100 to the Company's Current Report on Form 8-K filed June 23, 2022). |
| 4.62 | Ninth Amendment to the Sixth Amended and Restated Credit Agreement and Extension Agreement, dated as of June 22, 2022, among the Company, Comerica Bank and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.101 to the Company's Current Report on Form 8-K filed June 23, 2022). |
| 4.63 | Amendment No. 1 to Loan and Security Agreement and Backup Servicing Agreement, dated as of August 12, 2022, among the Company, Credit Acceptance Funding LLC 2019-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.102 to the Company's Current Report on Form 8-K filed August 17, 2022). |
| 4.64 | Second Amendment to Loan and Security Agreement, dated as of July 22, 2022, among Credit Acceptance Corporation, CAC Warehouse Funding LLC VIII, Citizens Bank, N.A., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.103 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022). |
| 4.65 | Seventh Amendment to Loan and Security Agreement, dated as of July 28, 2022, among Credit Acceptance Corporation, CAC Warehouse Funding LLC V and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.104 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022). |

| | |
|---|---|
| 4.66 | Second Amendment to Loan and Security Agreement, dated as of July 28, 2022, among Credit Acceptance Corporation, Credit Acceptance Funding LLC 2021-1 and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.105 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022). |
| 4.67 | Indenture dated as of November 3, 2022, between Credit Acceptance Auto Loan Trust 2022-3 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.106 to the Company's Current Report on Form 8-K filed November 9, 2022). |
| 4.68 | Sale and Servicing Agreement, dated as of November 3, 2022, among the Company, Credit Acceptance Auto Loan Trust 2022-3, Credit Acceptance Funding LLC 2022-3, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.107 to the Company's Current Report on Form 8-K filed November 9, 2022). |
| 4.69 | Backup Servicing Agreement, dated as of November 3, 2022, among the Company, Credit Acceptance Auto Loan Trust 2022-3, Credit Acceptance Funding LLC 2022-3, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.108 to the Company's Current Report on Form 8-K filed November 9, 2022). |
| 4.70 | Amended and Restated Trust Agreement, dated as of November 3, 2022, between Credit Acceptance Funding LLC 2022-3, each of the initial members of the Board of Trustees of the Trust, and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.109 to the Company's Current Report on Form 8-K filed November 9, 2022). |
| 4.71 | Sale and Contribution Agreement, dated as of November 3, 2022, between the Company and Credit Acceptance Funding LLC 2022-3 (incorporated by reference to Exhibit 4.110 to the Company's Current Report on Form 8-K filed November 9, 2022). |
| 4.72 | Loan and Security Agreement, dated as of December 15, 2022, among the Company, Credit Acceptance Funding LLC 2022-2, Bank of Montreal, BMO Capital Markets Corp., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.112 to the Company's Current Report on Form 8-K filed December 21, 2022). |
| 4.73 | Backup Servicing Agreement, dated as of December 15, 2022, among the Company, Credit Acceptance Funding LLC 2022-2, Bank of Montreal, BMO Capital Markets Corp., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.113 to the Company's Current Report on Form 8-K filed December 21, 2022). |
| 4.74 | Sale and Contribution Agreement, dated as of December 15, 2022, between the Company and Credit Acceptance Funding LLC 2022-2 (incorporated by reference to Exhibit 4.115 to the Company's Current Report on Form 8-K filed December 21, 2022). |
| 4.75 | Eighth Amendment to Loan and Security Agreement, dated as of December 27, 2022, among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.116 to the Company's Current Report on Form 8-K filed January 3, 2023). |
| 4.76 | Third Amendment to Loan and Security Agreement, dated as of December 27, 2022, among the Company, Credit Acceptance Funding LLC 2021-1, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.117 to the Company's Current Report on Form 8-K filed January 3, 2023). |
| 4.77 | Amendment No. 1 to Letter Agreement dated November 15, 2022, between Chapter 4 Properties LLC and Comerica Bank (incorporated by reference to Exhibit 4.110 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022). |
| 4.78 | Indenture, dated as of March 16, 2023, between Credit Acceptance Auto Loan Trust 2023-1 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.111 to the Company's Current Report on Form 8-K filed March 22, 2023). |
| 4.79 | Backup Servicing Agreement, dated as of March 16, 2023, among the Company, Credit Acceptance Funding LLC 2023-1, Credit Acceptance Auto Loan Trust 2023-1, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.112 to the Company's Current Report on Form 8-K filed March 22, 2023). |
| 4.80 | Sale and Contribution Agreement, dated as of March 16, 2023, between the Company and Credit Acceptance Funding LLC 2023-1 (incorporated by reference to Exhibit 4.114 to the Company's Current Report on Form 8-K filed March 22, 2023). |
| 4.81 | Amended and Restated Trust Agreement, dated as of March 16, 2023, among Credit Acceptance Funding LLC 2023-1, the initial members of the Board of Trustees of the Trust, and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.115 to the Company's Current Report on Form 8-K filed March 16, 2023). |

| 4.82 | Sale and Servicing Agreement, dated as of March 16, 2023, among the Company, Credit Acceptance Auto Loan Trust 2023-1, Credit Acceptance Funding LLC 2023-1, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.116 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023). |
|---|---|
| 4.83 | Amendment No. 1 to the Seventh Amended and Restated Loan and Security Agreement, dated as of April 28, 2023, among the Company, CAC Warehouse Funding LLC II, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.117 to the Company's Current Report on Form 8-K filed May 4, 2023). |
| 4.84 | Indenture, dated as of May 25, 2023, between Credit Acceptance Auto Loan Trust 2023-2 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.118 to the Company's Current Report on Form 8-K filed June 1, 2023). |
| 4.85 | Backup Servicing Agreement, dated as of May 25, 2023, among the Company, Credit Acceptance Funding LLC 2023-2, Credit Acceptance Auto Loan Trust 2023-2, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.119 to the Company's Current Report on Form 8-K filed June 1, 2023). |
| 4.86 | Sale and Contribution Agreement, dated as of May 25, 2023, between the Company and Credit Acceptance Funding LLC 2023-2 (incorporated by reference to Exhibit 4.121 to the Company's Current Report on Form 8-K filed June 1, 2023). |
| 4.87 | Amended and Restated Trust Agreement, dated as of May 25, 2023, among Credit Acceptance Funding LLC 2023-2, each of the initial members of the Board of Trustees of the Trust, and Computershare Delaware Trust Company (incorporated by reference to Exhibit 4.122 to the Company's Current Report on Form 8-K filed June 1, 2023). |
| 4.88 | Sale and Servicing Agreement, dated as of May 25, 2023, among the Company, Credit Acceptance Auto Loan Trust 2023-2, Credit Acceptance Funding LLC 2023-2, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.123 to the Company's Current Report on Form 8-K filed June 1, 2023). |
| 4.89 | Eleventh Amendment to Sixth Amended and Restated Credit Agreement, dated as of June 22, 2023, among the Company, Comerica Bank and the other banks signatory thereto, and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.124 to the Company's Current Report on Form 8-K filed June 28, 2023). |
| 4.90 | Amendment No. 2 to Loan and Security Agreement, dated as of May 15, 2023, among the Company, Credit Acceptance Funding LLC 2019-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.125 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023). |
| 4.91 | Ninth Amendment to Loan and Security Agreement, dated as of July 10, 2023, among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.126 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023). |
| 4.92 | Fourth Amendment to Loan and Security Agreement, dated as of July 10, 2023, among the Company, Credit Acceptance Funding LLC 2021-1, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.127 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023). |
| 4.93 | Fifth Amendment to Loan and Security Agreement, dated as of August 4, 2023, among the Company, CAC Warehouse Funding LLC VI, and Flagstar Bank, N.A. (incorporated by reference to Exhibit 4.128 to the Company's Current Report on Form 8-K filed August 9, 2023). |
| 4.94 | Indenture, dated as of August 24, 2023, between Credit Acceptance Auto Loan Trust 2023-3 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.129 to the Company's Current Report on Form 8-K filed August 30, 2023). |
| 4.95 | Backup Servicing Agreement, dated as of August 24, 2023, among the Company, Credit Acceptance Funding LLC 2023-3, Credit Acceptance Auto Loan Trust 2023-3, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.130 to the Company's Current Report on Form 8-K filed August 30, 2023). |
| 4.96 | Sale and Contribution Agreement, dated as of August 24, 2023, between the Company and Credit Acceptance Funding LLC 2023-3 (incorporated by reference to Exhibit 4.132 to the Company's Current Report on Form 8-K filed August 30, 2023). |
| 4.97 | Amended and Restated Trust Agreement, dated as of August 24, 2023, among Credit Acceptance Funding LLC 2023-3, each of the initial members of the Board of Trustees of the Trust, and Computershare Delaware Trust Company (incorporated by reference to Exhibit 4.133 to the Company's Current Report on Form 8-K filed August 30, 2023). |
| 4.98 | Sale and Servicing Agreement, dated as of August 24, 2023, among the Company, Credit Acceptance Auto Loan Trust 2023-3, Credit Acceptance Funding LLC 2023-3, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.134 to the Company's Current Report on Form 8-K filed August 30, 2023). |

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|---|---|
| [4.99](#) | Third Amendment to Loan and Security Agreement, dated as of September 21, 2023, among the Company, CAC Warehouse Funding LLC VIII, Citizens Bank, N.A., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.135 to the Company's Current Report on Form 8-K filed September 26, 2023). |
| [4.100](#) | Fourth Amendment to Amended and Restated Loan and Security Agreement, dated as of August 30, 2023, among the Company, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.136 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023). |
| [4.101](#) | First Amendment to Loan and Security Agreement, dated as of August 30, 2023, among the Company, Credit Acceptance Funding LLC 2022-2, Bank of Montreal, and BMO Capital Markets Corp. (incorporated by reference to Exhibit 4.137 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023). |
| [4.102](#) | Loan and Security Agreement, dated as of November 30, 2023, among the Company, Credit Acceptance Funding LLC 2023-A, the lenders from time to time party thereto, Wells Fargo Bank, National Association, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.138 to the Company's Current Report on Form 8-K filed December 4, 2023). |
| [4.103](#) | Backup Servicing Agreement, dated as of November 30, 2023, among the Company, Credit Acceptance Funding LLC 2023-A, Wells Fargo Bank, National Association, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.139 to the Company's Current Report on Form 8-K filed December 4, 2023). |
| [4.104](#) | Sale and Contribution Agreement, dated as of November 30, 2023, between the Company and Credit Acceptance Funding LLC 2023-A (incorporated by reference to Exhibit 4.141 to the Company's Current Report on Form 8-K filed December 4, 2023). |
| [4.105](#) | Indenture, dated as of December 21, 2023, between Credit Acceptance Auto Loan Trust 2023-5 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.143 to the Company's Current Report on Form 8-K filed December 27, 2023). |
| [4.106](#) | Backup Servicing Agreement, dated as of December 21, 2023, among the Company, Credit Acceptance Funding LLC 2023-5, Credit Acceptance Auto Loan Trust 2023-5, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.144 to the Company's Current Report on Form 8-K filed December 27, 2023). |
| [4.107](#) | Sale and Contribution Agreement, dated as of December 21, 2023, between the Company and Credit Acceptance Funding LLC 2023-5 (incorporated by reference to Exhibit 4.146 to the Company's Current Report on Form 8-K filed December 27, 2023). |
| [4.108](#) | Amended and Restated Trust Agreement, dated as of December 21, 2023, among Credit Acceptance Funding LLC 2023-5, each of the initial members of the Board of Trustees of the Trust, and Computershare Delaware Trust Company (incorporated by reference to Exhibit 4.147 to the Company's Current Report on Form 8-K filed December 27, 2023). |
| [4.109](#) | Sale and Servicing Agreement, dated as of December 21, 2023, among the Company, Credit Acceptance Auto Loan Trust 2023-5, Credit Acceptance Funding LLC 2023-5, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.148 to the Company's Current Report on Form 8-K filed December 27, 2023). |
| [4.110](#) | Fifth Amendment to Amended and Restated Loan and Security Agreement, dated as of December 29, 2023, among the Company, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., Computershare Trust Company, N.A., and (with respect to Section 9 thereof) Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.149 to the Company's Current Report on Form 8-K filed January 4, 2024). |
| [4.111](#) | Fifth Amendment to Loan and Security Agreement, dated as of February 16, 2024, among the Company, Credit Acceptance Funding LLC 2021-1, Fifth Third Bank, National Association, and Systems and Services Technologies, Inc. (incorporated by reference to Exhibit 4.132 to the Company's Current Report on Form 8-K filed February 22, 2024). |
| [4.112](#) | Sale and Servicing Agreement, dated as of February 27, 2024, among the Company, Credit Acceptance Auto Loan Trust 2024-A, Credit Acceptance Funding LLC 2024-A, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.133 to the Company's Current Report on Form 8-K filed February 29, 2024). |
| [4.113](#) | Backup Servicing Agreement, dated as of February 27, 2024, among the Company, Credit Acceptance Auto Loan Trust 2024-A, Credit Acceptance Funding LLC 2024-A, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.134 to the Company's Current Report on Form 8-K filed February 29, 2024). |
| [4.114](#) | Sale and Contribution Agreement, dated as of February 27, 2024, between the Company and Credit Acceptance Funding LLC 2024-A (incorporated by reference to Exhibit 4.136 to the Company's Current Report on Form 8-K filed February 29, 2024). |

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|---|---|
| [4.115](#) | Amended and Restated Trust Agreement, dated as of February 27, 2024, among Credit Acceptance Funding LLC 2024-A, each of the initial members of the Board of Trustees of the Trust, and Computershare Delaware Trust Company (incorporated by reference to Exhibit 4.137 to the Company's Current Report on Form 8-K filed February 29, 2024). |
| [4.116](#) | Indenture, dated as of February 27, 2024, between Credit Acceptance Auto Loan Trust 2024-A and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.138 to the Company's Current Report on Form 8-K filed February 29, 2024). |
| [4.117](#) | Indenture, dated as of March 28, 2024, between Credit Acceptance Auto Loan Trust 2024-1 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.139 to the Company's Current Report on Form 8-K filed April 3, 2024). |
| [4.118](#) | Backup Servicing Agreement, dated as of March 28, 2024, among the Company, Credit Acceptance Funding LLC 2024-1, Credit Acceptance Auto Loan Trust 2024-1, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.140 to the Company's Current Report on Form 8-K filed April 3, 2024). |
| [4.119](#) | Sale and Contribution Agreement, dated as of March 28, 2024, between the Company and Credit Acceptance Funding LLC 2024-1 (incorporated by reference to Exhibit 4.142 to the Company's Current Report on Form 8-K filed April 3, 2024). |
| [4.120](#) | Amended and Restated Trust Agreement, dated as of March 28, 2024, among Credit Acceptance Funding LLC 2024-1, each of the initial members of the Board of Trustees of the Trust, and Computershare Delaware Trust Company (incorporated by reference to Exhibit 4.143 to the Company's Current Report on Form 8-K filed April 3, 2024). |
| [4.121](#) | Sale and Servicing Agreement, dated as of March 28, 2024, among the Company, Credit Acceptance Auto Loan Trust 2024-1, Credit Acceptance Funding LLC 2024-1, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.144 to the Company's Current Report on Form 8-K filed April 3, 2024). |
| [4.122](#) | Twelfth Amendment to Sixth Amended and Restated Credit Agreement, dated as of June 17, 2024, among the Company, Comerica Bank and the other banks signatory thereto, and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.145 to the Company's Current Report on Form 8-K filed June 20, 2024). |
| [4.123](#) | Indenture, dated as of June 20, 2024, between Credit Acceptance Auto Loan Trust 2024-2 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.146 to the Company's Current Report on Form 8-K filed June 26, 2024). |
| [4.124](#) | Backup Servicing Agreement, dated as of June 20, 2024, among the Company, Credit Acceptance Funding LLC 2024-2, Credit Acceptance Auto Loan Trust 2024-2, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.147 to the Company's Current Report on Form 8-K filed June 26, 2024). |
| [4.125](#) | Sale and Contribution Agreement, dated as of June 20, 2024, between the Company and Credit Acceptance Funding LLC 2024-2 (incorporated by reference to Exhibit 4.149 to the Company's Current Report on Form 8-K filed June 26, 2024). |
| [4.126](#) | Amended and Restated Trust Agreement, dated as of June 20, 2024, among Credit Acceptance Funding LLC 2024-2, each of the initial members of the Board of Trustees of the Trust, and Computershare Delaware Trust Company (incorporated by reference to Exhibit 4.150 to the Company's Current Report on Form 8-K filed June 26, 2024). |
| [4.127](#) | Sale and Servicing Agreement, dated as of June 20, 2024, among the Company, Credit Acceptance Auto Loan Trust 2024-2, Credit Acceptance Funding LLC 2024-2, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.151 to the Company's Current Report on Form 8-K filed June 26, 2024). |
| [4.128](#) | Second Amendment to Loan and Security Agreement, dated as of June 21, 2024, among the Company, Credit Acceptance Funding LLC 2022-2, Bank of Montreal, Fairway Finance Company, LLC, and BMO Capital Markets Corp. (incorporated by reference to Exhibit 4.152 to the Company's Current Report on Form 8-K filed June 26, 2024). |
| [4.129](#) | Thirteenth Amendment to Sixth Amended and Restated Credit Agreement, dated as of July 26, 2024, among the Company, Comerica Bank and the other banks signatory thereto, and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.153 to the Company's Current Report on Form 8-K filed July 31, 2024). |
| [4.130](#) | Consent, dated June 26, 2024, under the Loan and Security Agreement, dated as of November 30, 2023, among the Company, Credit Acceptance Funding LLC 2023-A, the lenders from time to time party thereto, Wells Fargo Bank, National Association, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.154 to the Company's Current Report on Form 8-K filed July 31, 2024). |

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| 4.131 | Amendment No. 2 to the Seventh Amended and Restated Loan and Security Agreement, dated as of July 26, 2024, among CAC Warehouse Funding LLC II, the Company, Wells Fargo Bank, National Association, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.155 to the Company's Current Report on Form 8-K filed July 31, 2024). |
| 4.132 | Amendment No. 3 to Loan and Security Agreement, dated as of September 19, 2024, among the Company, Credit Acceptance Funding LLC 2019-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.156 to the Company's Current Report on Form 8-K filed September 24, 2024). |
| 4.133 | Amendment No. 3 to the Seventh Amended and Restated Loan and Security Agreement, dated as of September 19, 2024, among CAC Warehouse Funding LLC II, the Company, Wells Fargo Bank, National Association, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.157 to the Company's Current Report on Form 8-K filed September 24, 2024). |
| 4.134 | Indenture, dated as of September 26, 2024, between Credit Acceptance Auto Loan Trust 2024-3 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.158 to the Company's Current Report on Form 8-K filed October 2, 2024). |
| 4.135 | Backup Servicing Agreement, dated as of September 26, 2024, among the Company, Credit Acceptance Funding LLC 2024-3, Credit Acceptance Auto Loan Trust 2024-3, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.159 to the Company's Current Report on Form 8-K filed October 2, 2024). |
| 4.136 | Sale and Contribution Agreement, dated as of September 26, 2024, between the Company and Credit Acceptance Funding LLC 2024-3 (incorporated by reference to Exhibit 4.161 to the Company's Current Report on Form 8-K filed October 2, 2024). |
| 4.137 | Amended and Restated Trust Agreement, dated as of September 26, 2024, among Credit Acceptance Funding LLC 2024-3, each of the initial members of the Board of Trustees of the Trust, and Computershare Delaware Trust Company (incorporated by reference to Exhibit 4.162 to the Company's Current Report on Form 8-K filed October 2, 2024). |
| 4.138 | Sale and Servicing Agreement, dated as of September 26, 2024, among the Company, Credit Acceptance Auto Loan Trust 2024-3, Credit Acceptance Funding LLC 2024-3, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.163 to the Company's Current Report on Form 8-K filed October 2, 2024). |
| 4.139 | Sixth Amendment to Loan and Security Agreement, dated as of August 1, 2024, among the Company, CAC Warehouse Funding LLC VI, and Flagstar Bank, N.A. (incorporated by reference to Exhibit 4.164 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024). |
| 4.140 | Tenth Amendment to Loan and Security Agreement, dated as of December 5, 2024, among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.165 to the Company's Current Report on Form 8-K filed December 10, 2024). |
| 4.141 | Loan and Security Agreement, dated as of December 20, 2024, among the Company, Credit Acceptance Funding LLC 2024-B, Wells Fargo Bank, National Association, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.166 to the Company's Current Report on Form 8-K filed December 23, 2024). |
| 4.142 | Backup Servicing Agreement, dated as of December 20, 2024 among the Company, Credit Acceptance Funding LLC 2024-B, Wells Fargo Bank, National Association, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.167 to the Company's Current Report on Form 8-K filed December 23, 2024). |
| 4.143 | Amended and Restated Intercreditor Agreement, dated December 20, 2024, among the Company, CAC Warehouse Funding LLC II, CAC Warehouse Funding LLC IV, CAC Warehouse Funding LLC V, CAC Warehouse Funding LLC VI, CAC Warehouse Funding LLC VIII, Credit Acceptance Funding LLC 2024-B, Credit Acceptance Funding LLC 2024-3, Credit Acceptance Funding LLC 2024-2, Credit Acceptance Funding LLC 2024-1, Credit Acceptance Funding LLC 2024-A, Credit Acceptance Funding LLC 2023-5, Credit Acceptance Funding LLC 2023-A, Credit Acceptance Funding LLC 2023-3, Credit Acceptance Funding LLC 2023-2, Credit Acceptance Funding LLC 2023-1, Credit Acceptance Funding LLC 2022-3, Credit Acceptance Funding LLC 2022-2, Credit Acceptance Funding LLC 2022-1, Credit Acceptance Funding LLC 2021-4, Credit Acceptance Funding LLC 2021-1, Credit Acceptance Funding LLC 2019-2, Credit Acceptance Auto Loan Trust 2024-3, Credit Acceptance Auto Loan Trust 2024-2, Credit Acceptance Auto Loan Trust 2024-1, Credit Acceptance Auto Loan Trust 2024-A, Credit Acceptance Auto Loan Trust 2023-5, Credit Acceptance Auto Loan Trust 2023-3, Credit Acceptance Auto Loan Trust 2023-2, Credit Acceptance Auto Loan Trust 2023-1, Credit Acceptance Auto Loan Trust 2022-3, Credit Acceptance Auto Loan Trust 2022-1, Credit Acceptance Auto Loan Trust 2021-4, Computershare Trust Company, N.A., Bank of Montreal, Fifth Third Bank, National Association, Flagstar Bank, National Association, Citizens Bank, N.A., and Comerica Bank (incorporated by reference to Exhibit 4.168 to the Company's Current Report on Form 8-K filed December 23, 2024). |
| 4.144 | Sale and Contribution Agreement, dated as of December 20, 2024, between the Company and Credit Acceptance Funding LLC 2024-B (incorporated by reference to Exhibit 4.169 to the Company's Current Report on Form 8-K filed December 23, 2024). |

| 10.1 | Form of Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10(q)(4) to the Company's Current Report on Form 8-K filed February 28, 2007).* |
|---|---|
| 10.2 | Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, April 6, 2009 (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed April 10, 2009).* |
| 10.3 | Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10(q)(11) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009).* |
| 10.4 | Form of Board of Directors Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10(q)(12) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009).* |
| 10.5 | Restricted Stock Unit Award Agreement, dated March 26, 2012, between the Company and Brett A. Roberts (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012).* |
| 10.6 | Restricted Stock Award Agreement, dated March 26, 2012, between the Company and Brett A. Roberts (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012).* |
| 10.7 | Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended March 26, 2012 (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed April 5, 2012).* |
| 10.8 | Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013).* |
| 10.9 | Shareholder Agreement, dated as of January 3, 2017, between the Company and Donald A. Foss (incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K filed January 4, 2017).* |
| 10.10 | Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).* |
| 10.11 | Amendment to Shareholder Agreement dated September 15, 2017, between the Company and Donald A. Foss (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017).* |
| 10.12 | Amendment to Shareholder Agreement dated November 29, 2017, between the Company and Donald A. Foss.* |
| 10.13 | Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019).* |
| 10.14 | Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020).* |
| 10.15 | Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).* |
| 10.16 | Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).* |
| 10.17 | Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).* |
| 10.18 | Settlement Agreement and Assurance of Discontinuance with the Commonwealth of Massachusetts (incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K filed September 1, 2021). |
| 10.19 | Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan as amended and restated April 12, 2021 (incorporated by reference to Annex A to the Company's definitive proxy statement on Schedule 14A filed June 10, 2021).* |
| 10.20 | Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023).* |
| 10.21 | Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended effective June 2, 2023 (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023).* |
| 10.22 | Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended effective June 5, 2024 (incorporated by reference to Exhibit 10.22 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024).* |
| 10.23 | Amendment, effective September 19, 2024, to the Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan (incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024).* |

| | |
|---|---|
| 10.24 | Form of Restricted Stock Unit Award Agreement* |
| 19 | Securities trading policy. |
| 21 | List of Credit Acceptance Corporation subsidiaries. |
| 23 | Consent of Grant Thornton LLP. |
| 31.1 | Certification of principal executive officer pursuant to Rule 13a-14(a) of the Securities Exchange Act. |
| 31.2 | Certification of principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act. |
| 32.1 | Certification of principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 97 | Policy relating to recovery of erroneously awarded compensation (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023). |
| 101(SCH) | Inline XBRL Taxonomy Extension Schema Document. |
| 101(CAL) | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101(DEF) | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 101(LAB) | Inline XBRL Taxonomy Label Linkbase Document. |
| 101(PRE) | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 104 | Cover Page Interactive Data File (included in the Exhibit 101 Inline XBRL Document Set). |

\* Management contract or compensatory plan or arrangement.

Other instruments, notes, or extracts from agreements defining the rights of holders of long-term debt of the Company or its subsidiaries have not been filed because (i) in each case the total amount of long-term debt permitted thereunder does not exceed 10% of the Company's consolidated assets and (ii) the Company hereby agrees that it will furnish such instruments, notes, and extracts to the Securities and Exchange Commission upon its request.

Amendments and modifications to other exhibits previously filed have been omitted when in the opinion of the registrant such exhibits as amended or modified are no longer material or, in certain instances, are no longer required to be filed as exhibits.

**ITEM 16.    FORM 10-K SUMMARY**

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CREDIT ACCEPTANCE CORPORATION**

By:     /s/ KENNETH S. BOOTH
            Kenneth S. Booth
            *Chief Executive Officer*

Date:     February 12, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 12, 2025 on behalf of the registrant and in the capacities indicated.

| Signature | Title |
|---|---|
| /s/ KENNETH S. BOOTH<br>Kenneth S. Booth | Chief Executive Officer and Director<br>(Principal Executive Officer) |
| /s/ JAY D. MARTIN<br>Jay D. Martin | Chief Financial Officer<br>(Principal Financial Officer and Principal Accounting Officer) |
| /s/ THOMAS N. TRYFOROS<br>Thomas N. Tryforos | Chair of the Board and Lead Director |
| /s/ GLENDA J. FLANAGAN<br>Glenda J. Flanagan | Director |
| /s/ VINAYAK R. HEGDE<br>Vinayak R. Hegde | Director |
| /s/ SEAN E. QUINN<br>Sean E. Quinn | Director |
| /s/ SCOTT J. VASSALLUZZO<br>Scott J. Vassalluzzo | Director |

## Board of Directors

**Kenneth S. Booth**
Chief Executive Officer and President
Credit Acceptance Corporation

**Thomas N. Tryforos**
Chair of the Board of Directors
Private Investor

**Glenda J. Flanagan**
Executive Vice President and
Chief Financial Officer
Healthy America, LLC

**Vinayak R. Hegde**
Consumer Chief Marketing Officer
T-Mobile US, Inc.

**Sean E. Quinn**
Executive Vice President and
Chief Financial Officer
Cimpress plc

**Scott J. Vassalluzzo**
Managing Member
Prescott General Partners LLC

## Executive Officers

**Kenneth S. Booth**
Chief Executive Officer and President

**Douglas W. Busk**
Chief Treasury Officer

**Nicholas J. Elliott**
Chief Alignment Officer

**Erin J. Kerber**
Chief Legal Officer

**Jonathan L. Lum**
Chief Operating Officer

**Jay D. Martin**
Chief Financial Officer

**Ravi Mohan**
Chief Technology Officer

**Andrew K. Rostami**
Chief Marketing and Product Officer

**Wendy A. Rummler**
Chief People Officer

**Arthur L. Smith**
Chief Analytics Officer

**Daniel A. Ulatowski**
Chief Sales Officer

## Other Information

**Corporate Headquarters**
25505 West Twelve Mile Road
Southfield, MI 48034
(248) 353-2700

**Transfer Agent and Registrar**
Computershare Trust Company, N.A.
150 Royall Street, Suite 101
Canton, MA 02021
(781) 575-3120

**Corporate Counsel**
Skadden, Arps, Slate, Meagher & Flom LLP
Chicago, IL

**Certified Public Accountants**
Grant Thornton LLP
Southfield, MI

**Stock Listing**
Nasdaq symbol: CACC

**Investor Relations**
Information requests should be directed to:
Douglas W. Busk
(248) 353-2700 Ext. 4432

## Annual Meeting of Shareholders

### June 4, 2025 8:00 a.m.



Corporate Headquarters
25505 West Twelve Mile Road
Southfield, MI 48034

Shareholders may obtain, without charge, a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by writing the Investor Relations Department at the corporate headquarters address or by accessing our investor information on the Company's website at:

**CreditAcceptance.com**.

